Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

GENWORTH FINANCIAL, INC.,

ASIA PACIFIC GLOBAL CAPITAL CO., LTD.

and

ASIA PACIFIC GLOBAL CAPITAL USA CORPORATION

Dated as of October 21, 2016

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4.18	Brokers and Finders	30
4.19	Insurance Reports	31
4.20	Insurance Matters	33
4.21	Reinsurance	35
4.22	Investment Assets	36
4.23	Excess Reserve Financing Arrangements	37
4.24	Mortgage Insurance	38
4.25	Broker-Dealers	39
4.26	Investment Adviser	40
4.27	Rating Agencies	40
4.28	Separate Accounts	40
4.29	OFAC	41
4.30	Fairness Opinion	41
4.31	Proxy Statement	42
4.32	Standstills	42
4.33	No Other Representations	42

	ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

5.1	Organization, Good Standing and Qualification	42
5.2	Corporate Authority	43
5.3	Governmental Filings; No Violations; Etc	43
5.4	Parent Financial Statements	44
5.5	Litigation	45
5.6	Ownership Structure	45
5.7	Available Funds	45
5.8	Capitalization and Operations of Merger Sub	46
5.9	Compliance with Laws; Licenses	46
5.10	Solvency	46
5.11	Brokers and Finders	46
5.12	Proxy Statement	46
5.13	Section 203 of the DGCL	46
5.14	OFAC	47
5.15	No Other Representations	47

	ARTICLE VI

COVENANTS

6.1	Interim Operations	47
6.2	No Solicitation; Acquisition Proposals; Change of Recommendation	53
6.3	Proxy Filing; Information Supplied	58
6.4	Stockholders Meeting	58
6.5	Filings; Other Actions; Notification	59
6.6	Access and Reports	65
6.7	Stock Exchange Delisting	65
6.8	Publicity	65

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6.9	Employee Benefits	65
6.10	Expenses	67
6.11	Indemnification; Directors’ and Officers’ Insurance	67
6.12	Defense of Litigation	69
6.13	Takeover Statutes	69
6.14	Parent Vote	69
6.15	Escrow of Parent Termination Fee	70
6.16	Capital Support	70
6.17	Equity Financing	70

	ARTICLE VII

CONDITIONS

7.1	Conditions to Each Party’s Obligation to Effect the Merger	71
7.2	Conditions to Obligations of Parent and Merger Sub	71
7.3	Conditions to Obligations of the Company	73

	ARTICLE VIII

TERMINATION

8.1	Termination by Mutual Consent	73
8.2	Termination by Either Parent or the Company	73
8.3	Termination by the Company	74
8.4	Termination by Parent	74
8.5	Effect of Termination and Abandonment	75

	ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1	Survival	80
9.2	Modification or Amendment	80
9.3	Waiver of Conditions	80
9.4	Counterparts	80
9.5	GOVERNING LAW; ARBITRATION; SPECIFIC PERFORMANCE; SOVEREIGN IMMUNITY	80
9.6	Notices	84
9.7	Entire Agreement	86
9.8	No Third-Party Beneficiaries	86
9.9	Obligations of Parent and of the Company	86
9.10	Transfer Taxes	86
9.11	Severability	86
9.12	Interpretation; Construction	87
9.13	Assignment	87

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ARTICLE X

DEFINITIONS

Exhibit A	Certificate of Incorporation	A1-1
Exhibit B	By-Laws	A2-1

Annex A	U.S. Life Restructuring	A-1

Company Disclosure Letter
Parent Disclosure Letter

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of October 21, 2016, is by and among Genworth Financial, Inc., a Delaware corporation (the “Company”), Asia Pacific Global Capital Co., Ltd., a limited liability company incorporated in the PRC (“Parent”) and Asia Pacific Global Capital USA Corporation, a Delaware corporation (“Merger Sub”).

RECITALS

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, each of China Oceanwide Holdings Group Co., Ltd., a limited liability company incorporated in the PRC (“Parent General Holding Company”), Oceanwide Capital Investment Management Group Co. Ltd., a limited liability company incorporated in the PRC, and Wuhan CBD Development & Investment Co., Ltd., a joint stock company incorporate in the PRC (“Wuhan”) (each, an “Investor”) has executed and delivered to each of Parent and the Company that certain equity commitment letter (“Equity Commitment Letter”) from each Investor to Parent, dated as of the date of this Agreement;

WHEREAS, the board of directors of the Company (“Company Board”) has unanimously recommended that its stockholders adopt this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, at 9:00 a.m., New York City time on the third Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

1.3 Effective Time. As soon as practicable following the Closing on the Closing Date, the Company will cause a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. At or prior to the consummation of the Merger, the parties shall make all other filings and deliver all notices required under the DGCL to be made or delivered at or prior to the Effective Time (as defined below) in connection with the Merger. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE II

ORGANIZATIONAL DOCUMENTS, DIRECTORS AND OFFICERS

OF THE SURVIVING CORPORATION

2.1 Certificate of Incorporation; By-Laws. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended so as to read in its entirety as set forth in Exhibit A hereto and, as so amended, shall thereafter be the Certificate of Incorporation of the Surviving Corporation (the “Charter”) until thereafter amended in accordance with applicable Laws and the applicable provisions of the Charter. The parties agree to take all requisite action such that, at the Effective Time and subject to Section 6.11, the by-laws of the Surviving Corporation shall be amended so as to read in their entirety as set forth in Exhibit B hereto and, as so amended, shall thereafter be the by-laws (the “By-Laws”) of the Surviving Corporation (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation) until thereafter amended in accordance with applicable Laws and the applicable provisions of the Charter and By-Laws.

2.2 Directors. The parties hereto shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and By-Laws.

2.3 Officers. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Charter and By-Laws.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

3.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the holder of any capital stock of the Company:

(a) Merger Consideration. Each share of the Class A common stock, par value $0.001 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any direct or indirect wholly owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by stockholders (“Dissenting Stockholders”) who have timely and properly demanded appraisal, and have not withdrawn such demand, in each case, pursuant to and in accordance with Section 262 of the DGCL (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into the right to receive $5.43 per Share in cash and without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall automatically cease to exist, and (i) each certificate formerly representing any of the Shares (a “Certificate”) (other than Excluded Shares) and (ii) each non-certificated Share represented by book-entry (“Book-Entry Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b) Cancellation of Excluded Shares. Each Excluded Share (other than any such Shares owned by any direct or indirect wholly owned Subsidiary of the Company) shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and cease to exist, subject, in the case of Excluded Shares held by Dissenting Stockholders, to any rights the holder thereof may have under Section 3.2(f).

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.00001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation.

3.2 Exchange of Certificates.

(a) Paying Agent. At least three Business Days prior to the Closing Date, Parent shall select a paying agent, with the Company’s prior approval (such approval not to be unreasonably withheld or delayed), that is a U.S.-based commercial bank or trust company organized and doing business under the Laws of the United States or any state thereof (the “Paying Agent”) and engage the Paying Agent pursuant to an agreement in form and substance reasonably acceptable to the Company. Immediately prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, a cash amount of immediately available funds in U.S. Dollars necessary for the Paying Agent to make all payments under Section 3.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall be used solely for the purposes of paying the Per Share Merger Consideration in accordance with this Article III and shall not be used to satisfy any other obligations of Parent or any of its Affiliates. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that, such investments shall be in obligations of, or guaranteed by, the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and no such investment shall have a maturity exceeding three months. No such investment or losses thereon shall affect the aggregate Per Share Merger Consideration payable in respect of the Shares. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated by this Agreement, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.1(a) shall be promptly returned to Parent. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Per Share Merger Consideration.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within two Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon delivery to the Paying Agent of (A) in the case of certificated Shares, the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) or (B) in the case of Book-Entry Shares, a customary “agent’s message” in accordance with the instructions set forth in the letter of transmittal (such letter of transmittal and “agent’s message” shall be in such form and have such other provisions as Parent and the Company may reasonably agree) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) or Book-Entry Shares in exchange for the Per Share Merger Consideration. Upon surrender of Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) or Book-Entry Shares for cancellation to the Paying Agent in accordance with the terms of the letter of transmittal, and, if applicable, upon delivery of a letter of transmittal, duly executed and in proper form, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.2(g)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.2(e)) or Book-Entry Share, as the case may be, multiplied by (y) the Per Share Merger Consideration, and any Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.2(e)) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. The Per Share Merger Consideration paid in accordance with the terms of this Article III upon surrender of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Certificate (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Certificate is entitled pursuant to this Article III.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for 270 days after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.2(g)) in accordance with this Article III. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount and upon such terms as Parent or the Surviving Corporation reasonably direct, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f) Appraisal Rights. No Person who has timely and properly demanded appraisal of his, her or its Shares pursuant to and in accordance with Section 262 of the DGCL shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person (such Shares, “Dissenting Shares”), but instead such holder shall be entitled to receive such consideration as may be determined to be due to such

Dissenting Stockholder pursuant to Section 262 of the DGCL (or any successor provision) (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto except the rights set forth in Section 262 of the DGCL, or any successor provision), unless and until such holder shall have failed to perfect or shall have effectively withdrawn such demand or lost its, his or her rights to appraisal under the DGCL. If, after the Effective Time, any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration for each such Share, in accordance with Section 3.1, without interest. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and Proceedings with respect to demand for appraisal under the DGCL and may settle any such Proceedings on behalf of itself and the Surviving Corporation; provided, however, that Parent shall not enter into any settlement or make any commitment with respect to such demands for appraisal that requires a payment or other action by the Company prior to Closing. The Company shall not, except with the prior written consent of Parent or except as required by Law or in accordance with any judgment of a court, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Equity Awards, as applicable, in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

3.3 Treatment of Stock Plans. Subject to Section 3.3(e), following the Effective Time, the Parent shall maintain the terms of the Company’s Stock Plans solely to the extent necessary to effectuate, and shall cause the Surviving Corporation and its Affiliates to effectuate, the treatment of the Company Equity Awards outstanding as of the Effective Time pursuant to the following Sections 3.3(b), 3.3(c), and 3.3(d) in a manner such that the Company Equity Awards shall, to the extent contemplated by this Agreement, be deemed by the Company Compensation Committee to have been “Assumed and Maintained” by a “Successor Entity,” as contemplated by the Stock Plans:

(a) Treatment of Options and SARs. At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) and each outstanding Company stock appreciation right (a “Company SAR”) under the Stock Plans, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive, without interest, an amount in cash equal to, for each Company Option or Company SAR, whether vested or unvested, as of the Effective Time, the product of (A) the excess, if any, of (1) the Per Share Merger Consideration over (2) the exercise price per share of such Company Option or Company SAR, and (B) the number of Shares underlying such Company Option or Company SAR, payable in a lump sum as soon as reasonably practicable after the Effective Time (and in no event later than 30 Business Days following the Effective Time). For the avoidance of doubt, any Company Option or Company SAR which has an exercise price per Share that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b) Company RSUs. At the Effective Time, each outstanding restricted stock unit (a “Company RSU”) under the Stock Plans, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest), an amount in cash equal to (x) the number of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Per Share Merger Consideration, which amount shall vest and be payable at the time or times provided by and subject to the terms applicable to such Company RSU; provided that, with respect to any Company RSU that provides for payment to be made at the Effective Time, such amount shall be payable in a lump sum as soon as reasonably practicable after the Effective Time (and in no event later than 30 Business Days following the Effective Time); provided further, that any unvested Company RSU for which the applicable award agreement does not require automatic vesting upon the occurrence of the Effective Time shall remain subject to the same vesting schedule and other relevant terms as in effect immediately before the Effective Time and the holder of such Company RSU must remain in service to Parent, the Company or any of their Affiliates through the applicable vesting date (which includes the vesting dates designated in the award agreement pertaining to such Company RSU, as well as the date or dates to which vesting may be accelerated in connection with the occurrence of certain events, including without limitation, termination of employment, pursuant to such award agreement) to receive payment in respect thereof.

(c) Company PSUs. At the Effective Time, each outstanding performance stock unit or Company RSU subject to performance vesting conditions (in each case, a “Company PSU”) under the Stock Plans, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest), an amount in cash, equal to (x) the number of Shares subject to such Company PSU immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Consideration. The number of Company PSUs in the preceding clause (x) will be determined based on, (A) in the case of Company PSUs granted during 2015, target performance, subject to proration for the portion of the performance period elapsed through the Effective Time; (B) in the case of Company PSUs granted during 2016, but prior to the date of this Agreement, the greater of target and actual performance as of the Effective Time; and (C) in the case of any Company PSUs granted on or after the date of this Agreement, actual performance as of the date performance is measured as prescribed by the applicable award agreement. Any determination of actual performance in respect of Company PSUs granted during 2016 shall be made by the compensation committee of the

Company Board (the “Company Compensation Committee”), based on actual performance as of the Effective Time, determined through a date no earlier than five Business Days prior to the Effective Time. Amounts payable in respect of each former Company PSU shall vest and be payable (1) in the case of Company PSUs granted during 2015, at the Effective Time, and (2) in the case of all other Company PSUs, at the time or times provided by and subject to the terms applicable to such Company PSU; provided that, with respect to any Company PSU in respect of which payment is to be made at the Effective Time, such amount shall be payable in a lump sum as soon as reasonably practicable after the Effective Time (and in no event later than 30 Business Days following the Effective Time); provided further, that any other Company PSU for which neither this Agreement nor the applicable award agreement requires automatic vesting upon the occurrence of the Effective Time shall remain subject to the same vesting schedule and other relevant terms (including, without limitation, any terms that provide for pro-rated vesting in connection with termination of employment) as in effect immediately before the Effective Time and the holder of such Company PSU must remain in service to Parent, the Company or any of their Affiliates through the applicable vesting date (which includes the vesting dates designated in the award agreement pertaining to such Company PSU, as well as the date or dates to which vesting may be accelerated in connection with the occurrence of certain events, including without limitation, termination of employment, pursuant to such award agreement) to receive payment in respect thereof.

(d) Other Company Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans and any other Company Plans, other than Company Options, Company SARs, Company RSUs and Company PSUs (a “Company Award”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to acquire or receive (without interest), an amount in cash equal to, (i) for each Company Award that is vested and exercisable as of the Effective Time, the product of (A) the number of Shares subject to such Company Award immediately prior to the Effective Time multiplied by (B) the Per Share Merger Consideration (or, to the extent such Company Award provides for payments to the extent the value of the Shares exceeds a specified reference price, the excess, if any, of (1) the Per Share Merger Consideration over (2) such reference price), which shall be payable at the time or times provided by and subject to the terms applicable to such Company Award; provided that, with respect to any Company Award that provides for payment to be made at the Effective Time, such amount shall be payable in a lump sum as soon as reasonably practicable after the Effective Time (and in no event later than 30 Business Days following the Effective Time) and (ii) for each Company Award that is not vested as of the Effective Time, for which the applicable award agreement does not require automatic vesting upon the occurrence of the Effective Time, an amount in cash equal to the product of (A) the number of Shares subject to such Company Award immediately prior to the Effective Time multiplied by (B) the Per Share Merger Consideration (or, to the extent such Company Award provides for payments to the extent the value of the Shares exceeds a specified reference price, the excess, if any, of (1) the Per Share Merger Consideration over (2) such reference price), payable at the time or times provided by and subject to the terms applicable to such Company Award (or, if the Company Award requires the holder thereof to exercise the Company Award, no later than 30 Business

Days after the applicable vesting date of such former Company Award); provided that, any such unvested Company Award shall remain subject to the same vesting schedule and other relevant terms as in effect immediately before the Effective Time and the holder of such Company Award must remain in service to Parent, the Company or any of their Affiliates through the applicable vesting date (which includes the vesting dates designated in the award agreement pertaining to such Company Award, as well as the date or dates to which vesting may be accelerated in connection with the occurrence of certain events, including without limitation, termination of employment, pursuant to such award agreement) to receive payment in respect thereof. The foregoing conversion shall be determined and interpreted in a manner consistent with the requirements of Section 409A of the Code. For the avoidance of doubt, any Company Award that has a reference price per Share that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options, Company SARs, Company RSUs, Company PSUs and Company Awards (the “Company Equity Awards”) pursuant to Section 3.3(a) through Section 3.3(d). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or shares of other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

3.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i)(A) the Latest Company Report and any other publicly available Company Reports filed with the Securities and Exchange Commission (“SEC”) since December 31, 2014, (B) the Australia Reports filed with the Australian Securities and Investments Commission or the Australian Securities Exchange or ASX Limited since May 16, 2014 or (C) the reports and other documents filed by Genworth Canada or the Company with any Canadian Securities Authority since December 31, 2014 (in the case of each of the foregoing (A), (B) or (C), excluding any disclosures set forth in the section titled “risk factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company in connection with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter (i) shall be deemed disclosure with respect to any other section or subsection (other than Sections 4.2, 4.3 and 4.6(ii)) to which the relevance of such disclosure to the applicable representation and warranty is readily apparent and (ii) with respect to any disclosure of an item relating to a representation or warranty in which the phrase “Company Material Adverse Effect” appears shall not be deemed to be an admission that such item constitutes or would reasonably be expected to result in a Company Material Adverse Effect), the Company hereby represents and warrants to Parent and Merger Sub that:

4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (where such concept or an equivalent thereto is recognized under applicable Laws) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar entity power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The copies of the Company’s Fundamental Documents that are incorporated by reference into the Latest Company Report are true and complete copies thereof as in effect on the date hereof. The Company has provided or otherwise made available to Parent true, complete and correct copies of the Significant Subsidiaries’ Fundamental Documents, each as in effect on the date hereof.

4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 1,500,000,000 Shares, 700,000,000 shares of Class B common stock, par value $0.001 per share, of the Company (“Class B Common Stock”), and 100,000,000 shares of preferred stock, par value $0.001 per share, of the Company (“Preferred Stock”). As of the close of business on October 18, 2016 (the “Capitalization Date”), (i) 498,363,294 Shares were issued and outstanding and an additional 88,416,113 Shares were held in the Company’s treasury, all of which have been duly authorized and are validly issued, fully paid and nonassessable, (ii) no shares of Class B Common Stock were issued and outstanding and (iii) no shares of Preferred Stock were issued and outstanding. No shares of capital stock of the Company are held by any Subsidiary of the Company. From the Capitalization Date to the date hereof, there has been no issuance of any capital stock of the Company other than the issuance of Shares in settlement of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms in effect on the date of this Agreement. Other than 27,631,688 Shares reserved for issuance under the Company’s 2012 Omnibus Incentive Plan and 2004 Omnibus Incentive Plan (together, the “Stock Plans”), the Company has no Shares reserved for issuance as of the date hereof.

(b) Section 4.2(b) of the Company Disclosure Letter contains a correct and complete list of Company Equity Awards outstanding as of the date hereof, including the holder, date of grant, term, number of Shares and, where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment following consummation of the Merger. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Liens, other than restrictions on transfer generally imposed under applicable securities or insurance Laws, or under Takeover Statutes in applicable jurisdictions. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens, other than restrictions on transfer generally imposed under applicable securities or insurance Laws, or under Takeover Statutes in applicable jurisdictions. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c) A true and complete list of all Subsidiaries of the Company as of the date hereof is set forth on Section 4.2(c) of the Company Disclosure Letter. Except for (i) equity securities in the Subsidiaries of the Company referenced in the prior sentence, (ii) Investment Assets held in the Ordinary Course of Business and in compliance with the Investment Guidelines in the investment portfolio of the Company or any of its Subsidiaries constituting (A) equity securities in any publicly traded company representing less than 5% of the outstanding capital stock of such company or (B) equity or beneficial interests in any partnership, limited liability company, trust or other similar entity evidencing an investment in a hedge fund, private equity fund, venture capital fund, investment trust or other alternative investment vehicle (the “Specified Investment Securities”) and (iii) as set forth in Section 4.2(c) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock of or equity interest in any other Person. Except as set forth in Section 4.2(c) of the Company Disclosure Letter, the Company or one of its wholly owned Subsidiaries is the owner of all outstanding shares of capital stock of each Subsidiary of the Company.

4.3 Corporate Authority; Approval.

(a) (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to (A) assuming the accuracy of the representations and warranties set forth in Section 5.13, adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”) and (B) the filings and notices required to be made pursuant to Section 1.3; and (ii) this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board has (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement and resolved to recommend adoption of this Agreement to the holders of Shares (the “Company Recommendation”) and (B) directed that this Agreement be submitted to the holders of Shares for their adoption.

4.4 Governmental Filings; No Violations; Certain Contracts.

(a) Other than (A) the filings and notices required to be made pursuant to Section 1.3, (B) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the termination of the waiting period required under the HSR Act, (C) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (D) compliance with any applicable international, federal, state or provincial securities or “blue sky” Laws, (E) filings as may be required under the rules and regulations of the New York Stock Exchange (“NYSE”) or the Financial Industry Regulatory Authority (“FINRA”), (F) the filings, notices and/or approvals identified on Section 4.4(a) of the Company Disclosure Letter, and (G) the filing of a Joint Notice with CFIUS (the “Company Approvals”), no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by it of the Merger and the other transactions contemplated by this Agreement to which it is a party, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by it of the Merger and the other transactions contemplated by this Agreement to which it is a party will not, constitute or result in (i) a breach or violation of, or a default under, the Fundamental Documents of the Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation by it of the Merger and the other transactions contemplated by this Agreement to which it is a party), compliance with the matters referred to in Section 4.4(a) under any Law to which the Company or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its

Subsidiaries, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Section 4.4(b) of the Company Disclosure Letter sets forth a correct and complete list of Material Contracts, Reinsurance Contracts and Reserve Financing Contracts pursuant to which consents or waivers are required by the execution, delivery or performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (ii) and (iii) above).

4.5 Company Reports; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), since December 31, 2013 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished or, if amended, as of the date of the last such amendment, complied when filed or furnished (or, if applicable, when amended) in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended, as of the date of the last such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal controls over financial reporting are sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”), (ii) that receipts and expenditures of the Company are being made in accordance with authorizations of management and directors of the Company and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has provided or otherwise made available to Parent any such disclosure (or a summary thereof) made by management to the Company’s auditors and audit committee since the Applicable Date. To the Knowledge of the Company, since the Applicable Date, the Company has not received any written complaints from any source, or oral complaints through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law, in each case that are reasonably credible and relate to accounting, internal accounting controls or auditing matters and allege matters that, if true, would be reasonably likely to be material to the Company and its Subsidiaries, taken as a whole. Since the Applicable Date, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting. For the purposes of this Section 4.5(b), the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Appendix A of Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(c) (i) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and (ii) each of the consolidated statements of income, changes in equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to the absence of full footnote disclosure and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(d) Since the Applicable Date, Genworth Canada has timely filed true and correct copies of all forms, reports, schedules, statements, certifications and other documents (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations) required to be filed by Genworth Canada pursuant to Canadian Securities Laws (the forms, reports, schedules, statements, certifications and other documents filed since the Applicable Date and those filed subsequent to the date of this Agreement, including any amendments thereto, the “Canada Reports”). As of the date hereof, each of the Canada

Reports at the time filed (or if amended, at the time amended) (i) did not contain any misrepresentation (within the meaning of Canadian Securities Laws); and (ii) complied in all material respects with the requirements of applicable Canadian Securities Laws. Any amendments to the Canada Reports required to be made have been filed on a timely basis with the applicable Canadian Securities Authority. Genworth Canada has not filed any confidential material change report with any Canadian Securities Authority which remains confidential or any other confidential filings (including redacted filings) filed under Canadian Securities Laws or with any Canadian Securities Authority.

(e) There are no outstanding or unresolved comments in comment letters from any Canadian Securities Authority with respect to any of the Canada Reports and neither Genworth Canada nor any of the Canada Reports is the subject of any pending or, to the Knowledge of the Company, threatened, audit, review, comment or investigation by any Canadian Securities Authority or the Toronto Stock Exchange.

(f) The management of Genworth Canada has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by Genworth Canada in its annual filings, interim filings or other reports filed or submitted by it under the applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified by such Canadian Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Genworth Canada in its annual filings, interim filings or other reports filed or submitted under the applicable Canadian Securities Laws is accumulated and communicated to Genworth Canada’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure. Genworth Canada maintains internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings). Such internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Genworth Canada; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Genworth Canada are being made only with authorizations of management and directors of Genworth Canada; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Genworth Canada that could have a material effect on its financial statements. As of the date of this Agreement: (x) there are no material weaknesses (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) in the design and implementation or maintenance of internal controls over financial reporting of Genworth Canada; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Genworth Canada.

(g) None of Genworth Canada or any director or officer of Genworth Canada, or, to the Knowledge of the Company, any auditor, accountant or representative of Genworth Canada has, since the Applicable Date, received or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, in each case that is reasonably credible, regarding the accounting or auditing practices, procedures, methodologies or methods of Genworth Canada or its internal accounting controls to the effect that Genworth Canada has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of Genworth Canada’s board of directors.

(h) The audited consolidated financial statements for Genworth Canada as of the end of, and for each of the fiscal years ended, since the Applicable Date (including any notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the interim unaudited consolidated financial statements for Genworth Canada for the three- and six-month periods ended June 30, 2016 (including any notes or schedules thereto and related management’s discussion and analysis) have been, and all financial statements of Genworth Canada (including any notes or schedules thereto and related management’s discussion and analysis) which are publicly disseminated by Genworth Canada in respect of any subsequent periods ending between the date hereof and the Closing Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the financial condition, financial performance and cash flows of Genworth Canada as of the respective dates thereof for the respective periods covered thereby (except as may be indicated expressly in the notes thereto and subject, in the case of such statements with respect to interim periods, to normal year-end adjustments).

(i) Since the Applicable Date, Genworth Australia has timely filed true and correct copies of all Australia Reports. Such Australia Reports at the time filed (i) did not contain any material misrepresentation; and (ii) complied in all material respects with the requirements of applicable Australian Securities Laws. Any material amendments to such Australia Reports required to be made have been made and filed on a timely basis with the applicable Governmental Entity.

(j) Neither Genworth Australia nor any of the Australia Reports is the subject of a pending, or to the Knowledge of the Company, threatened in writing, audit, review, comment or investigation by the Australian Securities and Investments Commission or ASX Limited.

(k) As of the date of this Agreement there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Genworth Australia.

(l) None of Genworth Australia or any director or officer of Genworth Australia, or, to the Knowledge of the Company, any auditor, accountant or representative of Genworth Australia has, since the Applicable Date, received or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, in each case that is reasonably credible, regarding the accounting or auditing practices, procedures, methodologies or methods of Genworth Australia or its internal accounting controls to the effect that Genworth Australia has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of Genworth Australia’s board of directors.

(m) The audited consolidated financial statements for Genworth Australia as of and for each of the fiscal years since the Applicable Date (including any notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the interim unaudited consolidated financial statements for Genworth Australia for the six-month period ended June 30, 2016 (including any notes or schedules thereto and related management’s discussion and analysis) have been, and all financial statements of Genworth Australia (including any notes or schedules thereto and related management’s discussion and analysis) which are publicly disseminated by Genworth Australia in respect of any subsequent periods prior to the Closing Date will be, prepared in accordance with Corporations Act 2001 (Cth), Australian Accounting Standards adopted by the Australian Accounting Standards Board and the official listing rules of ASX Limited, and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Genworth Australia as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto).

4.6 Absence of Certain Changes. From December 31, 2015 through the date hereof, (i) the Company and its Subsidiaries have conducted their respective businesses, in all material respects, in the Ordinary Course of Business, and have not taken any action which, if taken after the date of this Agreement, would have required Parent’s prior written approval pursuant to Sections 6.1(a)(ii), (iii), (v), (vi), (vii), (ix), (x), (xiii), (xiv), (xv), (xvi), (xvii), (xx), (xxii) and (xxiii) and, solely with respect to the foregoing identified clauses of Section 6.1(a), (xxvii), and (ii) there have not been any facts, events, changes, developments, circumstances or effects that, individually or in the aggregate, have had or would reasonably be expected to result in a Company Material Adverse Effect.

4.7 Litigation and Liabilities.

(a) Except for those liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (i) disclosed, reserved against or provided for in the consolidated balance sheet of the Company as of December 31, 2015 or in the notes thereto and (ii) incurred since December 31, 2015 in the Ordinary Course of Business.

(b) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings (each, a “Proceeding”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, except for (i) Proceedings set forth on Section 4.7(b) of the Company Disclosure Letter, and (ii) Proceedings that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

4.8 Employee Benefits.

(a) Section 4.8(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Plan and separately identifies each Company Plan that is maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Company Plan”). For purposes of this Agreement, “Company Plan” means any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not in writing, whether or not material and whether or not funded, in each case, for the benefit of any current or former employee, officer or director, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries. Company Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, but do not include any governmental plan or program requiring the mandatory payment of social insurance taxes or similar contributions to a governmental fund with respect to the wages of any employee.

(b) With respect to each material Company Plan, the Company has provided or otherwise made available to Parent, to the extent applicable, true, complete and correct copies of (1) the Company Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (2) a written summary of such Company Plan if such plan is not set forth in a written document, (3) the most recently prepared actuarial report, and (4) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Plan.

(c) (1) Each Company Plan (including any related trusts) that is not a Non-U.S. Company Plan has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including, without limitation, ERISA and the Code, (2) all material contributions or other amounts payable by the Company or a Subsidiary with respect to each Company Plan in respect of current or prior plan years have been accrued in accordance with GAAP, and (3) there are no pending or, to the Knowledge of the Company, material threatened claims (other than routine claims for benefits) or Proceedings by a Governmental Entity by, on behalf of or against any Company Plan or any trust related thereto which, in any case, could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(d) With respect to each ERISA Plan, the Company has provided or otherwise made available to Parent, to the extent applicable, true, complete and correct copies of (1) the most recent summary plan description together with any summaries of all material modifications thereto, (2) the most recent Internal Revenue Service determination or opinion letter, and (3) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such Company Plan. With respect to any ERISA Plan, neither the Company nor a Subsidiary has engaged in a transaction in connection with which the Company or a Subsidiary reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(f) No Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and to the Knowledge of the Company, no condition exists that presents a risk to the Company or its ERISA Affiliates of incurring any such liability. “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and section 4980B of the Code and (5) in respect of any “multiemployer plan” within the meaning of Section 3(37) of ERISA, any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or any single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company or any Subsidiary could incur liability under Section 4063 or 4064 of ERISA.

(g) Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is, in all material respects, in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the Internal Revenue Service provided thereunder.

(h) Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (1) entitle any current or former employee, director or officer of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (2) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director or officer, (3) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Plan, (4) otherwise give rise to any material liability under any Company Plan, or (5) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time. Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code; provided however, that any arrangements entered into at the direction of Parent, or between Parent and its Affiliates, on the one hand, and a disqualified individual on the other hand (“Parent Arrangements”), shall not be taken into account so that, as of the date hereof and as of the Effective Time, compliance with and accuracy of this sentence shall be determined as if such Parent Arrangements had not been entered into.

(i) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code. The Company has provided or otherwise made available to Parent true, complete and correct copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated by this Agreement.

(j) Each Company Equity Award (1) was granted in all material respects in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plans pursuant to which it was issued, (2) if applicable, has an exercise price equal to or greater than the fair market value of a share of Shares on the date of such grant, (3) has a grant date no later than the date on which the Company Board or the Company Compensation Committee intended the grant to be effective, as applicable, (4) qualifies for the Tax and accounting treatment afforded to such Company Equity Award, as applicable, in the Company’s Tax Returns and the Company Reports, respectively and (5) does not trigger any liability for the holder thereof under Section 409A of the Code.

(k) Except as could not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (1) all Non-U.S. Company Plans (i) have been maintained and operated in accordance with, and are in compliance with, their terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a union or labor organization, (ii) to the extent required to be registered or approved by a foreign Governmental Entity, have been registered with, or approved by, a foreign Governmental Entity and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval, and (iii) to the extent intended to be funded and/or book-reserved, are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and (2) there is no pending or threatened litigation relating to any Non-U.S. Company Plan. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, with respect to each Non-U.S. Company Plan, (1) if required to be funded, the assets of such Non-U.S. Company Plan are sufficient under applicable local Law to provide for the payment of the relevant benefits in full or (2) if not required to be funded, the book reserves (determined in accordance with GAAP, or the International Financial Reporting Standards (“IFRS”) or other accounting requirements of the local jurisdiction, as applicable) are sufficient to provide for the payment of the relevant benefits.

4.9 Compliance with Laws; Licenses.

(a) Since the Applicable Date, the businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any applicable federal, state, provincial, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, Order, arbitration award, agency requirement, license or permit (including of a prudential regulatory nature) of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened in writing, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. To the Knowledge of the Company, the Company has not received any written notice of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement.

(b) The Company and its Subsidiaries each has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and Orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as currently conducted, except those the absence of which or the failure to comply with which would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Section 4.9(b) of the Company Disclosure Letter contains a true, correct and complete list of each jurisdiction where the Company or any of its Subsidiaries is conducting an insurance business for insurance regulatory purposes.

4.10 Material Contracts.

(a) Except for this Agreement, as of the date hereof, none of the Company or any of its Subsidiaries is a party to or bound by any Contract (other than any Company Plan):

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) that purports to limit or restrict, in any material respect, (A) the ability of the Company or any of its Subsidiaries to compete with any Person in any business or in any geographic area, including any non-compete covenant, “most favored nation” obligation (other than those entered into in the Ordinary Course of Business) or other similar obligations or (B) the geographic area in which any of the Company or any of its Subsidiaries may engage in any business;

(iii) with respect to a joint venture, limited liability company or partnership agreement or other similar agreement or arrangement, or the formation, creation or operation, management or control of any partnership or joint venture, in each case, with any Person that is not a wholly owned Subsidiary of the Company and other than relating to any Specified Investment Securities;

(iv) that limits or prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of capital stock of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by the Company or any of its Subsidiaries (other than pursuant to applicable Laws);

(v) relating to Capital Support, to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries has any existing rights, obligations or liabilities;

(vi) that relates to an acquisition, divestiture, merger or similar transaction (A) entered into since the Applicable Date and involving an asset value in excess of $25,000,000, or (B) that contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect (other than this Agreement and confidentiality agreements in connection with any potential acquisition, divestiture, merger or similar transaction) and involving amounts reasonably expected to exceed $5,000,000, in each case, other than with respect to any Specified Investment Securities;

(vii) that provides for payments in excess of $2,500,000 to be made by the Company or any of its Subsidiaries upon a change in control thereof;

(viii) under which (x) the Company or any of its Subsidiaries grants to a Person (other than the Company and its wholly owned Subsidiaries) a license or any other right or covenant with respect to any Intellectual Property or (y) a Person (other than the Company and its wholly owned Subsidiaries) grants to the Company or any of its Subsidiaries a license or any other right or covenant to any Intellectual Property, in each case, that is material to the businesses of the Company and its Subsidiaries, taken as a whole, except for licenses granted to the Company or any of its Subsidiaries for generally commercially available Software entered into in the Ordinary Course of Business;

(ix) containing any standstill or similar agreement that remains in effect pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person;

(x) that imposes exclusivity (other than non-competition covenants) or non-solicitation obligations on the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Effective Time) with respect to the distribution of any Insurance Contracts, or with any supplier to the Company or its Subsidiaries, except for Contracts entered into in the Ordinary Course of Business which impose exclusivity or non-solicitation obligations that are not material to the Company and its Subsidiaries, taken as a whole;

(xi) that evidences the creation, incurrence, assumption or guarantee of Indebtedness of the Company or any of its Subsidiaries in an amount in excess of $10,000,000, other than guarantees that are features of the products offered to customers by the Company’s mortgage insurance business in the Ordinary Course of Business;

(xii) that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale of any material business or property of the Company and its Subsidiaries, taken as a whole (other than any Specified Investment Securities);

(xiii) that is a Contract related to any settlement of litigation or other Proceedings that contains covenants that materially affect the conduct of the Company’s or any of its Subsidiaries’ businesses;

(xiv) pursuant to which the Company or any of its Subsidiaries provides investment management, investment advisory or subadvisory services to any Person (other than the Company and its wholly owned Subsidiaries) and receives annual fee revenue in excess of $1,000,000 per year or under which the Company or any of its Subsidiaries receives investment management, investment advisory or subadvisory services from any Person (other than the Company and its wholly owned Subsidiaries) and which involves payments by the Company or any of its Subsidiaries to such Person of amounts in excess of $1,000,000 per year;

(xv) pursuant to which any downgrade in the financial strength rating or claims paying ability rating assigned to the Company, or any of its Subsidiaries that is rated, will constitute or result in, with or without notice, lapse of time or both, a breach or violation thereof, a termination (or right of termination) or default thereunder, the creation or acceleration of any obligations thereunder, the creation of a Lien on any of the assets of the Company or any of its Subsidiaries or the obligation of the Company or any of its Subsidiaries to post additional collateral or make prepayments for the benefit of any counterparty; or

(xvi) that is a Contract (or a group of related Contracts), other than any Contract entered into with respect to Specified Investment Securities in accordance with the Investment Guidelines, Insurance Contracts, Reinsurance Contracts, Reserve Financing Contracts, Company Plans and Contracts with Agents that contemplate volume-based compensation in connection with the marketing, sale or distribution of Insurance Contracts, that requires payments by or provides for payments to the Company and its Subsidiaries as a whole involving amounts in excess of $5,000,000 in any 12-month period.

Each such Contract described in clauses (i) through (xvi) of this Section 4.10 is referred to herein as a “Material Contract.” True, complete and correct copies of all Material Contracts (together with all amendments, extensions, renewals, guaranties, modifications, waivers, supplements and other agreements, if any, related thereto), other than any Material Contracts that are specifically identified in Section 4.10(a)(xvii) of the Company Disclosure Letter, have been provided or otherwise made available by the Company to Parent or are filed as exhibits to the Latest Company Report. The Company has provided to Parent a summary of selected terms of the Material Contracts specifically identified in Section 4.10(a)(xvii) of the Company Disclosure Letter (each a “Summarized Material Contract”). Each such summary fairly and correctly summarizes such selected terms of the applicable Summarized Material Contract in all material respects. Notwithstanding anything to the contrary in this Agreement or the Company

Disclosure Letter, the disclosure related to a Summarized Material Contract in any section or subsection of the Company Disclosure Letter shall only apply to the specific section, subsection or matter specifically identified in such disclosure and only if the summary of such Summarized Material Contract that has been provided to Parent prior to the date of this Agreement contained all relevant terms of such Summarized Material Contract that relate to the relevant section, subsection or matter for which the Summarized Material Contract is disclosed.

(b) Each of the Material Contracts constitutes a valid and binding obligation of the Company or the Subsidiary of the Company party thereto, and, to the Knowledge of the Company, each other party thereto in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. There exists no breach or event of default with respect to any such Material Contracts on the part of the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto, or permit termination, modification or acceleration by any third party thereunder, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.11 Real Property; Personal Property.

(a) Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, with respect to the real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), (i) the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Liens (other than Permitted Liens), and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein other than Contracts to acquire or dispose of Investment Assets in the Ordinary Course of Business.

(b) Section 4.11(b) of the Company Disclosure Letter contains a true and complete list of all Owned Real Property. Section 4.11(b) of the Company Disclosure Letter sets forth a correct street address and such other information as is reasonably necessary to identify each parcel of Owned Real Property.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, each of the Company and its Subsidiaries has good title to, or a valid leasehold interest in, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement, free and clear of all Liens other than Permitted Liens.

4.12 Takeover Statutes. Except for Section 203 of the DGCL and relevant Laws of Australia, including the Corporations Act 2001 (Cth) (with respect to Genworth

Australia and its Subsidiaries), and Canada (with respect to Genworth Canada and its Subsidiaries), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”), or any anti-takeover provision in the Fundamental Documents of the Company or any of its Subsidiaries, is applicable to the Company, the Shares, any of the Company’s Subsidiaries, the capital stock of any of the Company’s Subsidiaries, the Merger or the other transactions contemplated by this Agreement. Assuming the accuracy of the representations and warranties set forth in Section 5.13, the Company Board has taken all actions so that the restrictions on a “business combination” with the Company (as such term is used in Section 203 of the DGCL) contained in Section 203 of the DGCL will not apply to the Merger. No “take-over bid” (that is not otherwise exempt) will be triggered under a Takeover Statute under the Laws of Canada solely as a result of the Merger.

4.13 Environmental Matters. (a) The Company and its Subsidiaries have complied at all times in all material respects with all applicable Environmental Laws since the Applicable Date; (b) no property owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance in a manner that could result in material liability or any obligations relating to any Environmental Law; (c) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third-party property; (d) neither the Company nor any of its Subsidiaries has received since the Applicable Date any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (e) neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law; and (f) the Company has delivered to Parent copies of all material environmental reports, studies, assessments, sampling data and other material environmental information that are in its possession relating to Company or its Subsidiaries or their respective current and former properties or operations.

4.14 Taxes. The Company and each of its Subsidiaries (a) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed material Tax Returns are complete and accurate in all material respects, (b) have paid all material Taxes that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP, and (c) have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency and there has been no request by a Governmental Entity to execute such a waiver or extension. There are no material Tax Liens upon any property or assets of the Company or any of its Subsidiaries except Liens for current Taxes not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP. As of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other Proceedings in respect of Taxes or Tax matters, and no claim has been made (that has not been resolved) in the past five years by a Governmental Entity in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to material taxation by such jurisdiction. There are not, to the Knowledge of the Company, any unresolved questions or claims with a Governmental Entity concerning the Company’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Company Reports. As of the date hereof, none of the Company or any of its Subsidiaries is (i) a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement (other than the Restated Tax Matters Agreement, dated February 1, 2006, by and among the Company, General Electric Company, and certain other parties and other than pursuant to commercial agreements not primarily relating to Taxes), (ii) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, or (iii) has acquired property in circumstances in which Section 160 of the Income Tax Act (Canada) (the “Tax Act”) may apply, such that, in each of clauses (i), (ii) or (iii) of this sentence, the Company or any of its Subsidiaries is or may become, after the date hereof or after the Closing (as the case may be), liable for any amount of Taxes of another Person (other than the Company or any of its Subsidiaries). Except as set forth on Section 4.14 of the Company Disclosure Letter, there are no closing agreements, private letter rulings, technical advance memoranda or similar agreements or rulings that have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries which are still in effect as of the date of this Agreement. Since January 1, 2014, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the Internal Revenue Service for the applicable period. The Company has provided or otherwise made available to Parent true, complete and correct copies of the United States and Australian federal income Tax Returns and all Canadian federal or provincial income and sales Tax Returns filed by the Company and its Subsidiaries for each open Tax year. The Company and its Subsidiaries have made adequate provision in accordance with GAAP for any material Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before the date of this Agreement. At no time during the past five years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. The Company and each of its Subsidiaries has systems, processes and procedures in place in order to materially comply, in the reasonable judgment of the Company, with Sections 1471 through 1474 of the Code and any similar provision of foreign Law. Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law), or change in the basis for determining any item referred to in Section 807(c) of the Code, for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date outside of the Ordinary Course of Business, or (iv) any election under Section 108(i) of the Code. Neither the Company nor any of its Subsidiaries has a “policyholders surplus account” within the meaning of Section 815 of the Code which has a positive balance. The Tax treatment of each Insurance Contract issued by the Company or any of its Subsidiaries is not, and since the time of issuance or subsequent modification has not been, less favorable to the purchaser, policyholder or intended beneficiaries thereof, than the Tax treatment either that was purported to apply in written materials provided by the issuer of such Insurance Contract, in each case at the time of its issuance (or any subsequent modification of such Insurance Contract) or for which such Insurance Contract would reasonably have been expected to qualify at the time of issuance (or subsequent modification). Each of the Company and any of its Subsidiaries that issues Insurance Contracts maintains systems that are, in the reasonable judgment of such issuing entity, adequate to maintain material compliance with applicable qualification provisions of the Code, including Sections 7702 and 7702A of the Code, and to materially comply with the withholding and reporting requirements of the Code applicable to the Insurance Contracts issued by such entity, including Sections 3405 and 6047 of the Code. The amounts of remaining tax benefit payments owed to General Electric Company by the Company pursuant to the Restated Tax Matters Agreement, dated February 1, 2006, by and among the Company, General Electric Company, and certain other parties, are set forth on Section 4.14 of the Company Disclosure Letter. No Australian Subsidiary has a tainted share capital account or a share capital account that is taken to be tainted for the purposes of Australian Tax law and no Australian Subsidiary has taken any action, up to and including the date hereof, that would cause their share capital account to be a tainted share capital account. Each Australian Subsidiary has maintained proper records of franking debits and franking credits for the purposes of Australian Tax law and has also provided valid distribution statements (for Australian Tax law purposes). No Australian Subsidiary has ever had any permanent establishment (as that expression is defined in the Tax law and any relevant double taxation agreement current at the date of this agreement). All material transactions and other dealings between the Company and its Subsidiaries and other related parties that are subject to transfer pricing Laws have been (and can be demonstrated to have been) conducted at arm’s length, and the Company and each of its Subsidiaries has complied in all material respects with all rules relating to transfer pricing under all applicable Laws with respect thereto, including with respect to the pricing of goods or services provided to or by the Company or any Subsidiary, and with respect to the preparation of documents or records required under applicable transfer pricing Laws. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into or been a party to any transaction which contravenes any anti-avoidance provisions of any Tax Law that would result in a material amount of Taxes on the Company or any of its Subsidiaries. No event has occurred (including the execution of this Agreement or the Company’s or its Subsidiaries’ performance hereunder), as a result of which, any Tax from which the Company or any of its Subsidiaries have obtained an exemption or other relief will become payable, except for those Taxes that would not be material to the Company of its Subsidiaries, taken as a whole. There are no circumstances existing which could result in the application to Genworth Canada or any of its Subsidiaries of sections 17, 78, 80.01, 80.02, 80.03, 80.04 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

4.15 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, and to the Knowledge of the Company, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries.

(b) There is no (1) strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (2) unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (3) pending or, to the Knowledge of the Company, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Company or any of its Subsidiaries, in each case, which could, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) Each of the Company and its Subsidiaries is in compliance in all respects with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity Laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours, except where failure to comply therewith could not reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(d) There are no Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of its Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment Contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of its Subsidiaries in connection with the employment relationship which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is delinquent in any payments to any of their respective employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or any of its Subsidiaries, except where such delinquency could not reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(g) To the Knowledge of the Company, no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Company Plan. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of any Person as an independent contractor rather than as an employee, with respect to any misclassification of any employee as exempt versus non-exempt, or with respect to any employee leased from another employer, and neither the Company nor any of its Subsidiaries has any notice of nor, to the Knowledge of the Company, is there any pending or threatened material claim by any Person who is performing or has performed services for the Company or any of its Subsidiaries that he/she is or was misclassified for any purpose.

4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter contains a list, as of the date of this Agreement, of all Registered Intellectual Property owned by the Company or any of its Subsidiaries, indicating for each item the registration or application number, registration or application date and the applicable filing jurisdiction (or in the case of an internet domain name, the applicable domain name registrar). All of the Registered Intellectual Property required to be included on Section 4.16(a) of the Company Disclosure Letter is (i) subsisting and, to the Knowledge of the Company, valid and enforceable, and (ii) not the subject of any pending, or, to the Knowledge of the Company, threatened in writing claim, action, suit, proceeding, investigation or agreement adversely affecting, or that could reasonably be expected to adversely affect, the Company’s or any of its Subsidiaries’ use of, or rights to, such Intellectual Property or any other material Company Intellectual Property.

(b) The Company or one of its Subsidiaries own solely and exclusively all Intellectual Property that the Company or its Subsidiaries own or purport to own, free and clear of Liens (“Company Intellectual Property”).

(c) To the Knowledge of the Company, the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property used in or necessary for their respective businesses as presently conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement.

(d) To the Knowledge of the Company: (i) the conduct of the businesses of the Company and its Subsidiaries does not infringe, constitute misappropriation of or otherwise violate, and has not infringed, constituted misappropriation of or otherwise violated within the past two years, any Intellectual Property of any Person; and (ii) no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property. There is no claim, action, suit, proceeding or investigation pending or, to the Knowledge of the Company, threatened in writing against, or written notice (including “cease and desist” letters and invitations to license) received by, the Company or any of its Subsidiaries alleging that the conduct of the businesses of the Company or any of its Subsidiaries infringes, constitutes misappropriation of or otherwise violates the Intellectual Property of any Person, in each case that would be material to the Company and its Subsidiaries, taken as a whole.

(e) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets included in the Company Intellectual Property, and, to the Knowledge of the Company, there has been no unauthorized disclosure of any such Trade Secrets.

(f) The Company and each of its Subsidiaries have obtained from all parties (including current or former employees, officers, directors, consultants and contractors) who have created or developed any portion of, or otherwise who would have any rights in or to, any Company Intellectual Property or Company Software, written, valid and enforceable assignments in favor of the Company or such Subsidiary of all such Intellectual Property and Software.

(g) The IT Assets owned, used or held for use by the Company or its Subsidiaries operate and perform in all material respects as required by the Company or its Subsidiaries in connection with their businesses. To the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets during the past two years in a manner that has resulted or could reasonably be expected to result in material liability to the Company or its Subsidiaries. The Company and its Subsidiaries have implemented and maintain commercially reasonable security, backup and disaster recovery technology and processes consistent with industry practices.

(h) The Company and its Subsidiaries have: (i) complied in all material respects with all contractual obligations relating to the collection, storage, use, transfer and any other processing of any Personally Identifiable Information collected or used by the Company or any of its Subsidiaries in any manner, or to the Knowledge of the Company, maintained by third parties having authorized access to such information; and (ii) taken commercially reasonable steps (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect all Personally Identifiable Information against loss and unauthorized access, use, modification or disclosure.

(i) Section 4.16(i) of the Company Disclosure Letter contains a list of all (i) material Software owned by the Company or any of its Subsidiaries (“Company Software”) and (ii) Software licensed to the Company or its Subsidiaries, in each case, which is: (A) material to the conduct of the Company’s or any of its Subsidiaries’ respective businesses; and (B) not generally commercially available Software.

(j) No Company Software, as currently used by the Company, is subject to the terms of any license for Open Source Code that (i) imposes a requirement or condition that the licensee or any third party grant a license under its patent rights, (ii) requires that any Company Software: (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making modifications or derivative works, or (C) be redistributable at no charge, or (iii) imposes a limitation, restriction or condition on the use, distribution, or control of all or any portion of the Company Software.

4.17 Insurance. The Company and its Subsidiaries maintain available coverage under policies of insurance (“Insurance Policies”) in such amounts and against such risks as the Company reasonably has determined to be prudent. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.18 Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Goldman, Sachs & Co. and Lazard Frères & Co. LLC as its financial advisors. The Company has provided or otherwise made available to Parent a true, complete and correct copy of all agreements pursuant to which Goldman, Sachs & Co. and Lazard Frères & Co. LLC are entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

4.19 Insurance Reports.

(a) A true and complete list as of the date hereof of all the Subsidiaries through which the Company conducts its insurance and reinsurance operations (collectively, the “Insurance Subsidiaries”), together with the jurisdiction of domicile thereof, is set forth in Section 4.19(a) of the Company Disclosure Letter. Since the Applicable Date, each of the Insurance Subsidiaries has timely filed all annual and quarterly statements, including amendments thereto, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with the appropriate Insurance Regulators of the jurisdiction in which it is domiciled or commercially domiciled on forms prescribed or permitted by such Insurance Regulators (collectively, the “Company Statements”). The Company has provided or otherwise made available to Parent true and complete copies of all Company Statements filed with any Insurance Regulator since the Applicable Date. Without limiting the foregoing, since the Applicable Date, all Contracts and transactions in effect between any Insurance Subsidiary and any Affiliate that are required to be filed with, and/or approved by, an Insurance Regulator under the applicable insurance holding company statutes or other applicable Insurance Laws, have been filed with such applicable Insurance Regulator, and the applicable Insurance Subsidiary has obtained any required approvals or deemed approvals of Insurance Regulators with respect thereto.

(b) The financial statements included in the Company Statements (the “Company SAP Statements”) were (or with respect to quarterly and annual Company SAP Statements filed on or after the date hereof and prior to Closing, will be) prepared in conformity in all material respects with SAP, consistently applied for the periods covered thereby, and fairly present in all material respects the statutory financial position of the relevant Insurance Subsidiary as of the respective dates thereof and the results of operations and cash flows of such Insurance Subsidiary for the respective periods then ended subject, in the case of the Company SAP Statements with respect to interim periods, to the absence of full footnote disclosure and normal year-end audit adjustments that will not be material in amount or effect. No material deficiency has been asserted by any Governmental Entity with respect to any Company SAP Statements that has not been resolved, to the Company’s Knowledge, to the material satisfaction of the Governmental Entity prior to the date hereof. As of their respective filing dates, the Company SAP Statements complied with, to the extent in effect at the time of filing or submission, the applicable requirements of all Laws, rules and regulations applicable to the business of insurance or the regulation of insurance holding companies, whether domestic or foreign, and all applicable Orders of Governmental Entities and Insurance Regulators (collectively, the “Insurance Laws”), except for such failures to comply as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) Section 4.19(c) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all accounting practices used by the Insurance Subsidiaries in connection with the Company SAP Statements that depart from the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual or similar non-U.S. accounting methodologies applicable to any of the Insurance Subsidiaries (each such departure, a “Permitted Accounting Practice”). All Permitted Accounting Practices have been approved by the applicable Insurance Regulators in writing at or prior to the time used by the Insurance Subsidiaries in connection with the applicable Company SAP Statements.

(d) The Company has provided or otherwise made available to Parent true, complete and correct copies of the Actuarial Reports. To the Knowledge of the Company, the information and data furnished by any Insurance Subsidiary in connection with the preparation of the Actuarial Reports were derived from the relevant books and records of the Company and accurate in all material respects as of the date so furnished. Notwithstanding the foregoing, the Company and its Affiliates do not guarantee the projected results included in the Actuarial Reports and make no representation or warranty with respect to the Actuarial Reports, any estimates, projections, predications, forecasts, assumptions, methodologies and judgments in the Actuarial Reports or the assumptions on the basis of which such information was, or data were, prepared (including, without limitation, as to future morbidity or mortality, policyholder behavior, expense, investment experience and other actuarial factors with respect to the Company or its associated liabilities or assets), or to the effect that the projected profits set forth in the Actuarial Reports will be realized. As of the date hereof, neither Milliman nor PWC has issued to the Company or its Affiliates any new or revised report with respect to the Insurance Subsidiaries, or any supplements, addenda or errata with respect to their respective Actuarial Reports, nor have they notified the Company that the relevant Actuarial Report is inaccurate in any material respect.

(e) The aggregate insurance policy reserves for claims, losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated), and unearned premium for each Insurance Subsidiary, as reflected in its Company SAP Statements, (i) were determined in accordance with SAP applied on a consistent basis for the periods presented, (ii) were determined in accordance with generally accepted actuarial standards applied on a consistent basis for the periods presented (except as otherwise noted in the financial statements and notes thereto included in such financial statements), (iii) were fairly stated in all material respects in accordance with sound actuarial principles, (iv) were derived from the books and records of such Insurance Subsidiary, (v) include provisions for liabilities meeting or exceeding those required by the express terms of the Insurance Contracts and (vi) satisfied the requirements of applicable Insurance Laws in all material respects. Neither this Section 4.19(e) nor anything else in this Agreement shall constitute a representation or warranty to the effect that such reserves will be sufficient or adequate for the purposes for which they were established.

(f) The Company has provided or otherwise made available to Parent (i) true, complete and correct copies of all material submissions by the Company or any of its Insurance Subsidiaries domiciled in the United States, Australia or Canada to any Insurance Regulator in the United States, Australia and Canada, as applicable, relating to the risk-based capital of such Insurance Subsidiary together with true, accurate and complete copies of all substantive responses from the relevant Insurance Regulators to such submissions, and (ii) all material annual registration statements and periodic reports with respect to the Company or any Insurance Subsidiary domiciled in the United States, Australia or Canada provided to any Insurance Regulator in the United States, Australia and Canada, as applicable, under applicable insurance holding company regulations, in each case, during the 24 months immediately preceding the date of this Agreement.

4.20 Insurance Matters.

(a) All Insurance Contracts are, to the extent required under applicable Insurance Laws, on forms and at premium rates approved by the applicable Insurance Regulator or, to the extent required by applicable Laws, have been filed with and approved or not objected to, as applicable, by such Insurance Regulator within the period provided for objection, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Except as set forth in Section 4.20(b) of the Company Disclosure Letter, each of the Company and its Subsidiaries is, and since the Applicable Date has been, in compliance with all applicable Laws regulating the marketing and sale of Insurance Contracts, regulating advertisements, requiring mandatory disclosure of policy information, requiring employment of standards to determine if the purchase of an Insurance Contract is suitable for an applicant, prohibiting the use of unfair methods of competition and deceptive acts or practices and regulating replacement transactions except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. For purposes of this Section 4.20(b), (A) “advertisement” means any material designed to create public interest in insurance or annuity policies or Contracts or in an insurer, or in an insurance producer, or to induce the public to purchase, increase, modify, reinstate, borrow on, surrender, replace or retain such an insurance or annuity policy or Contract, and (B) “replacement transaction” means a transaction in which a new Insurance Contract is to be purchased by a prospective insured and the proposing Agent knows or should know that one or more existing Insurance Contract will lapse, or will be forfeited, surrendered, reduced in value or pledged as collateral.

(c) Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other Order issued by, or is a party to a Regulatory Agreement with, or is subject to any Order by, or is a recipient of any extraordinary supervisory letter from, or has adopted any policy, procedure or board resolutions at the request of, any Governmental Entity, that materially restricts the conduct of its business or gives rise to any capital maintenance obligations, nor, since the Applicable Date, has the Company or any of its Subsidiaries been advised in writing by any Governmental Entity that it is considering issuing or requesting any of the foregoing.

(d) Except to the extent prohibited by applicable Laws, the Company has provided or otherwise made available to Parent true, complete and correct copies of (A) any material reports on financial examination (including draft reports where final reports are not yet available) and (B) any material reports on market conduct examination (including draft reports where final reports are not yet available), in each case, delivered by any Insurance Regulator in respect of any Insurance Subsidiary between the Applicable Date and the date hereof. Except as set forth in Section 4.20(d) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened financial examination or market conduct examination or other investigation by an Insurance Regulator, except for regularly scheduled financial or market conduct examinations.

(e) To the Knowledge of the Company, since the Applicable Date, each Agent, at the time such Agent sold or produced any Insurance Contract, was duly and appropriately appointed by an Insurance Subsidiary, in compliance with applicable Laws, to act as an Agent for an Insurance Subsidiary and was duly and appropriately licensed as an Agent (for the type of business sold or produced by such Agent on behalf of an Insurance Subsidiary), in each jurisdiction in which such Agent was required to be so licensed except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, since the Applicable Date, to the Knowledge of the Company: (i) no Agent violated any term or provision of applicable Laws relating to the sale or production of any Insurance Contract; (ii) no Agent has breached the terms of any agency or broker Contract with an Insurance Subsidiary or violated any Law or policy of an Insurance Subsidiary in the solicitation, negotiation, writing, sale or production of business for any Insurance Subsidiary; and (iii) no Agent has been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation of applicable Laws in connection with such Agent’s actions in his, her or its capacity as an Agent for an Insurance Subsidiary or any enforcement or disciplinary Proceeding alleging any such violation.

(f) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, since the Applicable Date, each Agent was appointed and compensated by the Company or its Subsidiaries in compliance in all respects with applicable Insurance Law.

(g) Neither the Company nor any of its Subsidiaries is the subject of any voluntary (or to the Knowledge of the Company, involuntary) supervision, conservation, rehabilitation, liquidation, receivership, insolvency or other similar Proceeding, nor, to the Knowledge of the Company, has any Governmental Entity threatened in writing to make the Company or any of its Subsidiaries the subject of any such Proceeding.

(h) The Company and its Subsidiaries, as applicable, (i) have established, and are in compliance in all material respects with, written privacy policies applicable to the collection, use, disclosure, maintenance and transmission of Personally Identifiable Information of individual policyholders, customers, consumers or benefits recipients and (ii) since the Applicable Date, have required by written Contract all third-party service providers and other third parties who have or have had access to such Personally Identifiable Information, or who process such Personally Identifiable Information on their behalf, to have in written form, and to implement, similar security programs and policies. The Company and its Subsidiaries have and maintain a privacy and security monitoring compliance program to periodically evaluate and access the sufficiency of the security programs and policies. Since the Applicable Date, neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any third-party service provider working on behalf of the Company or any of its Subsidiaries has had a material breach, security incident or unauthorized access, disclosure, use or loss of Personally Identifiable Information for which it was required to notify individuals and/or to notify any Governmental Entity or to take any other action as required by applicable Laws governing Personally Identifiable Information security.

(i) Since the Applicable Date, each Insurance Subsidiary has timely paid in all material respects all guaranty fund assessments that have been due, claimed or asserted by, or are the subject of any voluntary contribution commitment to, any state insurance guaranty association, risk sharing plan, joint underwriting association, residual market facility, assigned risk pool or similar arrangement, or any Governmental Entity charged with the supervision of insurance companies in any jurisdiction in which such Insurance Subsidiary does business.

(j) No Insurance Subsidiary is “commercially domiciled” under the Laws of any jurisdiction.

(k) Except for Policies identified in Section 4.20(k) of the Company Disclosure Letter, no provision in any Insurance Contract gives the holder thereof or any other Person the right to receive policy dividends or otherwise participate in the revenue, earnings or profits of the Company.

4.21 Reinsurance.

(a) Section 4.21(a) of the Company Disclosure Letter lists each Reinsurance Contract that is in-force as of the date hereof. The Company has provided or otherwise made available to Parent true, complete and correct copies of such Reinsurance Contracts (together with all amendments, extensions, renewals, guaranties, modifications, waivers, supplements and other agreements, if any, related thereto). For purposes of this Agreement, the term “Reinsurance Contract” means (i) any reinsurance agreement under which any Insurance Subsidiary cedes risk to a reinsurer, other than any Reserve Financing Contract, any reinsurance agreement relating to risks arising out of the Company’s mortgage insurance business (which is the subject of clause (iii) below), and any reinsurance agreement under which an Insurance Subsidiary had gross ceded insurance reserves (calculated in accordance with SAP) of $10,000,000 or less as of December 31, 2015 (the “Ceded Reinsurance Contracts”), (ii) each reinsurance contract under which any Insurance Subsidiary is the reinsurer, other than any such agreement under which an Insurance Subsidiary had assumed $10,000,000 or less of a cedent’s gross ceded insurance reserves (calculated in accordance with SAP) as of December 31, 2015 and (iii) reinsurance agreements pursuant to which any Insurance Subsidiary receives $10,000,000 or more of capital credit under the PMIERs as of the date hereof.

(b) Each of the Reinsurance Contracts constitutes a valid and binding obligation of the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, enforceable against the Company and, to the Knowledge of the Company, each other party thereto in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, except for such failures to be valid and binding as are not, individually or in the aggregate, reasonably likely to result in a Company Material Adverse Effect. Except as set forth in Section 4.21(b) of the Company Disclosure Letter, as of the date hereof, the Company has not received written notice of early termination of any such Reinsurance Contract. There exists no material breach or event of default with respect to any Reinsurance Contract on the part of the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default thereunder by the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto. Except as set forth in Section 4.21(b) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and the consummation by it of the Merger and the other transactions contemplated by this Agreement to which it is a party will not violate, or result in a right to terminate, recapture, rescind or modify, any Reinsurance Contract or any coverage provided by any party thereto.

(c) Except as set forth in Section 4.21(c) of the Company Disclosure Letter, there is no dispute pending with respect to any material amounts recoverable or payable by the Company pursuant to any Ceded Reinsurance Contract. As of the date hereof, none of the Insurance Subsidiaries or, to the Knowledge of the Company, any reinsurer under any Reinsurance Contract is insolvent, or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar Proceeding and, to the Knowledge of the Company, the financial condition of any such reinsurer is not impaired to the extent that a default thereunder is reasonably anticipated.

(d) Each Insurance Subsidiary was entitled to take the credit that was taken by it in its Company SAP Statements pursuant to applicable Laws for all reinsurance and coinsurance ceded pursuant to any Reinsurance Contract to which such Insurance Subsidiary was a party as of the date of the applicable Company SAP Statement. With respect to any Reinsurance Contract for which any Insurance Subsidiary is taking credit on its most recent Company SAP Statements or has taken credit on any of its Company SAP Statements from and after January 1, 2015, (i) there have been no separate written or oral agreements between such Insurance Subsidiary and the assuming reinsurer that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any such Reinsurance Contract, other than inuring to reinsurance contracts that are specifically defined in any such Reinsurance Contract, (ii) each Insurance Subsidiary complies and has complied from and after January 1, 2015 in all material respects with the applicable requirements of SAP related to the credit taken and (iii) each Insurance Subsidiary has and has had from January 1, 2015 appropriate controls in place to monitor the use by it of reinsurance and comply with the provisions of SAP that are relevant to such use.

4.22 Investment Assets.

(a) The Company has provided or otherwise made available to Parent prior to the date hereof (i) a true, correct and complete list of all bonds, structured securities, stocks and other investments that were carried on the books and records of the Company and its Subsidiaries as of September 30, 2016 (such bonds, structured securities, stocks and other investments, together with all bonds, structured securities, stocks and other investments acquired by the Company and the Company’s Subsidiaries between such date and the Closing Date, the “Investment Assets”), and (ii) accurate and complete copies of the investment policies and guidelines applicable to the investment (including derivatives) activities of each of the Insurance Subsidiaries as in effect as of the date hereof and adopted by, or under delegated authority from, the board of directors of such Insurance Subsidiary (the “Investment Guidelines”).

(b) Except as set forth on Section 4.22(b) of the Company Disclosure Letter, the acquisition and composition of all of the Investment Assets are in compliance, in all material respects, with applicable Laws and the investment policies and guidelines as in effect at the time such Investment Assets were acquired by the Company or its Subsidiaries, as applicable. The Company and each of its Subsidiaries has good and marketable title in and to all of the Investment Assets it purports to own, free and clear of all Liens, other than Permitted Liens.

(c) Except as set forth on Section 4.22(c) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries has any material funding obligations of any kind, or material obligation to make any additional advances or investments in respect of any of the Investment Assets (including any obligation relating to any currency or interest rate swap, hedge or similar arrangement that was not entered into in the Ordinary Course of Business or not in accordance with the Company Hedging Policies in all material respects) and (ii) there are no material outstanding commitments, options, put agreements or other similar arrangements relating to the Investment Assets to which the Company or any of its Subsidiaries may be subject upon or after the Effective Time.

(d) Section 4.22(d) of the Company Disclosure Letter sets forth a complete, true and correct “watchlist” or similar record of potentially impaired securities maintained by the Company or its Subsidiaries as of September 30, 2016.

(e) Neither the Company nor any of its Subsidiaries entered into any material currency or interest rate swap, hedge or similar arrangement, other than such currency or interest rate swap, hedge or similar arrangement entered into pursuant to and in accordance with the Company Hedging Policies.

4.23 Excess Reserve Financing Arrangements.

(a) The Contracts listed in Section 4.23 of the Company Disclosure Letter (the “Reserve Financing Contracts”) constitute all of the material Contracts comprising the excess reserve financing arrangements to which the Company’s Insurance Subsidiaries, including any of the Company’s captive insurance company subsidiaries, are parties. The Company has provided or otherwise made available to Parent true, complete and correct copies of such Reserve Financing Contracts (together with all amendments, extensions, renewals, guaranties, modifications, waivers, supplements and other agreements, if any, related thereto). Each of the Reserve Financing Contracts constitutes a valid and binding obligation of the Company or the Subsidiaries of the Company party thereto and, to the

Knowledge of the Company, each other party thereto, enforceable against the Company and, to the Knowledge of the Company, each other party thereto in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect. There exists no material breach or event of default with respect to any Reserve Financing Contract on the part of the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default thereunder by the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto. To the Knowledge of the Company, (i) no counterparty under any such Reserve Financing Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar Proceeding and (ii) the financial condition of any such counterparty is not impaired to the extent that a default thereunder is reasonably anticipated. No written notice of intended cancellation or termination has been received by the Company or by any of its Subsidiaries from any counterparty to the Reserve Financing Contracts, and neither the Company nor any of its Subsidiaries has received or delivered any notice of dispute under any such Reserve Financing Contract, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) The Company and the Company’s applicable Subsidiaries have received all material clearances, consents, approvals, Orders, waivers, Licenses or authorizations of or from, and have made all material declarations and filings with, all Governmental Entities required to be obtained or made by the Company and such Subsidiaries in connection with the consummation of the transactions contemplated by the Reserve Financing Contracts and all such clearances, consents, approvals, Orders, waivers, Licenses and authorizations are in full force and effect and have not been withdrawn, revoked or rescinded. With respect to any Reserve Financing Contracts for which any of the Company’s Insurance Subsidiaries has taken credit on a balance sheet included within the Company SAP Statements, such taking of credit was in compliance with the applicable Laws of the Company’s Insurance Subsidiary’s domiciliary state. No Reserve Financing Contract contains any provision providing that any party thereto (other than the Company or the Company’s Subsidiary) may terminate, cancel or commute such Reserve Financing Contract by reason of the consummation of the Merger.

4.24 Mortgage Insurance.

(a) The underwriting standards currently utilized by the Mortgage Insurance Subsidiaries are in all material respects set out in the underwriting policies listed in Section 4.24(a)(i) of the Company Disclosure Letter, subject to such exceptions thereto as are generally described in Section 4.24(a)(ii) of the Company Disclosure Letter. The Company has delivered or made available to the Parent true, correct and complete copies of such underwriting policies, except those that are publicly available on the applicable Mortgage Insurance Subsidiary’s website, subject to such exceptions as are described in Section 4.24(a)(iii) of the Company Disclosure Letter.

(b) Except as disclosed in Section 4.24(b) of the Company Disclosure Letter, none of the Mortgage Insurance Subsidiaries is in default or breach of any Insurance Contract issued by it and, to the Knowledge of the Company, there exists no state of facts that, after notice or the passage of time, or both, would constitute such a default or breach and each Mortgage Insurance Subsidiary is entitled to all of its rights and benefits thereunder, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set out in Section 4.24(b)(ii) of the Company Disclosure Letter, each Insurance Contract issued by a Mortgage Insurance Subsidiary domiciled in the United States or Canada is in all material respects in the form of one of the specimen policies or contracts listed in Section 4.24(b)(ii) of the Company Disclosure Letter.

(c) Each Mortgage Insurance Subsidiary domiciled in the United States is an “approved insurer” in good standing under PMIERs and meets all of the eligibility requirements under PMIERs to provide mortgage guaranty insurance on loans acquired by the GSEs. Each Mortgage Insurance Subsidiary domiciled in Canada is an approved mortgage insurer in good standing under the National Housing Act Mortgage-Backed Securities Program, and mortgages insured by each Mortgage Insurance Subsidiary in Canada are eligible for inclusion as eligible mortgages in National Housing Act Mortgage-Backed Securities pools guaranteed by the Canada Mortgage and Housing Corporation. Each Mortgage Insurance Subsidiary domiciled in Australia is authorized as a “general insurer” under the Insurance Act 1973 (Cth).

4.25 Broker-Dealers.

(a) The Company Broker-Dealer is and has been, since the Applicable Date, duly registered as a broker-dealer under the Exchange Act and in all jurisdictions where such registration, licensing or qualification is so required. Since the Applicable Date, none of the Company or any of its Subsidiaries other than the Company Broker-Dealer engages or has engaged in Broker-Dealer Activities other than pursuant to an exemption from registration. The Company Broker-Dealer is a member of FINRA and such other organizations in which its membership is required in order to conduct its business as now conducted, except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect. The Company has provided or otherwise made available to Parent true, complete and correct copies of the Company Broker-Dealer’s Form BD and FOCUS Report as most recently filed with the SEC including all schedules thereto and all state registration forms, each as amended to the date of this Agreement. The information contained in each such form was accurate and complete in all material respects at the time of filing and the Company Broker-Dealer has made all amendments to such form as it is required to make under any applicable Laws, except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect.

(b) Neither the Company Broker-Dealer nor, to the Knowledge of the Company, any “associated person” (within the meaning of the Exchange Act) of the Company Broker-Dealer is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an associated person of a registered broker-dealer or is subject to heightened supervision under FINRA Rules. There is no Proceeding pending or, to the Knowledge of the Company, threatened in writing that would reasonably be expected to result in the Company Broker-Dealer or, to the Knowledge of the Company,

any “associated person” (as defined in the Exchange Act or in the rules adopted by FINRA (the “FINRA Rules”)) thereof becoming ineligible to act in such capacity.

(c) The Company Broker-Dealer’s officers, employees, “associated persons” (as defined under the FINRA Rules) and independent contractors, who are required under applicable Laws to be registered, licensed or qualified as a “representative” or “principal” (as such terms are defined under the FINRA Rules) are, and have been since the Applicable Date, duly registered as such and such registrations are and were, since the Applicable Date, in full force and effect, or are or were in the process of being registered as such within the time periods required by any Governmental Entity, as applicable, except as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect.

4.26 Investment Adviser. Neither the Company nor any of its Subsidiaries conducts activities of or is otherwise deemed under applicable Laws to be an “investment adviser” as such term is defined in Section 2(a)(20) of the Investment Company Act of 1940 or in Section 202(a)(11) of the Investment Advisers Act of 1940.

4.27 Rating Agencies. Except as set forth in Section 4.27 of the Company Disclosure Letter or publicly available, from December 31, 2015 to the date hereof, none of A.M. Best Company, Standard & Poor’s Corporation or Moody’s Investors Services, Inc. has imposed conditions (financial or otherwise) on retaining any financial strength or claims paying ability rating assigned to the Company or any of its Subsidiaries which is rated as of the date of this Agreement or, to the Knowledge of the Company, indicated in writing that it is considering the downgrade of any rating assigned to the Company or any of its Subsidiaries that is rated or the placement of the Company or any of its Subsidiaries which is rated on negative watch (other than any surveillance or review arising solely out of the transactions contemplated by this Agreement (which, for this purpose only, shall exclude the U.S. Life Restructuring)).

4.28 Separate Accounts.

(a) Each Separate Account is (i) duly and validly established and maintained in compliance in all material respects with applicable Laws and (ii) operating and, at all times since the Applicable Date (or, if later, the date of its establishment), has been operated in compliance in all material respects with applicable Laws.

(b) Each Separate Account is either duly registered as an investment company under the Investment Company Act, and such registration is in full force and effect, or is excluded from the definition of “investment company” pursuant to Section 3(c)(1), 3(c)(7) or 3(c)(11) of the Investment Company Act. Each Separate Account that is registered under the Investment Company Act is, and since the Applicable Date has been, operated in compliance with the Investment Company Act, has filed all reports and amendments of its registration statement required to be filed, has been granted all exemptive relief necessary to conduct its operations as currently conducted, and is in compliance with all conditions to any such relief, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect. The Insurance Contracts under which Separate Account assets are held are duly and validly issued and are either exempt from registration under the Securities Act or were sold pursuant to an effective registration statement under the Securities Act, and such registration statement is currently in effect to the extent necessary to allow the applicable Insurance Subsidiary to receive contributions under such Insurance Contracts. Since the Applicable Date, the relevant registration statements, at the time that each became effective, contained no untrue statement of a material fact, and did not omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(c) Since the Applicable Date, each prospectus, offering document, sales brochure, sales literature or advertising material, as amended or supplemented, relating to any Separate Account, as of their respective mailing dates or dates of use, complied in all material respects with applicable Laws, including U.S. federal and state securities Laws and Insurance Laws. Since the Applicable Date, all advertising or marketing materials relating to a Separate Account that were required to be filed with FINRA or any other Governmental Entity have been or will be timely filed therewith, except where such failure to comply, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect.

4.29 OFAC. None of the Company, any Subsidiary of the Company or any Affiliate of the Company (i) is a Sanctioned Person, (ii) has more than 15% of its assets in Sanctioned Countries, or (iii) derives more than 15% of its operating income from investments in, or transactions with, Sanctioned Persons or Sanctioned Countries which, in each case, would result in a violation of the OFAC sanctions programs by such Person. To the Knowledge of the Company, no funds of the Company have been used directly or indirectly to fund any operations in, finance any investments or activities in or make any payments to, a Sanctioned Person or a Sanctioned Country in violation of the OFAC sanctions program or for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation in any material respect of the United States Foreign Corrupt Practices Act of 1977, as amended.

4.30 Fairness Opinion. The board of directors of the Company has received the opinions of (a) Goldman, Sachs & Co., dated as of the date of this Agreement, to the effect that, subject to the various assumptions and qualifications set forth therein, the Per Share Merger Consideration to be paid to the Company’s stockholders (other than Parent and its Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such stockholders (the “GS Fairness Opinion”), and (b) Lazard Frères & Co. LLC, dated as of the date of this Agreement, to the effect that, subject to the various assumptions and qualifications set forth therein, the Per Share Merger Consideration to be paid to the Company’s stockholders (other than (i) Parent, Merger Sub or any direct or indirect wholly owned Subsidiary of Parent, or the Company or any direct or indirect wholly owned Subsidiary of the Company, and (ii) Dissenting Stockholders) in the Merger is fair, from a financial point of view, to such stockholders (the “Lazard Fairness Opinion”, and together with the GS Fairness Opinion, the “Fairness Opinions”). As of the date of this Agreement, the Fairness Opinions have not been withdrawn or revoked or otherwise modified in any material respect.

4.31 Proxy Statement. The letter to stockholders, notice of meeting, proxy statement and form of proxy that will be provided to the stockholders of the Company in connection with the Merger (including any amendments or supplements thereto) and any annexes, schedules or exhibits required to be filed with the SEC in connection therewith (collectively, the “Proxy Statement”) will not, on the date of filing with the SEC, at the time first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied in writing by Parent, Merger Sub or any Representative or Affiliate of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

4.32 Standstills. The Company is not, as of the date hereof, a party to any agreement with a Third Party that would prohibit such Third Party, after the execution, delivery and public announcement of this Agreement, from communicating confidentially an Acquisition Proposal to the Company Board.

4.33 No Other Representations. Notwithstanding anything to the contrary contained herein, the Company Disclosure Letter, or any of the Schedules or Exhibits hereto or thereto, Parent and its Affiliates acknowledge and agree that neither the Company nor any of its Affiliates, nor any Representative of any of them, makes or has made any representation or warranty, oral or written, express or implied, other than as expressly made by them in this Article IV, and that Parent and its Affiliates have not relied on any such other representation or warranty.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such disclosure to the applicable representation and warranty is readily apparent), Parent and Merger Sub each hereby represents and warrants to the Company that:

5.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (where such concept or an equivalent thereto is recognized under applicable Laws) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar entity power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement to which any of them is a party. Parent has provided or otherwise made available to the Company true, complete and correct copies of the Fundamental Documents of Parent and Merger Sub (each as in effect on the date of this Agreement). A true and correct copy of a simplified organizational chart showing the ownership structure of each of Parent Holding Company, Parent General Holding Company, Parent Intermediate Holding Company, Public Parent, Parent and Merger Sub is set forth in Section 5.1 of the Parent Disclosure Letter.

5.2 Corporate Authority. Each of Parent and Merger Sub has all requisite corporate power and authority and, subject to the adoption of this Agreement as provided for in Section 6.14, has taken all corporate action necessary in order to execute and deliver this Agreement and perform its obligations hereunder and thereunder, as applicable, and to consummate the Merger, subject only to the filings and/or notices pursuant to Section 1.3. This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, in each case subject to the Bankruptcy and Equity Exception.

5.3 Governmental Filings; No Violations; Etc.

(a) Assuming the accuracy of the representations and warranties set forth in Section 4.9(b), other than (A) the filings and/or notices pursuant to Section 1.3, (B) the filing of a premerger notification and report form under the HSR Act and the termination of the waiting period required under the HSR Act, (C) compliance with the applicable requirements of the Exchange Act, (D) compliance with any applicable international, federal, state or provincial securities or “blue sky” Laws, (E) the filings, notices and/or approvals identified on Section 5.3(a) of the Parent Disclosure Letter, and (F) the filing of the Joint Notice with CFIUS (the “Parent Approvals”), no notices, reports or other filings are required, or, in the case of the Joint Notice, advisable, to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement to which it is a party, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement to which any of them is a party will not, constitute or result in (A) a breach or violation of, or a default under, the Fundamental Documents of Parent, Merger Sub or any of the Subsidiaries of Parent, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or License to which Parent or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any of such Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(c) Parent has delivered to the Company substantially complete drafts of the forms of the applications for approval of its acquisition of control of the Company and its Subsidiaries that will be filed with the New York State Department of Financial Services (the New York “Form A” filing), the Delaware Department of Insurance (the Delaware “Form A” filing), the Australian Prudential Regulatory Authority and the Office of the Superintendent of Financial Institutions in Canada (these applications, the “Approval Applications”) except, in each case, that the following information to be included in the Approval Applications need not have been delivered to the Company: (i) information to be provided to Parent by the Company for inclusion in such applications, or information to be derived therefrom, to the extent the Company has not provided such information within a reasonable time prior to the date hereof; (ii) Personally Identifiable Information to be included in such Approval Applications; (iii) the NAIC biographical affidavits that are expected to be submitted to Governmental Entities in connection with the transactions contemplated hereby (the “Biographical Affidavits”) and (iv) any information expressly indicated in such drafts, or otherwise agreed by the Company and Parent, as intended to be provided to Governmental Entities by supplement or amendment following the date of the initial filing or submission. Parent has made available at the office of Parent’s counsel for inspection by the Company’s counsel, copies of drafts of all Biographical Affidavits. The information set forth in the forms of the Approval Applications is, as of the date hereof, and the information set forth in the Approval Applications will be, at the time that such Approval Applications are filed with or submitted to the applicable Governmental Entities, true to the best of the knowledge, information and belief of the applicants listed in such Approval Applications; provided, that Parent makes no representation or warranty in this Section 5.3(c) with respect to the information set forth in the Approval Applications with respect to the Company and its Subsidiaries that was provided to Parent by the Company for inclusion in the Approval Applications.

5.4 Parent Financial Statements. (a) The audited consolidated balance sheets as of December 31, 2015 and the unaudited interim consolidated balance sheets as of June 30, 2016 of Parent General Holding Company and Wuhan (including the related notes and schedules) fairly present the consolidated financial position of Parent General Holding Company and its consolidated Subsidiaries or Wuhan and its consolidated Subsidiaries, as applicable, as of their respective dates and (b) the audited consolidated statements of income, changes in equity and cash flows for the year ended December 31, 2015 and the unaudited interim consolidated statements of income, changes in equity and cash flows for the six months ended June 30, 2016 of Parent General Holdings Company and Wuhan (including any related notes and schedules) fairly present the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its consolidated Subsidiaries or Wuhan and its consolidated Subsidiaries, as applicable, for the periods set forth therein (subject, in the case of unaudited interim statements, to the absence of full footnote disclosure and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with PRC Accounting Standards for Business Enterprises (2006) applicable to companies listed in the PRC consistently applied during the periods involved, except as may be noted therein.

5.5 Litigation. As of the date hereof, there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries or, to the Knowledge of Parent, pending or threatened against any of their Affiliates that seek to enjoin, prevent, or make illegal, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. As of the date hereof, neither Parent, nor any of its Subsidiaries nor any of their Affiliates is subject to any outstanding and effective Order from a Governmental Entity that would reasonably be expected to result in a Parent Material Adverse Effect.

5.6 Ownership Structure. Section 5.6 of the Parent Disclosure Letter sets forth a true, correct and complete list of all Potential Controllers.

5.7 Available Funds.

(a) Parent has delivered to the Company true and complete copies of the executed Equity Commitment Letter pursuant to which each of the Investors has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, equity securities of Parent, up to the aggregate amount set forth in its Equity Commitment Letter (the “Equity Financing”). The proceeds of the Equity Financing shall be used for the purpose of enabling Parent to fund (i) the payments under Section 3.1(a) when due under this Agreement, (ii) Parent’s commitment contemplated in Section 6.16(a) hereof on or prior to the maturity of the Company 2018 Notes and (iii) Parent’s commitment contemplated in Section 6.16(b) hereof in connection with the consummation of the U.S. Life Restructuring

(b) As of the date hereof, (i) the Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent and the Investors and (ii) the Equity Commitment Letter has not been amended or modified, and no such amendment or modification is contemplated, and the commitment contained in the Equity Commitment Letter has not been withdrawn or rescinded. Assuming (A) the Equity Financing is funded in accordance with the Equity Commitment Letter and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2 or the waiver of such conditions, the net proceeds of the Equity Financing contemplated by the Equity Commitment Letter will be sufficient (i) for Parent and the Surviving Corporation to pay the aggregate Per Share Merger Consideration pursuant to Section 3.1(a) at the Effective Time and (ii) for Parent to (x) make the capital contribution contemplated under Section 6.16(a) hereof on or prior to the maturity of the Company 2018 Notes and (y) make the capital contribution contemplated in Section 6.16(b) hereof in connection with the consummation of the U.S. Life Restructuring. The Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Parent on the terms and conditions contained therein. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letter. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under the Equity Commitment Letter on the part of any of the parties thereto.

5.8 Capitalization and Operations of Merger Sub. The authorized capital stock of Merger Sub consists solely of 5,000 shares of common stock, par value $0.00001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Merger and other transactions contemplated by this Agreement, has not conducted any business activities other than those incidental to its formation and pursuant to the transactions contemplated by this Agreement and has no, and immediately prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

5.9 Compliance with Laws; Licenses. Since the Applicable Date, the businesses of Parent and its Affiliates have not been, and are not being, conducted in violation of any Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to Parent or any of its Affiliates is pending or, to the Knowledge of Parent, threatened in writing, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

5.10 Solvency. Each of Parent and Merger Sub is, and, after giving effect to the Closing, will be, Solvent, and neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud any Person.

5.11 Brokers and Finders. Parent is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates prior to the Closing.

5.12 Proxy Statement. None of the information supplied or to be supplied by Parent, Merger Sub or any Representative or Affiliate of Parent or Merger Sub in writing for inclusion in the Proxy Statement will, on the date of filing with the SEC, at the time first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied or to be supplied by any other Person that is included in the Proxy Statement.

5.13 Section 203 of the DGCL. None of Parent General Holding Company, Public Parent, Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or at any time during the past three years has been, an “interested stockholder” of the Company (all such terms being used as defined in Section 203 of the DGCL).

5.14 OFAC. Neither Parent nor any of its Affiliates (i) is a Sanctioned Person, (ii) has more than 15% of its assets in Sanctioned Countries, or (iii) derives more than 15% of its operating income from investments in, or transactions with, Sanctioned Persons or Sanctioned Countries which, in each case, would result in a violation of the OFAC sanctions programs by such company. To the Knowledge of the Parent, no funds of Parent or any of its Subsidiaries have been used directly or indirectly to fund any operations in, finance any investments or activities in or make any payments to, a Sanctioned Person or a Sanctioned Country in violation of the OFAC sanctions programs, or for any payments to any governmental official or employee, official of a political party, candidate for political office, or anyone else acting in an official capacity for or on behalf of the government or political party, in order to obtain, retain or direct business or obtain any improper advantage, in violation in any material respect of the United States Foreign Corrupt Practices Act of 1977, as amended.

5.15 No Other Representations. Notwithstanding anything to the contrary contained herein, the Parent Disclosure Letter, or any of the Schedules or Exhibits hereto or thereto, the Company acknowledges and agrees that neither Parent nor Merger Sub nor any of their Affiliates, nor any Representative of any of them, makes or has made any representation or warranty, oral or written, express or implied, other than as expressly made by them in this Article V, and that the Company has not relied on any such other representation or warranty.

ARTICLE VI

COVENANTS

6.1 Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time or earlier termination of this Agreement (unless Parent shall otherwise approve in writing (which approval shall not be unreasonably withheld, delayed or conditioned), and except as otherwise expressly contemplated or permitted by this Agreement or as set forth in Section 6.1(a) of the Company Disclosure Letter) and except as required by applicable Laws, the business of it and its Subsidiaries shall be conducted in the Ordinary Course of Business and, to the extent consistent therewith, it shall and shall cause its Subsidiaries to use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, Insurance Regulators, rating agencies, customers, reinsurers, Agents, insureds, suppliers, service providers, distributors, creditors, lessors, employees, Contract counterparties and business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time or earlier termination of this Agreement, except (A) as required by applicable Laws, (B) as otherwise contemplated by this Agreement or by the U.S. Life Restructuring in accordance with Annex A in all material respects, (C) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (D) as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries (subject to the terms of the provisos in the definition of “Subsidiary” in Article X) to:

(i) adopt any change in the Fundamental Documents of it or any of its Subsidiaries;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements contemplating any of the foregoing;

(iii) acquire assets outside of the Ordinary Course of Business from any other Person with a value or purchase price in the aggregate in excess of $2,000,000 in any transaction or series of related transactions, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber (other than pursuant to the existence of any Permitted Lien), or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of (other than pursuant to the existence of any Permitted Lien), any shares of capital stock of the Company or any of its Subsidiaries (other than Genworth Australia and other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of Shares in settlement of Company Equity Awards in accordance with their terms, the issuance of capital stock by any Specified Entity in settlement of any equity awards issued by such Specified Entity in accordance with their terms and the issuance of Company Equity Awards or equity awards issued by a Specified Entity that would not otherwise constitute a breach of this Agreement;

(v) except for Permitted Liens, create or incur any Lien material to the Company and its Subsidiaries, taken as a whole, that is not incurred in the Ordinary Course of Business;

(vi) make any loans, advances, guarantees (other than guarantees that are features of the products offered to customers by the Company’s mortgage insurance business in the Ordinary Course of Business), or capital contributions to or investments in any Person in excess of $5,000,000 in the aggregate, other than acquisitions of Investment Assets pursuant to investment activities in the Ordinary Course of Business and, in the case of acquisitions of Investment Assets by the Insurance Subsidiaries, consistent with the Investment Guidelines of such Insurance Subsidiary;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock (except dividends paid by any Specified Entity or by any Subsidiary of the Company other than an Insurance Subsidiary);

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (A) the withholding of shares to satisfy withholding Tax obligations (1) in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Stock Plans, in each case in effect on the date of this Agreement or (2) in respect of equity awards issued by, or stock-based employee benefit plans of, the Specified Entities in their respective Ordinary Course of Business and (B) the repurchase of shares of capital stock of Genworth Australia or Genworth Canada by Genworth Australia or Genworth Canada, as applicable, pursuant to share repurchase programs in effect as of the date hereof (or renewals thereof on substantially similar terms) with respect to such entities in accordance with their terms);

(ix) incur any Indebtedness or guarantee such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for Indebtedness incurred in the Ordinary Course of Business (A) not to exceed $10,000,000 in the aggregate, or (B) in replacement of existing Indebtedness on terms substantially consistent with or more beneficial to the Company or its Subsidiaries than the Indebtedness being replaced, and other than guarantees that are features of the products offered to customers by the Company’s mortgage insurance business in the Ordinary Course of Business;

(x) except as set forth in the capital budgets set forth in Section 6.1(a)(x) of the Company Disclosure Letter and consistent therewith, make or authorize any capital expenditure in excess of $5,000,000 in the aggregate during any 12-month period;

(xi) other than in the Ordinary Course of Business, enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement;

(xii) other than (A) in the Ordinary Course of Business or (B) between or among the Company and its Subsidiaries, enter into any new Reinsurance Contract or other reinsurance transaction (including, for the avoidance of doubt, any Reserve Financing Contracts), or amend, modify or terminate any existing Reinsurance Contract or other reinsurance transaction (including, for the avoidance of doubt, any Reserve Financing Contracts);

(xiii) surrender any material License held by the Company or any of its Subsidiaries;

(xiv) enter into or engage in (through acquisition, product extension or otherwise) the business of selling any products or services materially different from the products or services of the Company and its Subsidiaries as of the date of this Agreement or enter into or engage in new lines of business (as such term is defined in the National Association of Insurance Commissioners’ instructions for the preparation of the annual statement form or in comparable instructions of the relevant Insurance Regulator);

(xv) make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP, SAP or, with respect to any

Subsidiaries of the Company that are not based in the United States, the accounting principles that are applicable to the preparation of the financial statements of such Subsidiary;

(xvi) except in the Ordinary Course of Business, alter or amend in any material respect any existing underwriting, reserving, hedging, marketing, pricing, risk management, reinsurance, claim handling, loss control, actuarial practice, guideline or policy of the Company or any Insurance Subsidiary, except as may be required by (or, in the reasonable good faith judgment of the Company, advisable under), GAAP, SAP, any Governmental Entity or, with respect to any Subsidiaries of the Company that are not based in the United States, the accounting principles that are applicable to the preparation of the financial statements of such Subsidiary;

(xvii) make any material change to the Investment Guidelines or acquire or dispose of any Investment Assets in any manner inconsistent with the Investment Guidelines, except as may be required by GAAP, SAP or, with respect to any Subsidiaries of the Company that are not based in the United States, the accounting principles that are applicable to the preparation of the financial statements of such Subsidiary;

(xviii) except as required by Section 6.1(b), enter into any Regulatory Agreement other than in the Ordinary Course of Business;

(xix) enter into (A) any material funding obligations of any kind, or material obligation to make any additional advances or investments in respect of, any of the Investment Assets (other than any Specified Investment Securities) or (B) any material outstanding commitments, options, put agreements or other similar arrangements relating to the Investment Assets (other than Specified Investment Securities) to which the Company or any of its Subsidiaries may be subject upon or after the Closing, in each case, other than (i) in accordance with the Investment Guidelines or (ii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(xx) settle any litigation or other Proceedings for an amount in excess of $5,000,000 individually or $25,000,000 in the aggregate, other than ordinary course settlements or compromises of claims and related Proceedings under Insurance Contracts within applicable policy limits;

(xxi) other than in the Ordinary Course of Business, amend, modify or terminate any Material Contract, or cancel, modify or waive any material debts or claims held by it or waive any material rights having in each case a value in excess of $1,000,000;

(xxii) file or amend any material Tax Return except in the Ordinary Course of Business, settle or compromise any material Tax liability, make, change or revoke any material Tax election, change any material method of Tax accounting, or take any action which would materially adversely affect the Tax position of the Company or of any of its Subsidiaries;

(xxiii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber (other than pursuant to the existence of any Permitted Lien), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets (except for Intellectual Property, Investment Assets in the Ordinary Course of Business and the encumbrance of assets pursuant to any Reinsurance Contract), licenses, operations, rights, product lines, businesses or interests therein that are material to the Company and its Subsidiaries, taken as a whole, including capital stock of any of its Subsidiaries (other than Genworth Australia and its Subsidiaries), except in connection with services provided in the Ordinary Course of Business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $2,000,000 in the aggregate, other than pursuant to Contracts in effect prior to the date of this Agreement;

(xxiv) (A) abandon or allow any registrations for material domain names or any other Intellectual Property registrations (including any pending applications for registration but excluding domain name registrations) to lapse or expire for failure to pay any registration, maintenance, renewal or other fee or (B) sell, assign, lease, license, pledge, surrender, encumber (other than pursuant to the existence of any Permitted Lien), divest, cancel, transfer or otherwise dispose of any Company Intellectual Property, other than licenses granted in the Ordinary Course of Business;

(xxv) except as required pursuant to the terms of any Company Plan in effect as of the date of this Agreement, (A) increase in any manner the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any employee, officer or director of the Company or any of its Subsidiaries (other than annual, promotion-related or merit based increases in base salaries and any corresponding increase in annual bonus opportunities (to the extent based on base salary) made to non-executive officer employees in the Ordinary Course of Business), (B) become a party to, establish, adopt, materially amend, commence participation in or terminate any Company Plan or any arrangement that would have been a Company Plan had it been entered into prior to this Agreement (other than routine annual plan renewals and routine annual changes to welfare plans, that in either case do not materially increase the Company’s cost for such plans), (C) grant any new equity or equity-based awards, or amend or modify the terms of any such outstanding awards, under any Company Plan, (D) take any action to accelerate the vesting or lapsing of restrictions on payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or with respect to Non-U.S. Company Plans, IFRS or other accounting requirements of the local jurisdiction, as applicable, (F) forgive any loans or issue any loans (other than routine advances for business expenses issued in the Ordinary Course of Business) to any employee, officer or director of the Company or any of its Subsidiaries, (G) hire any employee in an L-series role (Grade J or above) (other than to fill vacancies in the Ordinary Course of Business) or (H) terminate the employment of any executive officer, other than for cause. For the avoidance of doubt, the right of the Board or any board of directors of any of the Company’s Subsidiaries (including any committee thereof) to take any of the foregoing actions under the terms of any Company Plan shall not be deemed “required” for purposes of this Section 6.1(a)(xxv);

(xxvi) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

(xxvii) agree, authorize or commit to do any of the foregoing.

(b) After the date of this Agreement and prior to the Effective Time or earlier termination of this Agreement, the Company will take the actions set forth in Section 6.1(b) of the Company Disclosure Letter.

(c) Prior to making any material written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit obligations of Parent arising on or after the Effective Time that are affected by the transactions contemplated by this Agreement, including any communications that would be required to be filed under the Securities Act, the Exchange Act or any rules and regulations promulgated thereunder, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider in good faith Parent’s comments on any such communication; provided that the Company is not obligated to seek Parent’s prior review and comment in the case of (i) responses to individual inquiries by a Continuing Employee or any other oral communication that is not directed to Continuing Employees in general so long as such communication is generally consistent with communications in written form previously reviewed by Parent and (ii) ordinary course communications related to annual open enrollment and the transition to a private health insurance exchange.

(d) Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(e) During the period from the date hereof to the Effective Time or earlier termination of this Agreement, except as set forth on Section 6.1(e) of the Company Disclosure Letter, or as required by applicable Law or the rules of any stock exchange, the Company shall not, and shall cause any of its Subsidiaries that are record or beneficial owners of any capital stock of or equity interest in Genworth Canada or any of its Subsidiaries not to, without Parent’s prior written consent (which consent, in the case of clauses (ii)(B) and (iii) below (and, to the extent applicable to either clause (ii)(B) or clause (iii) below, clause (iv) below) shall not be unreasonably withheld, conditioned or delayed):

(i) sell, pledge, dispose of, transfer, abandon, lease or otherwise encumber or subject to any Lien, any capital stock of or equity interest in Genworth Canada;

(ii) take any actions as record or beneficial owners of any capital stock of or equity interest in Genworth Canada (except with respect to routine matters that are presented to the shareholders of Genworth Canada at any annual general meeting or any similar proceeding relating to, (x) subject to Section 6.1(e)(ii)(B), the election of directors of Genworth Canada, (y) the ratification of the appointment of auditors of Genworth Canada or (z) any share repurchases that would not decrease the percentage of the outstanding voting stock of Genworth Canada owned by the Company and its Subsidiaries as of the date hereof), including:

(A) voting as a shareholder of Genworth Canada to approve or provide any consent to (x) any amendment of the Fundamental Documents of Genworth Canada or any of its Subsidiaries, (y) any sale, transfer, lease or other disposition of any of the assets of Genworth Canada or any of its Subsidiaries or (z) any other non-routine action submitted to a vote of the shareholders of Genworth Canada that is material to Genworth Canada and its Subsidiaries, taken as a whole; and

(B) taking any action as a shareholder to remove, nominate or appoint (other than to fill vacancies and other than with respect to the reelection of continuing directors) any directors of Genworth Canada;

(iii) enter into or cancel or amend, supplement or otherwise modify any agreement between Genworth Canada or any of its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries (other than the Specified Entities), on the other hand, except those amendments, supplements or modifications that are solely administrative in nature; or

(iv) authorize any of, or commit, resolve or agree to take any of, or issue any press releases or otherwise make public announcements with respect to any of the foregoing actions.

6.2 No Solicitation; Acquisition Proposals; Change of Recommendation.

(a) The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any of the officers and directors of it and its Subsidiaries shall, and the Company shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly, nor shall it authorize any of the officers and directors of it or its Subsidiaries to (subject to the terms of the provisos in the definition of “Subsidiary” in Article X):

(i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage in or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal, or provide any non-public information or data to any Person that has made, or to the Knowledge of the Company is reasonably likely to make or is considering (in each case whether alone or as part of a group), an Acquisition Proposal, except to notify such Person of the existence of the provisions of this Section 6.2;

(iii) take any action to exempt any Third Party from the restrictions on “business combinations” contained in Section 203 of the DGCL or any other applicable Takeover Statute or otherwise cause such restrictions not to apply; or

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal;

provided, that notwithstanding the foregoing or anything else in this Agreement to the contrary, the Company may waive, and may choose not to enforce, any provision of any standstill or confidentiality agreement with any Person that would prohibit such Person from communicating confidentially an Acquisition Proposal to the Company Board.

Notwithstanding anything in this Agreement to the contrary, prior to but not after the time the Requisite Company Vote is obtained, the Company may, after complying with the notice obligation set forth in the first sentence of Section 6.2(g), (1) provide information and data in response to a request therefor by a Person who has made an unsolicited written Acquisition Proposal that the Company Board reasonably believes to be credible if the Company receives from the Person so requesting such information or data an executed confidentiality agreement on terms relating to confidentiality not less restrictive to the other party than those contained in the Confidentiality Agreements (provided that, such executed confidentiality agreement need not prohibit the making, or amendment, of any Acquisition Proposal to the Company), and promptly discloses (and, if applicable, provides copies of) any such information and data to Parent to the extent not previously provided to Parent; or (2) engage in or otherwise participate in any discussions or negotiations with any Person who has made such an unsolicited written Acquisition Proposal, if and only to the extent that, prior to taking any action described in clause (1) or (2) above, the Company Board determined in good faith after consultation with its financial advisor and outside counsel, that such action is reasonably necessary in order for the Company’s directors to comply with their fiduciary duties under applicable Law.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries with any Person other than the Company or any of its Subsidiaries, Parent, Merger Sub or any controlled Affiliate thereof (a “Third Party”), or

(ii) any proposal or offer by any Third Party for an acquisition, in each case of the foregoing (i) and (ii), which, if consummated, would result in such Person becoming the beneficial owner, directly or indirectly, in one or a series of related transactions (including by way of reinsurance or otherwise), of (x) 10% or more of the total voting power of any class of equity securities of the Company (or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity), (y) 10% or more of the consolidated total assets (including equity securities of any Subsidiary of the Company) of the Company and its Subsidiaries, taken as a whole, or (z) any assets to which 10% or more of the consolidated net revenues or consolidated net income of the Company and its Subsidiaries, taken as a whole, for the year ended December 31, 2015, are attributable; in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means an unsolicited Acquisition Proposal that would result in any Third Party (or its equity owners) becoming the beneficial owner (or owners), directly or indirectly, of (i) assets (x) that are more than 80% of the consolidated total assets (including equity securities of any Subsidiary of the Company) of the Company and its Subsidiaries, taken as a whole, and (y) to which 80% or more of the consolidated net revenues or consolidated net income of the Company and its Subsidiaries, taken as a whole, are attributable or (ii) more than 80% of the total voting power or number of outstanding Shares (or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity) that the Company Board has determined in its good faith judgment, after consultation with its outside financial advisors and outside counsel and taking into account legal, financial, regulatory and other aspects of the proposal and of this Agreement (including any proposal by Parent to amend the terms of this Agreement) as the Company Board considers to be appropriate, (x) would result in a transaction that, if consummated, would be more favorable to the stockholders of the Company from a financial point of view than the Merger, and (y) is reasonably capable of being consummated on the terms so proposed.

(c) No Change of Recommendation or Alternative Acquisition Agreement.

(i) Subject to Section 6.2(d), the Company Board and each committee of the Company Board shall not (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger, (B) authorize, approve or recommend, or publicly propose to authorize, approve or recommend, any Acquisition Proposal, (C) fail to include the Company Recommendation in the Proxy Statement, (D) fail to recommend that the Company’s stockholders reject any tender offer or exchange offer that has been publicly announced with respect to the outstanding Shares prior to the earlier of (x) the date of the Stockholders Meeting (if it is reasonably practicable to make such recommendation prior to the Stockholders Meeting, taking into account the amount of time between the disclosure of such offer and the Stockholders Meeting and the Company’s ability to adjourn the Stockholders Meeting to facilitate such recommendation) and (y) 11 Business Days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, or (E) fail to reaffirm the Company Recommendation within two Business Days after receiving a written request to do so from Parent or approve, recommend or otherwise declare advisable (or publicly propose to approve or recommend) any Acquisition Proposal (any of the foregoing, a “Change of Recommendation”). For the avoidance of doubt, no action or omission of the board of directors (or other governing bodies) of the Specified Entities shall constitute a Change of Recommendation hereunder.

(ii) Subject to the termination right contemplated by Section 8.3(b), the Company shall not, and shall cause its Subsidiaries not to, and the Company Board and each committee of the Company Board shall not approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any of its Subsidiaries to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (except for confidentiality agreements permitted under Section 6.2(a)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”).

(d) Change of Recommendation. Notwithstanding anything to the contrary set forth in this Agreement, the Company Board may, prior to but not after the time the Requisite Company Vote is obtained, make a Change of Recommendation if (i) an Intervening Event has occurred or (ii) the Company receives an Acquisition Proposal that the Company Board has determined in good faith constitutes a Superior Proposal, and the Company Board has determined in good faith after consulting with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided that, the Company Board may not take any such action unless (1) in the case of clause (ii) above, the receipt of such Acquisition Proposal was not the result of a material breach of this Section 6.2, (2) prior to making such Change of Recommendation, the Company provides prior written notice to Parent at least five Business Days in advance (the “Change of Recommendation Notice Period”) of its intention to take such action, which notice shall, in the case of a Superior Proposal, specify the material terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal) and attach the most current unredacted version of any documents evidencing such Superior Proposal, and any material modifications to any of the foregoing, and, in the case of an Intervening Event, include a reasonably detailed description of such Intervening Event, (3) during the Change of Recommendation Notice Period the Company shall, and shall cause its financial advisor and outside counsel to, negotiate with Parent in good faith should Parent propose to make such amendments of the terms and conditions of this Agreement such that, in the case of a Superior Proposal, such Acquisition Proposal no longer constitutes a Superior Proposal and, in the case of an Intervening Event, the failure to make such Change of Recommendation in light of such Intervening Event would no longer be inconsistent with the fiduciary duties of the Company Board under applicable Laws (in each case as determined in the good faith judgment of the Company Board after taking into account any such amendments that Parent shall have agreed to make prior to the end of the Change of Recommendation Notice Period) and (4) the Company Board takes into account any amendments of the terms and conditions of this Agreement agreed to by Parent in writing prior to the end of the Change of Recommendation Notice Period; it being understood that any material amendment of any Acquisition Proposal will be deemed to be a new Acquisition Proposal, including for purposes of the Change of Recommendation Notice Period; provided, however, subsequent to the initial Change of Recommendation Notice Period, the Change of Recommendation Notice Period shall be reduced to three Business Days and, following such reduction any additional Change of Recommendation Notice Periods shall be further reduced to one Business Day.

(e) Certain Permitted Disclosure. Nothing contained in this Agreement shall be deemed to prohibit the Company or the Specified Entities or the Company Board or the board of directors (or other governing bodies) of any Specified Entity from: (i) complying with its disclosure obligations under U.S. federal or state law or, in the case of a Specified Entity, its disclosure obligations under the Laws of Australia or Canada (as applicable), with regard to an Acquisition Proposal; (ii) making any disclosure to the stockholders of the Company or any Specified Entity, as applicable, if, after consultation with its outside legal counsel, the Company or such Specified Entity, as applicable, determines that such disclosure would be required under applicable Laws; or (iii) informing any Person of the existence of the provisions contained in this Section 6.2; provided, however, in the case of (i) and (ii), if such disclosure has the substantive effect of withdrawing or modifying in a manner adverse to Parent the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement pursuant to Section 8.4(a). The parties agree that any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act will not constitute a Change of Recommendation hereunder.

(f) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, solicitations, discussions or negotiations with any parties conducted heretofore by the Company, its Subsidiaries or any Representatives of the Company or its Subsidiaries with respect to any Acquisition Proposal. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any of its Subsidiaries’ respective securities or assets, to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries including promptly terminating all physical and electronic data room access previously granted to any such Persons.

(g) Notice. The Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal (and any changes thereto) are received by, any information or data in connection with an Acquisition Proposal is requested from, or any discussions or negotiation in connection with an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements). Thereafter the Company will keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

6.3 Proxy Filing; Information Supplied.

(a) The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement, and in any event within 30 Business Days after the date of this Agreement, the Proxy Statement in preliminary form. The Company agrees, as to itself and its Subsidiaries, that the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.

(b) The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall (i) as promptly as practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, and advise Parent and its counsel of any oral comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, (ii) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to such comments, (iii) consider in good faith any comments proposed by Parent and its counsel and (iv) provide Parent and its counsel a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such meetings that relate to the Proxy Statement). The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC and the Company shall cause the definitive Proxy Statement to be mailed as promptly as practicable after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement. If, at any time prior to the Stockholders Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(c) Except to the extent expressly permitted by Section 6.2(d), the Proxy Statement shall include the Company Recommendation.

6.4 Stockholders Meeting.

Regardless of whether the Company Board determines at any time that this Agreement is no longer advisable or recommends that the Company’s stockholders reject it or whether any other Change of Recommendation has occurred at any time, in accordance with Section 6.2, but subject to the Company’s rights under Sections 8.1, 8.2 and 8.3, the Company shall (a) establish a record date (which will be as promptly as reasonably practicable following the date of this Agreement) for, duly call, give notice of, convene and hold, a meeting of its stockholders (the “Stockholders Meeting”), for the purpose of obtaining the Requisite Company Vote and (b) use its reasonable best efforts to cause the Stockholders Meeting to occur within 30 days immediately following the date on which the Proxy Statement is mailed to the Company’s stockholders (unless otherwise consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned) and if such calendar day is not a Business Day, on the first Business Day subsequent to such calendar day); provided that, (i) the Company may postpone or adjourn such meeting to the extent that it has reasonably determined, after consultation with outside legal counsel, that such postponement or adjournment is necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Stockholders Meeting; (ii) if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting or insufficient votes in favor of adoption of this Agreement to obtain the Requisite Company Vote, the Company may postpone or adjourn the Stockholders Meeting to a date that is a Business Day and no more than 30 days after the previous meeting date, as reasonably determined by the Company; and the Company shall use its commercially reasonable efforts during such period to obtain such a quorum as promptly as practicable; and (iii) the Company may adjourn or postpone the Stockholders Meeting until the fourth Business Day after the expiration of any Change of Recommendation Notice Period; provided, further, that, in the event that during the five Business Days prior to the date that the Stockholders Meeting is then scheduled to be held, the Company delivers a notice of an intent to make a Change of Recommendation in accordance with Section 6.2(d), Parent may direct the Company to adjourn or postpone the Stockholders Meeting for up to 10 Business Days and the Company will promptly, and in any event no later than the next Business Day, adjourn or postpone the Stockholders Meeting in accordance with Parent’s direction. Once the Company has established a record date for the Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Stockholders Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Unless the Company Board shall have effected a Change of Recommendation in accordance with Section 6.2, the Company Board shall make the Company Recommendation and the Company shall use its reasonable best efforts to obtain the Requisite Company Vote. Without the prior written consent of Parent, the adoption of this Agreement and approval of the transactions contemplated by this Agreement will be the only matters (other than related procedural matters) that the Company will propose to be acted on by the Company’s stockholders at the Stockholders Meeting.

6.5 Filings; Other Actions; Notification.

(a) Cooperation.

(i) Subject to the terms and conditions set forth in this Agreement (including, for the avoidance of doubt, the third proviso in the definition of “Subsidiaries”), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries and other Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to consummate and make effective, the Merger and the other transactions contemplated by this Agreement, as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain, as promptly as practicable, and maintain all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity (including, for the avoidance of doubt, all of the Company Approvals and the Parent Approvals) in order to consummate the Merger or any of the other transactions contemplated by this Agreement. In furtherance of, and without limiting the generality of the foregoing, each of Parent and the Company, as applicable, shall (and shall cause their respective Subsidiaries and other Affiliates to), in consultation and cooperation with the other and as promptly as practicable following the date of this Agreement and within the timeframes specified in the “Regulatory Filings: Timing and Responsibility” checklists included in Section 6.5(a) of the Parent Disclosure Letter and Section 6.5(a) of the Company Disclosure Letter, make all filings with, and deliver all notifications to, all Governmental Entities that may be or may become necessary, proper or advisable to be made or delivered by them under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (A) with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report form required under the HSR Act with respect to the transactions contemplated by this Agreement (it being understood that the Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act), (B) all appropriate documents, forms, filings or submissions required under any applicable foreign competition, antitrust, merger control, insurance or investment or other Laws, including with applicable Governmental Entities in Australia, Bermuda, Canada, India, Mexico and New Zealand, (C) with applicable Insurance Regulators, all documents, forms, filings or other submissions required under applicable Insurance Laws, in each case with respect to the Merger and the other transactions contemplated by this Agreement, including, all Approval Applications and Biographical Affidavits, in each case, substantially in the form delivered to the Company prior to the date hereof, (D) a draft and final notification of the transactions contemplated hereby to CFIUS (“Joint Notice”) pursuant to Section 721 of the Defense Production Act of 1950, as amended, including amendments made by the Foreign Investment and National Security Act of 2007 (codified at 50 U.S.C. § 4565), and the regulations promulgated by CFIUS thereunder, codified at 31 C.F.R. Part 800, et seq. (collectively, “Section 721”), (E) with FINRA, all appropriate documents, forms, filings or submissions required under NASD Rule 1017 and (F) all required approval applications to and notification filings with the National Development and Reform Commission of the PRC, Ministry of Commerce of the PRC, the State Administration of Foreign Exchange of the PRC, or their respective local counterparts, as applicable (each, a “PRC Governmental Entity”). The parties acknowledge and agree that the filings and notifications identified on the “Regulatory Filings: Timing and Responsibility” checklists included in Section 6.5(a) of the Parent Disclosure Letter and Section 6.5(a) of the Company Disclosure Letter shall be made by the parties, and within the periods, specified therein. Parent and the Company shall each use its respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the U.S. Life Restructuring, as soon as practicable after the Effective Time, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain, as promptly as practicable, and maintain all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the U.S. Life Restructuring. Without limiting the foregoing, Parent may include references to the U.S. Life Restructuring in the Approval Applications and similar filings required in connection with the acquisition of control of the Insurance Subsidiaries.

(ii) Each of Parent and the Company, as applicable, shall promptly notify the other of the receipt by it, any of its Subsidiaries or other Affiliates of all comments of applicable Governmental Entities with respect to the filings, notifications and other submissions referred to in Section 6.5(a)(i), including any request by a Governmental Entity for an amendment or supplement to such filings, notifications and other submissions or for additional information. As promptly as practicable after receipt thereof, each of Parent and the Company, as applicable, will provide the other and its counsel with copies of any such comments that are in writing, and advise the other and its counsel of the substance of any such comments that are oral. Each of the Company and Parent (for itself and its Subsidiaries and other Affiliates, as applicable) shall use its reasonable best efforts promptly to (i) provide responses to such Governmental Entities with respect to all such comments received and (ii) resolve such objections, if any, as may be asserted by any Governmental Entity with respect to such filings, notifications and submissions, as well as to the consummation of the Merger and the other transactions contemplated by this Agreement. Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, any filing made with, or written materials submitted to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement; provided that, (i) the parties do not have to provide each other any Personally Identifiable Information contained in any such filing or written materials, and such filing or materials may be redacted to remove Personally Identifiable Information, and (ii) Parent does not have to provide to the Company copies of any Biographical Affidavits if it makes copies of such Biographical Affidavits available for review by the Company’s counsel prior to their submission; and provided, further that, with respect to the FINRA application referenced in Section 6.5(a)(i)(E) or any supplemental requests made by FINRA or any other Governmental Entity with respect thereto, the parties acknowledge that Parent may initially attempt to submit unilaterally to FINRA any Personally Identifiable Information or other biographical information relating to the officers, directors, employees or Potential Controllers of, or other relevant individuals affiliated with, Parent, Merger Sub or any of their Affiliates, that may be required to complete such FINRA application but that, if Parent is unable successfully to deliver such information to FINRA in a manner that satisfies FINRA and such information is instead required to be submitted by the Company, then Parent shall provide the Company with such information, and, in that case, the Company shall restrict access to such information to the employees who need to receive it in order to make the applicable filing. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. In addition, subject to the foregoing rights, each of Parent and the Company will provide the other copies of all filings and other written materials provided to any Governmental

Entity in connection with the Merger and the other transactions contemplated by this Agreement promptly after their filing or submission. Each of Parent (for itself, its Subsidiaries and other Affiliates) and the Company will not independently participate in any substantive meeting, or engage in any substantive conversation, with any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement without using reasonable best efforts to give the other party reasonable prior written notice of such meeting or conversation and, unless prohibited by any such Governmental Entity, the opportunity to attend or participate in such meeting or conversation either in person or by telephone. If any Governmental Entity requires that a hearing or meeting be held in connection with any requisite approval, Parent shall use its reasonable best efforts to arrange for such hearing or meeting to be held as promptly as practicable after the notice that such hearing or meeting is required has been received by Parent, its Subsidiaries or any other Affiliates. The Company and Parent will not extend any waiting period under the HSR Act or enter into any agreement with any Governmental Entity to delay or not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party.

(iii) In furtherance of, and without limiting the generality of, the obligations in Section 6.5(a)(i) and Section 6.5(a)(ii), each of the Company and Parent agrees to take or cause to be taken the following actions in connection with the efforts to obtain the Completion of CFIUS Process: (A) cooperate in all respects and consult with each other in connection with the Joint Notice, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (B) promptly inform the other party of any communication received by such party from, or given by such party to, CFIUS, by promptly providing copies to the other party of any such written communications, except for any exhibits to such communications providing the Personally Identifiable Information required by 31 C.F.R. § 800.402(c)(6)(vi); and (C) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other party the opportunity to attend and participate in any in-person meetings with CFIUS, in each of clauses (A), (B) and (C), subject to confidentiality considerations contemplated by Section 721 or as may be required by CFIUS. In addition, with regard to any meeting or substantive conversation, a party may not be represented or notified by the other party if any relevant Governmental Entity objects to the party’s being represented at any such meeting or in any such conversation and if a communication or meeting relates to a national security risk mitigation agreement between Parent and CFIUS or any of its constituent agencies, then Parent will be excused from any of its obligations to Company in this clause (iii) with respect thereto.

(b) Reasonable Best Efforts. Notwithstanding anything to the contrary contained in this Agreement:

(i) In no event shall (A) any party or any of its Subsidiaries or other Affiliates be required to agree to any material term, condition, obligation, restriction, requirement, limitation, qualification, remedy or other action imposed, required or requested by a

Governmental Entity in connection with its grant of any Company Approval or Parent Approval that is not conditioned upon the consummation of the Merger or (B) the Company or any of its Subsidiaries or other Affiliates agree to any term, condition, obligation, restriction, requirement, limitation, qualification, remedy or other action in connection with the obtaining of any Company Approval or Parent Approval without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).

(ii) The parties hereby agree and acknowledge that neither this Section 6.5 nor the “reasonable best efforts” standard shall require, or be construed to require, Parent or any of its Affiliates, in order to obtain any Company Approvals or Parent Approvals, to agree to any term or condition or take any action:

(A) that would (1) impose any requirement to sell, license, assign, transfer, divest, hold separate or otherwise dispose of, before or after the Closing, any assets or businesses of Parent, the Company or any of their respective Affiliates, (2) prohibit, limit, restrain or impair Parent’s, the Company’s or any of their respective Affiliates’ ability to control, direct, manage or operate, or exercise full rights of ownership with respect to, their respective assets, licenses, product lines, businesses or interests therein (including, with respect to Parent, its ownership of interests in the Surviving Corporation after the Closing), (3) impair the ability of Parent, the Company or any of their respective Affiliates to continue to conduct their respective businesses following the Closing substantially in the manner conducted in the 12-month period prior to the date hereof or (4) impose any other obligation, restriction, requirement, limitation, qualification, condition, remedy or other action, that in the case of all such terms and conditions described in clauses (1) through (4), individually or in the aggregate with all other such terms or conditions would, (x) reasonably be expected to result in a material adverse effect on the financial condition; properties, assets and liabilities (considered together), business; or results of operation of Parent and its Affiliates, taken as a whole, or a Company Material Adverse Effect (in each case, either before or after giving effect to the Merger and the other transactions contemplated by this Agreement), or (y) reasonably be expected to materially impair the aggregate economic benefits that, as of the date of this Agreement, Parent and its Affiliates reasonably expect to derive from the consummation of the Merger and other transactions contemplated by this Agreement, in each case, other than any action or condition relating to Capital Support, which shall be governed by clause (B) below; or

(B) set forth in Section 6.5(b)(ii) of the Parent Disclosure Letter;

(any such terms and conditions described in clause (A) or (B) above, in each case, being referred to herein as a “Burdensome Condition”); provided that, Parent can compel the Company to take any of the actions referred to above in this Section 6.5(b)(ii) (or agree to take such actions) if such actions are conditioned upon the consummation of the Merger. Notwithstanding the foregoing or anything to the contrary in this Agreement, none of the matters set forth on Section 6.5(b)(ii) of the Company Disclosure Letter shall constitute a Burdensome Condition or be taken into account in determining whether a Burdensome Condition exists or has been imposed.

(iii) The parties further acknowledge that neither this Section 6.5 nor the “reasonable best efforts” standard shall require, or be construed to require, Parent or any of its Affiliates to prepare or submit any Specified Information to any Governmental Entity in order to obtain any Company Approvals or Parent Approvals.

(iv) In the event that CFIUS notifies Parent, Merger Sub and the Company that CFIUS (x) has completed its review or investigation and (y) intends to send a report to the President of the United States recommending that the President act to suspend or prohibit the Merger or any of the other transactions contemplated by this Agreement, Parent may request a withdrawal of the Joint Notice and neither Parent, nor Merger Sub nor the Company shall have any further obligation to seek Completion of CFIUS Process.

(c) Information. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement; provided that, notwithstanding any provision herein to the contrary, (i) the parties do not have to provide each other any Personally Identifiable Information required under any such statement, filing, notice or application, and such statement, filing, notice or application may be redacted to remove Personally Identifiable Information, and (ii) Parent does not have to provide the Company copies of any Biographical Affidavits if it makes copies of such Biographical Affidavits available for review by the Company’s counsel prior to their submission; and provided, further that, with respect to the FINRA application referenced in Section 6.5(a)(i)(E) or any supplemental requests made by FINRA or any other Governmental Entity with respect thereto, the parties acknowledge that Parent may initially attempt to submit unilaterally to FINRA any Personally Identifiable Information or other biographical information relating to the officers, directors, employees or Potential Controllers of, or other relevant individuals affiliated with, Parent, Merger Sub or any of their Affiliates, that may be required to complete such FINRA application but that, if Parent is unable successfully to deliver such information to FINRA in a manner that satisfies FINRA and such information is instead required to be submitted by the Company, then Parent shall provide the Company with such information, and, in that case, the Company shall restrict access to such information to the employees who need to receive it in order to make the applicable filing.

(d) Status. Subject to applicable Laws, the Company and Parent each shall keep the other apprised on a prompt basis of the status of matters relating to completion of the transactions contemplated by this Agreement. In furtherance of the foregoing, each party shall give to the other party prompt written notice if it receives, and Parent shall give the Company prompt written notice if any of its Affiliates or other Potential Controller receives, any notice or other communication from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and, in the case of any such notice or communication that is in writing, shall promptly furnish such other party with a copy thereof; provided that, the parties do not have to provide each other any Personally Identifiable Information contained in such communications, and such communications may be redacted to remove Personally Identifiable Information and Parent does not have to furnish copies of written communications with respect to the Biographical Affidavits if it informs the Company that it has received any such communications and makes such communications available for review by the Company or its Representatives at the New York offices of Parent’s counsel. The Company and Parent each shall give prompt notice to the other party of any change, fact or condition that is, individually or in the aggregate, reasonably expected to (i) with respect to the Company, result in a Company Material Adverse Effect, (ii) with respect to Parent, result in a Parent Material Adverse Effect, or (iii) result in a failure of any condition to the other party’s obligations to effect the Merger.

6.6 Access and Reports. Subject to applicable Laws, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided that, no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality or (ii) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreements.

6.7 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.8 Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9 Employee Benefits.

(a) Except as set forth on Section 6.9 of the Company Disclosure Letter, Parent agrees that the employees of the Company and its Subsidiaries at the Effective Time

who continue to remain employed with the Company or its Subsidiaries (the “Continuing Employees”) shall, during the period commencing at the Effective Time and ending on the later of (x) the first anniversary of the Effective Time and (y) December 31, 2018, be provided with (1) base salary or base wage no less than the base salary or base wage rate as in effect for each such employee immediately prior to the Effective Time, (2) short-term incentive compensation opportunities of equivalent value to target incentive compensation opportunities that were provided pursuant to the Company’s Variable Incentive Compensation program immediately prior to the Effective Time, (3) to the extent applicable, commissions that are substantially comparable to those in effect, to the extent applicable, for each such employee immediately prior to the Effective Time, and (4) retirement and welfare benefits (excluding any benefits under a tax-qualified defined benefit pension plan or retiree medical or welfare plan) that are substantially comparable in the aggregate to the retirement and welfare benefits provided by the Company and its Subsidiaries to such employees immediately prior to the Effective Time. In addition, Parent shall provide, or shall cause the Surviving Corporation or one of its Affiliates to provide, (A) long-term cash, equity or equity-based incentive compensation to Continuing Employees for the 2018 fiscal year with an aggregate target value equal to the aggregate target value of the long-term incentive opportunities provided to employees who were eligible for such opportunities in respect of the fiscal year in which the Effective Time occurs, subject to terms and conditions to be determined by Parent and (B) severance pay and termination benefits to any Continuing Employee whose employment is terminated during the period commencing at the Effective Time and ending on the later of (x) the first anniversary of the Effective Time and (y) December 31, 2018, on terms and in amounts no less favorable than the greater of (i) the applicable formula(s) set forth on Section 6.9(a) of the Company Disclosure Letter and (ii) as required by applicable Law.

(b) Parent shall use commercially reasonable efforts to (1) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates in which such Continuing Employees may become entitled to participate to be waived with respect to the Continuing Employees and their eligible dependents, (2) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (3) give each Continuing Employee service credit for such Continuing Employee’s combined and continuous employment with the Company and its Subsidiaries (including any predecessors thereof), as well as for any service otherwise recognized by the Company and its Subsidiaries prior to the Effective Time, for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent (except for benefit accrual under defined benefit pension plans or retiree medical or welfare plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits).

(c) Prior to the Effective Time, if requested by Parent in writing no later than 10 Business Days prior to the Closing Date, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation.

(d) If the Closing Date occurs prior to the date on which the Company or any of its Subsidiaries pays annual bonuses for the year ended December 31, 2016, then Parent shall pay, or shall cause the Surviving Corporation or one of its Affiliates to pay, a bonus to each Continuing Employee who satisfies the criteria to receive such a bonus for the pre-Closing portion of the year ended December 31, 2016, as promptly as practicable following the Closing Date, or, if later, as promptly as practicable following December 31, 2016. The amount of any such bonus shall be calculated in good faith based on the same performance metrics as are in effect on the date of this Agreement.

(e) From and after the Effective Time, Parent shall honor, or shall cause the Surviving Corporation or one of its Affiliates to honor, the Company Plans set forth on Section 4.8(a) of the Company Disclosure Letter as in effect immediately prior to the Effective Time. Except as set forth on Section 6.9(e) of the Company Disclosure Letter, nothing contained in this Agreement is intended to prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any Company Plan in accordance with its terms after the Effective Time.

(f) Nothing contained in this Agreement is intended to (1) be treated as an amendment of any particular Company Plan, (2) subject to Section 6.9(e), prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Plan in accordance with their terms, (3) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee in accordance with applicable Law, or (4) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

6.10 Expenses. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for Company Approvals (excluding those related to the U.S. Life Restructuring incurred prior to the date hereof) and Parent Approvals, the Proxy Statement and printing and mailing the Proxy Statement shall be shared equally by Parent and the Company.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, (i) the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (other than the Specified Entities) (in each case, when acting in such capacity), determined as of the

Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and in connection therewith to provide advancement of expenses to such Indemnified Parties, to the fullest extent such Indemnified Parties are indemnified or exculpated or have the right to advancement of expenses under Delaware Law and the Company’s Fundamental Documents in effect on the date of this Agreement and (ii) each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, honor and maintain the provisions regarding the elimination of liability of directors, indemnification of directors and officers and advancement of expenses contained in the Company’s Fundamental Documents that are in effect as of the date hereof.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies to the policies of directors’ and officers’ liability insurance maintained immediately prior to the Effective Time by the Company (which policies will be renewals, or replacements on terms that are substantially similar in all material respects, of the applicable policies in effect as of the date hereof and which “tail” policies will provide only the side A coverage for Indemnified Parties where the policies in-force also include Side B coverage) with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability at least as favorable to such directors and officers as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated by this Agreement); provided, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 6.11(b) of the Company Disclosure Letter; and, provided, further, that if the premium of such insurance coverage exceeds such amount, the Company shall, or Parent shall cause the Surviving Corporation to, as applicable, obtain a policy with the greatest coverage available for a premium not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(d) The provisions of this Section 6.11 will survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and his or her heirs. The obligations of Parent and the Surviving Corporation under this Section 6.11 may not be terminated or modified in such a manner as to affect adversely any Indemnified Party without the consent of such Indemnified Party, it being expressly agreed that the Indemnified Parties will be third party beneficiaries of this Section 6.11.

(e) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the Fundamental Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under any such policies. Parent will or will cause the Surviving Corporation to pay all reasonable and documented expenses that may be incurred by an Indemnified Party in enforcing this Section 6.11.

6.12 Defense of Litigation. The Company shall as promptly as practicable notify Parent of any Proceeding brought by stockholders of the Company against the Company or its directors or officers arising out of or relating to the Merger and the other transactions contemplated by this Agreement to which it is a party, and to the extent practicable, shall consult with Parent (including by giving Parent the right to review in advance, and comment with respect to (which such comments the Company shall duly consider in good faith), any pleading or filing made with, or other written materials to be submitted to, any Governmental Entity in connection with any such Proceeding), keep Parent reasonably informed with respect to any material developments regarding the defense of any such Proceeding (including by providing Parent with copies of all pleadings, filings and other written correspondence or memoranda given to, or received from, any Governmental Entity in connection with any such Proceeding) and shall give due consideration in good faith to Parent’s advice with respect to any such Proceeding; provided, however, that the Company shall be entitled to control any such Proceeding and shall be entitled to settle any such Proceeding in its sole and absolute discretion to the extent such settlement does not involve payments reasonably expected to exceed any insurance proceeds that the Company reasonably expects to receive with respect to such Proceeding (plus all related deductibles related to such insurance proceeds, if any), but may not otherwise settle any such Proceedings without Parent’s consent, which consent may not be unreasonably withheld, conditioned or delayed.

6.13 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and use reasonable best efforts to take such actions as are necessary, and shall cause and direct the Subsidiaries of the Company to grant such approvals and use reasonable best efforts to take such actions as are necessary, so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise use reasonable best efforts to attempt to eliminate or minimize the effects of such Takeover Statute on such transactions.

6.14 Parent Vote. Immediately after the execution and delivery of this Agreement, Parent shall execute and deliver, in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

6.15 Escrow of Parent Termination Fee.

(a) As of the date hereof, Parent and the Company have entered into an agreement (the “Escrow Deposit Agreement”) pursuant to which Parent has paid to the Company a cash amount in immediately available funds in U.S. Dollars equal to the Parent Termination Fee, and the Company has agreed to hold and invest such amount in accordance with the terms thereof.

(b) The parties shall cooperate and work together in good faith to cause the Escrow Agent to establish the Escrow Account as soon as practicable after the date hereof. After the Escrow Account has been established and the Escrow Agent has confirmed to the parties that it is prepared to receive the Escrow Deposit (as defined in the Parent Escrow Agreement) thereunder, then Parent shall deliver a notice pursuant to Section 3 of the Escrow Deposit Agreement (an “Escrow Deposit Notice”) to the Company instructing the Company to deposit into the Escrow Account all amounts held pursuant to the Escrow Deposit Agreement and any earnings or interest on such amount from the date hereof to the date that such deposit is made (such amount, the “Parent Escrow Amount”). The Escrow Deposit Notice shall include complete and accurate wire transfer instructions for the Escrow Account. As soon as reasonably practicable after the Company has received a valid and complete Escrow Deposit Notice, the Company shall deposit, or caused to be deposited, with the Escrow Agent a cash amount of immediately available funds in U.S. Dollars equal to the Parent Escrow Amount. The Parent Escrow Amount shall be used as collateral and security for the payment of the Parent Termination Fee and any interest or expense relating to the Parent Termination Fee, and of any damages, judgment, decision or award (including any arbitration award) that may become due by Parent or its Affiliates in connection with this Agreement and the transactions contemplated by this Agreement (which, for this purpose only, shall exclude the U.S. Life Restructuring), and which amount shall be held and released by the Escrow Agent subject to the terms of this Agreement and the Parent Escrow Agreement; provided, however, that the Escrow Agent shall release the Parent Escrow Amount (together with any interest accrued thereon) (i) on the Closing Date, (ii) on the 90th day after the Company or Parent has given notice to terminate this Agreement to the other party pursuant to Section 8.5 and Section 9.6, provided, that the Company has not properly submitted any dispute for arbitration in accordance with Section 9.5, or (iii) on such other date as is provided in the Parent Escrow Agreement.

6.16 Capital Support. Parent shall, contribute to the Company the following cash amounts of immediately available funds in U.S. Dollars: (a) on or prior to the maturity of the Company 2018 Notes, $600,000,000, to be used to retire such outstanding debt obligations; and (b) on or prior to the consummation of the Unstacking, $525,000,000 that, together with the $175,000,000 that the Company has previously committed to make available for this purpose, will be used to facilitate the Unstacking.

6.17 Equity Financing. Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to (i) obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, (ii) maintain in effect the Equity Commitment Letter until all obligations thereunder are fully performed, (iii) consummate the transactions contemplated by the Equity Financing at or prior to the Closing and (iv) enforce the

Investors’ funding obligations and the rights of Parent and Merger Sub under the Equity Commitment Letter to the extent necessary to fund (i) the payments under Section 3.1(a) when due under this Agreement and (ii) Parent’s commitment contemplated in Section 6.16(a) hereof on or prior to the maturity of the Company 2018 Notes and (iii) Parent’s commitment contemplated in Section 6.16(b) hereof in connection with the Unstacking.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote.

(b) Non-PRC Regulatory Approvals. The parties shall have obtained the Parent Approvals referred to in Section 7.1(b) of the Parent Disclosure Letter, the Company Approvals referred to in Section 7.1(b) of the Company Disclosure Letter and any other approvals from any Governmental Entity with competent jurisdiction for which the failure to obtain such approval would subject the Company, Parent, or their respective Affiliates, or any of their respective directors, officers, other employees or Representatives to any criminal liability.

(c) PRC Regulatory Approvals. Parent shall have obtained the PRC Regulatory Approvals.

(d) Termination of HSR Waiting Period. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

(e) No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 4.2(a) [Capital Structure] shall be true and correct as of the Closing Date as though made on such date (in each case except (A) to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date and (B) so as long as the sum of all inaccuracies with respect to the issued and outstanding Shares does not increase the aggregate amount of the Per Share Merger Consideration by more than $250,000), (ii) each of the representations and warranties of the Company set forth in Section 4.1 [Organization, Good Standing and Qualification], Section 4.3(a) [Corporate Authority; Approval], Section 4.3(b) [Corporate Authority; Approval], Section 4.12 [Takeover Statutes] and Section 4.18 [Brokers and Finders] shall be true and correct in all material respects (disregarding all qualifications or limitations as to “material,” “Company Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date as though made on such date (in each case except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “material,” “Company Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Burdensome Condition. (i) The Parent Approvals referred to in Section 7.1(b) of the Parent Disclosure Letter and the Company Approvals referred to in Section 7.1(b) of the Company Disclosure Letter shall have been obtained, (ii) PRC Regulatory Approvals shall have been obtained by Parent and (iii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, in each case of the foregoing clauses (i), (ii) and (iii), without the imposition of any Burdensome Condition.

(d) Unstacking Approvals. The Company Approvals referred to in Section 7.2(d) of the Company Disclosure Letter shall have been obtained.

(e) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance or development that, individually or in the aggregate, has had, or would reasonably likely to have, a Company Material Adverse Effect.

(f) Officers’ Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the satisfaction of the conditions in Section 7.2(a), Section 7.2(b) and Section 7.2(d).

(g) Specified Entities. The conditions set forth in Section 7.2(g) of the Company Disclosure Letter shall have been satisfied.

(h) No Company Ratings Event. No Company Ratings Event shall have occurred and be continuing.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 5.1 [Organization, Good Standing and Qualification], Section 5.2 [Corporate Authority] and Section 5.13 [Section 203 of the DGCL] shall be true and correct as of the Closing Date as though made on such date (in each case except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date) and (ii) each of the other representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “material,” “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct as so made would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officers’ Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub as to the satisfaction of the conditions in Section 7.3(a) and Section 7.3(b).

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

(a) the Merger shall not have been consummated by August 31, 2017 (as such date may be extended pursuant to Section 9.5(c), the “End Date”), whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a); provided, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to any party if such failure of the Closing to occur on or prior to the End Date is principally caused by or is the result of a material breach of this Agreement by such party;

(b) the Requisite Company Vote shall not have been obtained after a vote with respect to adoption of this Agreement shall have been taken at the Stockholders Meeting or at any adjournment or postponement of the Stockholders Meeting; or

(c) any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect, or shall have taken any other action, in each case that is final and non-appealable and has the effect of permanently restraining, enjoining or otherwise prohibiting consummation by it of the Merger (whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a)).

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company if:

(a) the Company is not then in material breach of its covenants under this Agreement and there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become inaccurate after the date of this Agreement, which failure to perform, breach or inaccuracy would give rise to the failure of any condition set forth in Section 7.1 and Section 7.3 and such failure to perform, breach or inaccuracy is not curable or, if curable, is not cured prior to the earlier of (x) 30 days after written notice thereof is given by the Company to Parent and (y) the End Date; or

(b) the Requisite Company Vote has not yet been obtained, the Company effects a Change of Recommendation as a result of its receipt of a Superior Proposal when permitted to do so in accordance with Section 6.2(d) and the Company enters into a definitive written agreement providing for such Superior Proposal concurrently with or immediately following the termination of this Agreement; provided that the termination of this Agreement pursuant to this Section 8.3(b) will not be effective unless and until the Company has paid the Company Termination Fee to Parent in accordance with Section 8.5(b).

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (or, in the case of clause (a) below, prior to the time that the Requisite Company Vote has been obtained) by action of the board of directors of Parent if:

(a) the Company Board or any committee of the Company Board shall have effected a Change of Recommendation;

(b) Parent and Merger Sub are not then in material breach of their respective covenants under this Agreement and there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become inaccurate after the date of this Agreement, which failure to perform, breach or inaccuracy would give rise to the failure of any condition set forth in Section 7.1 and Section 7.2 and such failure to perform, breach or inaccuracy is not curable or, if curable, is not cured prior to the earlier of (x) 30 days after written notice thereof is given by Parent to the Company and (y) the End Date; or

(c) the Company materially breaches its obligation under Section 6.15(b) to deposit the Parent Escrow Amount into the Escrow Account within two Business Days after it has received a valid and complete Escrow Deposit Notice and remains in material breach of such obligation on the date of termination.

8.5 Effect of Termination and Abandonment.

(a) Any party terminating this Agreement pursuant to this Article VIII shall give written notice of such termination to each other party in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected. In the event of termination of this Agreement as provided in this Article VIII, this Agreement shall forthwith become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that (i) subject to Section 8.5(e), no such termination shall relieve any party hereto of any liability or damages to the other party resulting from any willful or intentional breach of this Agreement, (ii) notwithstanding anything in the foregoing to the contrary, the provisions set forth in this Section 8.5 and the provisions identified in the second sentence of Section 9.1 shall survive the termination of this Agreement and (iii) the obligations of the parties under the Escrow Deposit Agreement shall survive the termination of this Agreement in accordance with its terms.

(b) The Company shall, at the applicable time specified in this Section 8.5(b), pay to Parent a fee equal to $105,000,000 (the “Company Termination Fee”) if this Agreement is terminated pursuant to:

(i) Section 8.3(b);

(ii) Section 8.4(a);

(iii) Section 8.4(b) as a result of a willful or intentional breach of Sections 6.2, 6.4 or 6.5 (and not as a result of any other breach); or

(iv) Section 8.2(a) or Section 8.2(b) by either the Company or Parent, but only if: (A) in the case of a termination pursuant to Section 8.2(a), (1) the Stockholders Meeting to obtain the Requisite Company Vote has not been held prior to the time of such termination and (2) a bona fide Acquisition Proposal was made known to the Company, the Company Board, any committee of the Company Board or senior management of the Company after the date of this Agreement and was not withdrawn or rejected in writing by the Company Board, or was publicly proposed or publicly disclosed to the Company’s stockholders, and was not publicly withdrawn, prior to the time of such termination), (B) in the case of a termination pursuant to Section 8.2(b), a bona fide Acquisition Proposal was publicly proposed or publicly disclosed to the Company’s stockholders, and was not publicly withdrawn, prior to the taking of a vote to adopt this Agreement at the Stockholders Meeting or any postponement or adjournment thereof and (C) in each of the foregoing cases in clauses (A) and (B), the conditions specified in clause (v) below for the payment of the Company Termination Fee in the event of a termination pursuant to this Section 8.5(b)(iv) have been satisfied.

(v) If the Company is required to pay Parent the Company Termination Fee pursuant to clause (i), (ii) or (iii) of Section 8.5(b), the Company Termination Fee shall be payable not later than two Business Days after termination of this Agreement, in each case by wire transfer of immediately available funds to an account designated by Parent. The Company Termination Fee shall not be payable to Parent pursuant to Section 8.5(b)(iv) unless and until, within 12 months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement pursuant to which the Company or any of its Subsidiaries has agreed to undertake, solicit stockholder approval for or consummate, or shall have consummated, a transaction of the type referred to in the definition of “Acquisition Proposal” (which need not be the same Acquisition Proposal described in clause (iv) above) or, in the case of an Acquisition Proposal made by way of a tender offer or exchange offer, shall have not recommended that the Company’s stockholders reject such tender offer or exchange offer within the period specified in Rule 14e-2(a) under the Exchange Act (for purposes of this Section 8.5(b), substituting “50%” for “10%” in all instances in which it appears in the definition of “Acquisition Proposal”); provided that, for purposes of this Section 8.5(b), an Acquisition Proposal shall be deemed not to have been “publicly withdrawn” by any Person if, within 12 months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement providing for the consummation of, or shall have consummated, an Acquisition Proposal made by or on behalf of the Person who made such initial Acquisition Proposal or any of its Affiliates or, in the case of a new Acquisition Proposal made by way of a tender offer or exchange offer by or on behalf of such Person or any of its Affiliates, shall have not recommended that the Company’s stockholders reject such tender offer or exchange offer within the period specified in Rule 14e-2(a) under the Exchange Act. In the case where a Company Termination Fee is payable by the Company to Parent pursuant to the immediately preceding sentence, the Company will pay to Parent the Company Termination Fee upon the earlier of the date that the Company enters into the relevant Alternative Acquisition Agreement or the consummation of the relevant transaction. For the avoidance of doubt, for purposes of this Section 8.5(b), a sale of capital stock of any of the Company’s Subsidiaries to the public in an initial public offering (including through an underwritten offering) after the termination of this Agreement shall not, in and of itself and absent another transaction qualifying as an “Acquisition Proposal” hereunder, cause the Company Termination Fee to become payable.

(c) Parent shall, at the applicable time specified in this Section 8.5(c), pay to the Company a fee equal to $210,000,000 (the “Parent Termination Fee”) if this Agreement is terminated pursuant to:

(i) Section 8.2(a) by either the Company or Parent if, at the time of such termination, all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing), except for any one or more of the conditions set forth in Section 7.1(c), Section 7.1(e) (solely with respect to an applicable Law or Order from a PRC Governmental Entity or any other Governmental Entity in the PRC, Hong Kong, Macau or Taiwan) or Section 7.2(c) (solely with respect to any PRC Regulatory Approvals);

(ii) Section 8.2(c) (solely with respect to an applicable Law or Order from a PRC Governmental Entity or any other Governmental Entity in the PRC, Hong Kong, Macau or Taiwan) by either the Company or Parent; or

(iii) Section 8.3(a).

If Parent is required to pay the Company a Parent Termination Fee, Parent and the Company shall deliver a joint written instruction to the Escrow Agent within two Business Days after termination of this Agreement, instructing the Escrow Agent to pay to the Company, directly or out of the Parent Escrow Amount, the Parent Termination Fee, by wire transfer of immediately available funds in U.S. Dollars to an account designated by the Company; provided that, if Parent has paid or caused to be paid to the Company or any of its designated Affiliates either (i) the Parent Termination Fee, together with any other amounts payable by Parent to the Company with respect thereto pursuant to Section 8.5(d)(ii), or (ii) the full amount of damages under an arbitration award sought in accordance with the terms of Section 9.5(b); in each case, whether directly or out of the Parent Escrow Amount, the funds remaining in the Parent Escrow Amount, if any, shall be simultaneously released and returned to Parent or any of its designated Affiliates.

(d) The parties each agree that (i) the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties hereto would not have entered into this Agreement and (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.5(b) or Section 8.5(c) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement. Accordingly, (i) if the Company fails promptly to pay any amounts due under this Section 8.5 and, in order to obtain such payment, Parent commences a Proceeding that results in a judgment against the Company for such amounts, the Company shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest published from time to time in The Wall Street Journal, Table of Money Rates (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, together with the reasonable out-of-pocket costs and expenses of Parent (including reasonable legal fees and expenses) in connection with such Proceeding and (ii) if Parent fails promptly to pay any amounts due under this Section 8.5 and, in order to obtain such payment, the Company commences a Proceeding that results in a judgment against Parent for such amounts, Parent shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the rate of interest published from time to time in The Wall Street

Journal, Table of Money Rates (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, together with the reasonable out-of-pocket costs and expenses of the Company (including reasonable legal fees and expenses) in connection with such Proceeding.

(e) (i) Subject to Section 9.5(c), notwithstanding anything to the contrary set forth in this Agreement, if Parent or Merger Sub fails to effect the Closing for any or no reason or otherwise breaches this Agreement or fails to perform hereunder, then, the sole and exclusive remedy of the Company or any of its Subsidiaries and all members of the Company Group against (A) Parent or Merger Sub, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of Parent or Merger Sub, or (C) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A)-(C), collectively, the “Parent Group”) for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder (including fraud or willful or intentional breach) by Parent or Merger Sub or other failure of the Merger or the other transactions contemplated in this Agreement shall be to terminate this Agreement as provided under this Agreement, and either (1) receive payment of the Parent Termination Fee, pursuant to Section 8.5(c) and other amounts pursuant to Section 8.5(d), if any, and upon receipt of the Parent Termination Fee, and such other amounts, if any, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated under this Agreement or (2) solely in the event of fraud or willful or intentional breach by Parent or Merger Sub, seek any arbitration award for damages in accordance with the terms of Section 9.5(b). Subject to Section 9.5(c), in no event (including fraud or willful or intentional breach by Parent or Merger Sub) shall (A) the Company or any of its Subsidiaries, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company, or (C) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A)-(C), collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group or be entitled to, any monetary damages from or arbitration award against any member of the Parent Group in connection with this Agreement or any of the transactions contemplated hereunder, if the Parent Termination Fee is paid pursuant to Section 8.5(c) and the other related amounts, if any, are paid pursuant to
Section 8.5(d); provided, however, nothing herein shall affect any rights of, or remedies available to, the Specified Entities under any Contract between a Specified Entity, on the one hand, and Parent or any of its Affiliates, on the other hand. If any member of the Company Group were to seek any arbitration award in accordance with the terms of the foregoing clause (2) and Section 9.5(b), upon the final rendering of any arbitration award in accordance with the terms of Section 9.5(b), the Company shall be deemed to have waived its right under Section 8.5(c) to receive the Parent Termination Fee.

(ii) Subject to Section 9.5(c), notwithstanding anything to the contrary set forth in this Agreement, if the Company fails to effect the Closing for any or no reason or otherwise breaches this Agreement or fails to perform hereunder, then, the sole and exclusive remedy of Parent, Merger Sub and all members of the Parent Group against the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder (including fraud or willful or intentional breach) by the Company or other failure of the Merger or the other transactions contemplated in this Agreement shall be to terminate this Agreement as provided under this Agreement, and either (1) receive payment of the Company Termination Fee pursuant to Section 8.5(b) and other amounts pursuant to Section 8.5(d), if any, and upon receipt of the Company Termination Fee and such other amounts, if any, neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated under this Agreement or (2) solely in the event of fraud or willful or intentional breach by the Company, seek any arbitration award in accordance with the terms of Section 9.5(b). Subject to Section 9.5(c), in no event (including fraud or willful or intentional breach by the Company) shall Parent, Merger Sub or any member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group or be entitled to, any monetary damages from or arbitration award against any member of the Company Group in connection with this Agreement or any of the transactions contemplated hereunder, if the Company Termination Fee is paid pursuant to Section 8.5(c) and the other related amounts, if any, are paid pursuant to Section 8.5(d). If any member of the Parent Group were to seek any arbitration award in accordance with the terms of Section 9.5(b), upon the final rendering of any arbitration award in accordance with the terms of Section 9.5(b), the Parent shall be deemed to have waived its right under Section 8.5(b) to receive the Company Termination Fee.

(iii) In no event shall the Company, on the one hand, or Parent, on the other hand, be required to pay to the other party more than one Company Termination Fee or Parent Termination Fee, if and as applicable, pursuant to this Section 8.5.

(f) For purposes of this Section 8.5, the following terms have the respective meanings specified:

“willful or intentional breach” means that the breaching party (i) made a representation or warranty in this Agreement with the actual knowledge (as opposed to imputed or constructive knowledge) as of the date of this Agreement that such representation or warranty was not true or correct in any material respect or (ii) breached a covenant or obligation contained in this Agreement in any material respect with the actual knowledge (as opposed to imputed or constructive knowledge), at the time of such breach, that such covenant or obligation was being breached.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This Article IX, Article X and the agreements of the Company, Parent and Merger Sub contained in Article III and Section 6.9, Section 6.10 and Section 6.11 shall survive the consummation of the Merger. This Article IX, Article X and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 and Section 8.5 and the Confidentiality Agreements shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2 Modification or Amendment. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

9.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or PDF file (portable document format file) shall be as effective as delivery of a manually executed counterpart of this Agreement.

9.5 GOVERNING LAW; ARBITRATION; SPECIFIC PERFORMANCE; SOVEREIGN IMMUNITY.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) The parties hereto hereby agree that, in order to obtain prompt and expeditious resolution of all disputes arising out of or relating to this Agreement, the Parent Escrow Agreement, Escrow Deposit Agreement or the Equity Commitment Letter, including the existence, validity, interpretation or performance of this Agreement, the Parent Escrow Agreement, Escrow Deposit Agreement, the Equity Commitment Letter or the transactions contemplated by this Agreement, the Parent Escrow Agreement, Escrow Deposit Agreement or the Equity Commitment Letter (including, for the avoidance of doubt, any claim arising out of or related to the parties’ relationship, rights, duties and obligations hereunder, whether based on contract, tort or statute, and the substantive or procedural arbitrability of any claim hereunder), all such disputes shall be exclusively resolved by final and binding arbitration under the Delaware Rapid Arbitration Act (the “DRAA”, 10 Del. C. § 5801 et seq.) and the Delaware Rapid Arbitration Rules promulgated thereunder by the Supreme Court of the State of Delaware (“Rules”) in effect at the time of the date of delivery of the notice of arbitration, except as modified herein. The parties agree to take all steps necessary or advisable in order properly to submit any such dispute for arbitration in accordance with this Section 9.5, and each party covenants and agrees that it is not a “consumer” as such term is defined in Section 2731 of Title 6 of the Delaware Code. Each party hereto also acknowledges and agrees that, by executing this Agreement, it shall be deemed by operation of Law to have waived objection and consented to the procedures set forth in the DRAA and that it has chosen freely to waive the matters set forth in Section 5803(b) and (c) of the DRAA. IN CONNECTION THEREWITH, EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH CONTROVERSY DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(i) The arbitral panel shall consist of three arbitrators (the “Tribunal”). The situs of the arbitration will be the State of Delaware, although the evidentiary and other proceedings will be conducted in New York (Manhattan), New York. The Tribunal may conduct proceedings in other locations if necessary for the taking of evidence. The language of the arbitration proceedings, and of the arbitral award, shall be the English language. The parties hereto agree that (A) the claimant(s), on the one hand, and respondent(s), on the other hand, shall each appoint one arbitrator within 20 days after the date of delivery of the notice of arbitration; and (B) the two party-appointed arbitrators shall appoint the third arbitrator, who shall serve as the chair of the Tribunal, within 20 days after the date of the appointment of the second arbitrator. Each member of the Tribunal must be impartial and shall be knowledgeable about and experienced with the practice of law and with the Laws of the State of Delaware (provided that it is not required for the members of the Tribunal to be admitted to practice law in the State of Delaware) and have had at least 15 years of legal experience in the area of mergers and acquisitions or complex commercial transactions. Any arbitrator not timely appointed as provided in clause (A) or (B) of this Section 9.5(b)(i) shall be appointed by the Delaware Court of Chancery in accordance with Section 5805 of the DRAA. If the Tribunal retains counsel in consultation with the parties hereto under Section 5806 of the DRAA, such counsel shall also be impartial and shall be knowledgeable about and experienced with the practice of law and have had at least 15 years of legal experience in the area of mergers and acquisitions or complex commercial transactions. Only the Court of Chancery of the State of Delaware will have the power and authority to appoint a new arbitrator in the event any arbitrator becomes unable to continue as arbitrator for any reason.

(ii) The arbitration shall be deemed commenced on the date when the third member of the Tribunal has accepted his or her appointment. The parties hereto agree that any service or written communication (including, the answer, any reply or exchange of information) under the DRAA or the Rules shall be made in a manner provided in Section 9.6, or as otherwise agreed by the parties. Without limiting the foregoing, each of Parent and Merger Sub irrevocably appoints Corporation Service Company as its agent for service of process or of any such notice or written communication for purposes of any Proceeding in connection with this Agreement and the transactions contemplated hereby. The parties hereto agree that the preliminary conference shall be held no later than 10 days after the constitution of the Tribunal. In connection with any arbitration proceeding hereunder, the Tribunal shall allow reasonable requests for the production of documents relevant to the dispute and permit the taking of depositions limited to not more than five individuals on each side and for not more than six hours in total for the deposition of each such person. Where reasonably necessary, depositions may be taken by videoconference or other telephonic means, or in the jurisdiction where a witness resides or regularly transacts business. The Tribunal shall have the power to issue subpoenas and commissions for the taking of documents and testimony from non-parties to the fullest extent permitted by applicable Law. The arbitration hearing shall be limited to one day, if the Tribunal deems such limitation appropriate (provided that the Tribunal may, if it considers it appropriate in order to provide any party with a full and fair opportunity to be heard, require a hearing be held over the course of more than one day) and shall be conducted as soon as reasonably practicable after the constitution of the Tribunal, as determined by the Tribunal.

(iii) The parties to this Agreement agree that, subject to any non-waivable disclosure obligations under applicable Laws, the arbitration, and all matters relating thereto or arising thereunder, including, without limitation, the existence of the arbitration proceedings (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, any third-party discovery proceedings, including any discovery obtained pursuant thereto, and any decision by the Tribunal or final award) shall be kept strictly confidential, and each party hereby agrees that such information shall not be disclosed beyond: (i) the Tribunal and necessary support personnel; (ii) the participants in the arbitration; (iii) those assisting the parties in the preparation or presentation of the Tribunal; (iv) Representatives of the parties with a need to know such information; and (v) any non-parties that are subpoenaed or otherwise provide discovery in the arbitration proceedings, only to the extent necessary to obtain such discovery. The parties participating in the arbitration proceedings shall use their reasonable best efforts, and shall cause third parties participating in such proceedings to use reasonable best efforts, to treat information pertaining to the arbitration with the same care that they treat their confidential and non-public business information. In the event that applicable Law imposes upon a party an obligation to disclose the fact of the arbitration or the nature of the claims or counter-claims asserted, such party or parties shall disclose no more than the minimum information required by such applicable Law after first consulting with and attempting in good faith to reach agreement with the opposing party or parties regarding the scope and content or any such required disclosure.

(iv) For the purposes of Section 5808(b) of the DRAA, and for all other purposes, the Tribunal shall issue its final award as promptly as practicable, taking into account the nature of the claims and any other facts or circumstances the Tribunal deems relevant, but in no event later than 150 calendar days after the third member of the Tribunal has accepted his or her appointment. The parties agree that the Tribunal may, to the extent permissible under the DRAA, extend any deadline set forth in Section 9.5(b)(ii) and (b)(iv) if, in its discretion, more time is needed in light of the nature of the claims and the relevant facts and circumstances. The Tribunal is authorized to award monetary damages and to grant specific performance of this Agreement and other injunctive relief, including interim relief pending the final award. The parties hereto shall bear their own costs incurred in connection with the arbitration and share equally the fees and expenses of the Tribunal and the costs of administration.

(v) Nothing in this Section 9.5(b) shall prevent a party from seeking provisional, interim or conservatory measures from the Delaware Court of Chancery at any time if any such party believes in good faith that it will suffer irreparable injury before the Tribunal has been appointed. Any such request by a party to a court for provisional, interim or conservatory measures shall not be deemed incompatible with the agreement to arbitrate in this Section 9.5(b), the DRAA or a waiver of the right to arbitrate.

(vi) The arbitral award shall be final and non-appealable. Judgment upon the arbitral award may be entered and enforced in any court of competent jurisdiction. The parties hereto hereby agree to waive any claim that this agreement to arbitrate is not valid under the Laws of the United States, any foreign country or any international agreement.

(vii) For the avoidance of doubt, the parties hereto hereby acknowledge and agree that any legal proceeding conducted under this Section 9.5(b) shall be governed by and construed under the Laws of the State of Delaware, without regard to principles of conflict of Laws and regardless of whether the Laws of the State of Delaware govern the parties’ other rights, remedies, liabilities, powers and duties.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement (including that the Company shall be entitled to cause Parent to enforce its rights under the Equity Commitment Letter pursuant to the terms thereof), without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity; provided that, after any termination of this Agreement, the provisions of this Section 9.5(c) shall survive only with respect to those provisions of this Agreement which survive the termination of this Agreement pursuant to the provisions of the second sentence of Section 9.1. If, prior to the End Date, any party hereto brings any Proceeding in accordance with this Section 9.5 to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall be automatically extended (x) for the period during which such Proceeding is pending, plus 10 Business Days or (y) by such other time period established by the Tribunal or court presiding over such action, as the case may be.

(d) With respect to the liability and obligations of Parent, Merger Sub and their Affiliates, each of Parent and Merger Sub, with respect to themselves, their Affiliates and their property:

(i) agrees that, for the purposes of the doctrine of sovereign immunity, the execution, delivery and performance by it of this Agreement constitutes private and commercial acts done for private and commercial purposes;

(ii) agrees that, should any Proceeding be brought against it, any of its Affiliates or any of its or its Affiliates’ assets in any jurisdiction in relation to this Agreement or any of the transactions contemplated hereby in accordance with Section 8.5(e)(i) and this Section 9.5, neither Parent or Merger Sub, nor any of their Affiliates, shall be entitled to any immunity on the basis of sovereignty in respect of any obligations under this Agreement, and no immunity on the basis of sovereignty from such Proceeding (including immunity from service of process from suit, from the jurisdiction of any court, from pre-judgment attachment or an order or injunction of such court or the enforcement of same against its assets) shall be claimed by or on behalf of such Person or with respect to its assets;

(iii) waives, in any such Proceeding, to the fullest extent permitted by Law, any right of immunity on the basis of sovereignty which it, any of its Affiliates or any of its assets now has or may acquire in the future in any jurisdiction; and

(iv) specifies that, for the purposes of this Section 9.5(d), “assets” shall be taken as excluding “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed at Vienna, April 18, 1961, “consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963, and military property or military assets or property of Parent, Merger Sub or any of their Affiliates, or of any country.

9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing in the English language and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, email or overnight courier:

If to Parent or Merger Sub:

Asia Pacific Global Capital Co., Ltd.,

22nd Floor, Tower C, Minsheng Financial Center

28 Jianguomennei Avenue, Dongcheng District

Beijing, China, 100005

Attention: Xiaoxia Zhao

Fax: +8 86 (010) 85259797

Email: xiaoxia.zhao@chinaoceanwide.com

with a copy to

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:    Stephen M. Kotran, Esq.

                    Marion Leydier, Esq.

Fax: +1 (212) 558-3588

Email:  kotrans@sullcrom.com

             leydierm@sullcrom.com

If to the Company:

Genworth Financial, Inc.,

6620 West Broad Street

Richmond, Virginia 23230

Attention: Ward E. Bobitz, Esq., General Counsel

Fax: (804) 662-2414

Email: ward.bobitz@genworth.com

with a copy to

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:    Alexander M. Dye, Esq.

                    Rajab S. Abbassi, Esq.

Fax: +1 (212) 728-8111

Email:  adye@willkie.com

             rabbassi@willkie.com

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail (return receipt requested, with appropriate postage prepaid); upon confirmation of successful transmission if sent by facsimile or email (provided that, if given by facsimile or email, receipt of such notice, request, instruction or other document is confirmed by telephone by, or by return email from, the receiving party); or on the next Business Day in the place of receipt after deposit with a reliable overnight courier (with proof of service), if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Parent Escrow Agreement, the Escrow Deposit Agreement, the Equity Commitment Letter, the Confidentiality Agreement, dated March 4, 2016, between China Oceanwide USA Holdings Co. Ltd. and the Company (the “March 4 Confidentiality Agreement”), and the Confidentiality Agreement, dated September 9, 2016, between China Oceanwide USA Holdings Co. Ltd. and the Company (the “September 9 Confidentiality Agreement” and together with the March 4 Confidentiality Agreement, the “Confidentiality Agreements”) constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. No party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

9.8 No Third-Party Beneficiaries. Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein, in each case other than (a) from and after the Effective Time, the directors and officers referred to in Section 6.11 (and their heirs) with respect to the provisions of Section 6.11, (b) from and after the Effective Time, the rights of the holders of Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement and (c) from and after the Effective Time, the rights of the holders of Company Equity Awards to receive the payments contemplated by the applicable provisions of Section 3.3 in accordance with the terms and conditions of this Agreement.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary or an Affiliate of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary or Affiliate to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action except, in each case, with respect to any such Subsidiary that is not wholly owned by the Company, in which case the terms set forth in the provisos in the definition of “Subsidiary” shall apply.

9.10 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due, and Parent and Merger Sub will indemnify the Company against liability for any such Taxes.

9.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All references to dollar amounts, cash or currency throughout this Agreement are to the lawful currency of the United States of America (i.e., United States dollars), unless otherwise specifically noted. Whenever the phrase “transactions contemplated by this Agreement” or any other similar phrase is used in this Agreement, it shall be deemed to include the completion of the U.S. Life Restructuring. The words “made available to Parent” and similar words refer to information posted to the electronic data room maintained by the Company in connection with the transactions contemplated by this Agreement, delivered to Parent or a Representative of Parent (including by e-mail) or otherwise made available for review by Parent or any of its Representatives; in each case, prior to the date hereof.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party to this Agreement has or may have set forth information in the Company Disclosure Letter or Parent Disclosure Letter (each, a “Disclosure Letter”), as applicable, in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.13 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives and permitted assigns. This Agreement shall not be assignable, by operation of law or otherwise, without the prior written consent of the other parties.

ARTICLE X

DEFINITIONS

The following defined terms when used in this Agreement shall have the meanings respectively assigned to them as set forth below:

“Acquisition Proposal” has the meaning set forth in Section 6.2(b).

“Actuarial Reports” means: (a) the actuarial report prepared by Milliman, Inc. entitled “Actuarial Appraisal of the Inforce Business of Genworth Life and Annuity Insurance Company and Subsidiaries as of December 31, 2014” and dated March 23, 2015, together with all updates and errata with respect thereto prepared by Milliman prior to the date of this Agreement; (b) the actuarial report prepared by Milliman, Inc. entitled “Summary of Genworth 2015 ALR Reserve Testing Assumption Review” and dated May 25, 2016, together with all updates, projections and errata with respect thereto prepared by Milliman prior to the date of this Agreement; (c) the actuarial report prepared by PWC entitled “Peer Analysis of 2015 Long Term Care GAAP Margin and Cash Flow Testing Assumptions” and dated February 10, 2016, together with all updates and errata with respect thereto prepared by PWC prior to the date of this Agreement; and (d) the actuarial reports set forth in Section 10.1 of the Company Disclosure Letter.

“Affiliate” means, with respect to any Person, any other Person who is an “affiliate” of such first Person within the meaning of Rule 405 promulgated under the Securities Act. For the avoidance of doubt, the Affiliates of Parent include all Potential Controllers.

“Agent” means each insurance agent, general agent, agency, producer, broker, reinsurance intermediary, program manager, managing general agent, mortgage originator, financial institution, third-party administrator, marketer, wholesaler and managing general underwriter that wrote, sold, produced or managed or writes, sells, produces or manages insurance business for one or more of the Insurance Subsidiaries.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.2(c)(ii).

“Applicable Date” has the meaning set forth in Section 4.5(a).

“Approval Applications” has the meaning set forth in Section 5.3(c).

“ASX Listing Rules” means the Listing Rules of the Australian Securities Exchange, except as waived or modified in respect of Genworth Australia.

“Australia Reports” means all forms, statements, certifications, reports and documents filed or furnished by Genworth Australia or any of its Subsidiaries with the Australian Securities and Investments Commission or the Australian Securities Exchange pursuant to the Australian Securities Laws, and those forms, statements, certifications, reports and documents filed or furnished subsequent to the date of this Agreement, including any amendments thereto.

“Australian Agreements” means: (i) the master agreement, dated April 23, 2014, between the Company and Genworth Australia; (ii) the shareholder agreement, dated May 21, 2014, among the Company, Genworth Australia and other parties thereto; (iii) the shared services agreement, dated May 21, 2014, among the Company, Genworth Australia and other parties thereto; (iv) the IT services agreement, dated May 21, 2014, among the Company, Genworth Australia and other parties thereto; (v) the intellectual property cross license agreement, dated May 21, 2014, between the Company and Genworth Australia; and (vi) the trade-mark license agreement, dated May 21, 2014, between Genworth Holdings, Inc. and Genworth Australia; and each of their respective ancillary agreements, in each case, as amended and supplemented form time to time in accordance with their terms.

“Australian Securities Laws” means the Australian Corporations Act 2001 (Cth) and the ASX Listing Rules, each as amended.

“Australian Subsidiary” means a Subsidiary of the Company that is a tax resident of Australia.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.3(a).

“Biographical Affidavits” has the meaning set forth in Section 5.3(c).

“Book-Entry Shares” has the meaning set forth in Section 3.1(a).

“Broker-Dealer Activities” means activities by a Person that would require such Person to register with the SEC as a broker or dealer under the Exchange Act, except activities conducted pursuant to an exemption from such registration.

“Burdensome Condition” has the meaning set forth in Section 6.5(b).

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York or Beijing, China.

“By-Laws” has the meaning set forth in Section 2.1.

“Canada Reports” has the meaning set forth in Section 4.5(d).

“Canadian Agreements” means: (i) the master agreement dated July 7, 2009 among the Company, Genworth Canada, Genworth Financial Mortgage Insurance Company Canada and Genworth Financial International Holdings, LLC, and (ii) the shareholder agreement, dated July 7, 2009, among the Company, Genworth Canada, Genworth Holdings, Inc., Genworth Financial International Holdings, LLC, Genworth Mortgage Insurance Corporation and Genworth Mortgage Insurance Corporation of North Carolina, and each of their respective ancillary agreements, in each case, as amended and supplemented from time to time in accordance with their terms.

“Canadian Securities Authority” means the applicable securities commission or securities regulatory authority of a province or territory of Canada.

“Canadian Securities Laws” means the Ontario Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada.

“Capital Support” means any capital contribution or entering into or providing any indemnity agreement, support agreement, statement of support, bond, guarantee, letter of credit, keep well, or capital maintenance agreement or arrangement to maintain, among other things, a minimum risk-based capital level, net assets or equity level or rating with respect to, or in connection with, the Company or any of its Subsidiaries.

“Capitalization Date” has the meaning set forth in Section 4.2(a).

“Ceded Reinsurance Contracts” has the meaning set forth in Section 4.21(a).

“Certificate” has the meaning set forth in Section 3.1(a).

“CFIUS” means the Committee on Foreign Investment in the United States.

“Change of Recommendation” has the meaning set forth in Section 6.2(c)(i).

“Change of Recommendation Notice Period” has the meaning set forth in Section 6.2(d).

“Charter” has the meaning set forth in Section 2.1.

“Class B Common Stock” has the meaning set forth in Section 4.2(a).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 3.2(g).

“Company” has the meaning set forth in the Preamble.

“Company 2018 Notes” means the outstanding 6.515% Senior Notes of the Company due 2018.

“Company Approvals” has the meaning set forth in Section 4.4(a).

“Company Awards” has the meaning set forth in Section 3.3(d).

“Company Board” has the meaning set forth in the Recitals.

“Company Broker-Dealer” means Capital Brokerage Corporation.

“Company Compensation Committee” has the meaning set forth in Section 3.3(c).

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Equity Awards” has the meaning set forth in Section 3.3(e).

“Company Group” has the meaning set forth in Section 8.5(e).

“Company Hedging Policies” means the hedging policies of the Company and its Subsidiaries set forth in Section 4.22(c) of the Company Disclosure Letter.

“Company Intellectual Property” has the meaning set forth in Section 4.16(b).

“Company Material Adverse Effect” means (x) any material adverse effect on the financial condition; properties, assets and liabilities (considered together); business; or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) any Effect that prevents or materially delays or impairs the ability of the Company to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement; provided, however, that, in the case of clause (x) above, none of the following, and no facts, events, changes, developments, circumstances or effects (each, an “Effect”) arising out of the following, shall constitute or be taken into account in determining whether there has been a “Company Material Adverse Effect”:

(A) changes in conditions in the economy generally or credit, securities, financial or other capital markets generally in the United States or elsewhere;

(B) geopolitical conditions, the outbreak of any acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), armed hostilities, sabotage or terrorism;

(C) any volcano, tsunami, pandemic, epidemic, hurricane, tornado, windstorm, flood, earthquake or other natural disaster;

(D) changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate;

(E) changes in any applicable accounting principles (including changes in GAAP, SAP, accounting principles applicable to any of the Specified Entities and accounting pronouncements by the SEC, the National Association of Insurance Commissioners and the Financial Accounting Standards Board) or any statute, rule, regulation or other Law, or the rules and requirements of the National Association of Insurance Commissioners, or the enforcement or interpretation of any of the foregoing, after the date of this Agreement;

(F) any change or announcement of a potential change in the credit, financial strength or claims paying ratings of the Company or any of its Subsidiaries or any of their respective businesses; provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect (not otherwise excepted under this definition) underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

(G) any failure by the Company to meet any forecasts, estimates or representations of revenues, premiums, expenses, earnings or other financial performance or results of operations for any period prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect (not otherwise excepted under this definition) underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

(H) the announcement of the transactions contemplated by this Agreement or the identity of or facts relating to Parent or any of its Affiliates, including any loss of, or adverse change in, the relationship, contractual or otherwise, of the Company or any of the Company’s Subsidiaries with its customers, policyholders, reinsurers, producers, lenders, employees, agents or suppliers (provided that this clause (H) shall not apply if any representation or warranty set forth in Section 4.4 is not true and correct, and such representation and warranty relates to the consequences arising out of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby);

(I) any action expressly required to be taken pursuant to this Agreement (other than the obligation of the Company to conduct its operations in the Ordinary Course of Business pursuant to Section 6.1(a)), or taken or omitted to be taken at Parent’s written request or with Parent’s written consent; and

(J) the suspension of trading in securities of the Company on NYSE or any publicly traded securities of the Specified Entities on the Toronto Stock Exchange or the Australian Securities Exchange, as applicable, or a decline in the price, or change in the trading volume, of any such securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect (not otherwise excepted under this definition) underlying such suspension or decline has resulted in, or contributed to, a Company Material Adverse Effect;

(K) any item set forth on Section 10.2 of the Company Disclosure Letter;

provided, further, in the cases of clauses (A)-(E), that such Effect does not disproportionately adversely affect the Company and its Subsidiaries compared to other companies engaged in the industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate adverse impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Option” has the meaning set forth in Section 3.3(a).

“Company Plan” has the meaning set forth in Section 4.8(a).

“Company PSU” has the meaning set forth in Section 3.3(c).

“Company Ratings Event” means the change or the public announcement of a change in the financial strength rating assigned to Genworth Mortgage Insurance Corporation to below “BB (negative outlook)” by Standard & Poor’s Corporation that is primarily and directly attributable to (x) the actions or inactions of the Company, its Affiliates or their respective Representatives that does not relate to an Excluded Effect, or (y) an adverse change in the condition (financial or otherwise) of Genworth Mortgage Insurance Corporation and its businesses not resulting from or arising out of an Excluded Effect; provided, however, no downgrade arising out of or resulting primarily from the following clauses (A) through (H) below (each, an “Excluded Effect”) shall constitute or be taken into account in determining whether there has been a “Company Ratings Event”:

(A) changes in conditions in the economy generally or credit, securities, financial or other capital markets generally in the United States or elsewhere;

(B) geopolitical conditions, the outbreak of any acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), armed hostilities, sabotage or terrorism;

(C) any volcano, tsunami, pandemic, epidemic, hurricane, tornado, windstorm, flood, earthquake or other natural disaster;

(D) changes that are the result of factors generally affecting the industries in which Genworth Mortgage Insurance Corporation operates;

(E) changes in any applicable accounting principles (including changes in GAAP, SAP, accounting principles applicable to any of the Specified Entities and accounting pronouncements by the SEC, the National Association of Insurance Commissioners and the Financial Accounting Standards Board) or any statute, rule, regulation or other Law, or the rules and requirements of the National Association of Insurance Commissioners, or the enforcement or interpretation of any of the foregoing, after the date of this Agreement;

(F) the identity of or facts relating to Parent or any of its Affiliates, including any loss of, or adverse change in, the relationship, contractual or otherwise, of the Company or any of the Company’s Subsidiaries with its customers, policyholders, reinsurers, producers, lenders, employees, agents or suppliers (provided that this clause (F) shall not apply if any representation or warranty set forth in Section 4.4 is not true and correct, and such representation and warranty relates to the consequences arising out of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby);

(G) the suspension of trading in securities of the Company on NYSE or any publicly traded securities of the Specified Entities on the Toronto Stock Exchange or the Australian Securities Exchange, as applicable, or a decline in the price, or change in the trading volume, of any such securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any effect (not otherwise excepted under this definition) underlying such suspension or decline has resulted in, or contributed to, a Company Ratings Event; and

(H) any item disclosed in any publicly available Company Reports filed since December 31, 2014 (and publicly filed at least two days prior to the date hereof), excluding any disclosures set forth in the section titled “risk factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature;

provided, further, in the case of clauses (A)-(E), that such event does not disproportionately adversely affect Genworth Mortgage Insurance Corporation compared to other companies engaged in the industries in which Genworth Mortgage Insurance Corporation operates (in the case where such event does disproportionally adversely affect Genworth Mortgage Insurance Corporation, only the downgrade arising out of or resulting from the incremental disproportionate adverse impact or impacts may be taken into account in determining whether there has been a Company Ratings Event).

“Company Recommendation” has the meaning set forth in Section 4.3(b).

“Company Reports” has the meaning set forth in Section 4.5(a).

“Company RSU” has the meaning set forth in Section 3.3(b).

“Company SAP Statements” has the meaning set forth in Section 4.19(b).

“Company Software” has the meaning set forth in Section 4.16(i).

“Company Statements” has the meaning set forth in Section 4.19(a).

“Company Termination Fee” has the meaning set forth in Section 8.5(b).

“Completion of CFIUS Process” means that any of the following shall have occurred:

(A) the Company and Parent shall have received written notice from CFIUS that review under Section 721 has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Merger and the other transactions contemplated by this Agreement, and has informed the parties that action under Section 721 has been concluded with respect to the Merger and the other transactions contemplated by this Agreement;

(B) the Company and Parent shall have received written notice from CFIUS that the Merger and the other transactions contemplated by this Agreement are not a “covered transaction” pursuant to Section 721 and are not subject to review under Section 721; or

(C) CFIUS shall have sent a report to the President of the United States requesting the President’s decision on the Joint Notice and either (i) the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Merger or the other transactions contemplated by this Agreement shall have expired without any such action being threatened, announced or taken, or (ii) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the Merger or the other transactions contemplated by this Agreement.

“Confidentiality Agreements” has the meaning set forth in Section 9.7.

“Continuing Employees” has the meaning set forth in Section 6.9(a).

“Contract” has the meaning set forth in Section 4.4(b).

“Controlled Group Liability” has the meaning set forth in Section 4.8(f).

“Copyrights” has the meaning set forth in the definition of Intellectual Property.

“Costs” has the meaning set forth in Section 6.11(a).

“D&O Insurance” has the meaning set forth in Section 6.11(b).

“Delaware Certificate of Merger” has the meaning set forth in Section 1.3.

“DGCL” has the meaning set forth in Section 1.1.

“Disclosure Letter” has the meaning set forth in Section 9.12(c).

“Dissenting Shares” has the meaning set forth in Section 3.2(f).

“Dissenting Stockholders” has the meaning set forth in Section 3.1(a).

“DRAA” has the meaning set forth in Section 9.5(b).

“Effect” has the meaning set forth in the definition of Company Material Adverse Effect.

“Effective Time” has the meaning set forth in Section 1.3.

“End Date” has the meaning set forth in Section 8.2(a).

“Environmental Law” means any Law relating to: (A) the protection of health, safety or the environment; (B) the handling, use, presence, disposal, release or threatened release of, or exposure to any Hazardous Substance; or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Equity Commitment Letter” has the meaning set forth in the Recitals.

“Equity Financing” has the meaning set forth in Section 5.7(a).

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“ERISA Plans” has the meaning set forth in Section 4.8(a).

“Escrow Account” has the meaning ascribed to such term in the Parent Escrow Agreement.

“Escrow Agent” means Citibank, N.A.

“Escrow Deposit Agreement” has the meaning set forth in Section 6.15(a).

“Escrow Deposit Notice” has the meaning set forth in Section 6.15(b).

“Exchange Act” has the meaning set forth in Section 4.4(a).

“Exchange Fund” has the meaning set forth in Section 3.2(a).

“Excluded Effect” has the meaning set forth in the definition of “Company Ratings Event.”

“Excluded Share” has the meaning set forth in Section 3.1(a).

“Fairness Opinions” has the meaning set forth in Section 4.30.

“FINRA” has the meaning set forth in Section 4.4(a).

“FINRA Rules” has the meaning set forth in Section 4.25(b).

“Foreign Government” means a “foreign government,” as defined in 31 C.F.R. § 800.213.

“Fundamental Documents” means: (i) in the case of a corporation incorporated in the United States, its certificate of incorporation (or analogous document) and by-laws; (ii) in the case of a limited liability company formed in the United States, its certificate of formation (or analogous document) and operating agreement or limited liability company agreement; or (iii) in the case of a Person other than a corporation incorporated in the United States or a limited liability company formed in the United States, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.

“GAAP” has the meaning set forth in Section 4.5(b).

“Genworth Australia” means Genworth Mortgage Insurance Australia Limited

“Genworth Canada” means Genworth MI Canada Inc.

“Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, commission, body, court, other legislative, executive or judicial governmental entity or semi-governmental or self-regulatory organization. For the avoidance of doubt, any Insurance Regulator will be deemed a Governmental Entity.

“GS Fairness Opinion” has the meaning set forth in Section 4.30.

“Hazardous Substance” means any substance that is listed, classified or regulated pursuant to any Environmental Law including any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon.

“HSR Act” has the meaning set forth in Section 4.4(a).

“IFRS” means the International Financial Reporting Standards, and the interpretations thereto, as adopted by the International Accounting Standards Board.

“Indebtedness” means all (i) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (ii) obligations of the Company or any of its Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (iii) obligations of the Company or any of its Subsidiaries under capitalized leases, (iv) amounts owing as deferred purchase price for the purchase of any property (excluding accounts payable incurred in the Ordinary Course of Business), and (v) obligations of the Company or any of its Subsidiaries to guarantee (other than clearing house guarantees) any of the foregoing types of payment obligations on behalf of any Person other than the Company or any of its Subsidiaries.

“Indemnified Parties” has the meaning set forth in Section 6.11(a).

“Insurance Contract” means any insurance policy or Contract, or any annuity Contract or certificate, whether or not registered under the Securities Act, in each case, together with all policies, binders, slips, certificates, participation agreements, applications, supplements, endorsements, riders and ancillary agreements in connection therewith that are issued by the Insurance Subsidiaries prior to the Effective Time.

“Insurance Laws” has the meaning set forth in Section 4.19(b).

“Insurance Policies” has the meaning set forth in Section 4.17.

“Insurance Regulator” means, with respect to any jurisdiction, the Governmental Entity charged with the supervision of an Insurance Subsidiary in such jurisdiction. For the avoidance of doubt, “Insurance Regulator” shall also include any applicable semi-governmental or self-regulatory organization, including without limitation, Fannie Mae and Freddie Mac, supervisory colleges, the Council of Lloyd’s and any related body.

“Insurance Subsidiaries” has the meaning set forth in Section 4.19(a).

“Intellectual Property” means all (i) registered trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, “Trademarks”), (ii) all patents (including utility models), registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part, provisional applications and renewal applications, and including renewals, extensions and reissues (collectively, “Patents”), (iii) confidential information, trade secrets, know-how, processes, schematics, business methods, formulae, drawings, prototypes, models, designs, inventions (whether patentable or not), invention disclosures, improvements, customer lists and supplier lists, and other proprietary information (collectively, “Trade Secrets”), and (iv) all registered copyrights, moral rights, and all applications, registrations, and renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”).

“Intervening Event” means a material Effect with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case taken as a whole, that (a) is neither known by, nor reasonably foreseeable (with respect to substance or timing) by the Company Board as of or prior to the date of this Agreement and (b) first occurs, arises or becomes known to the Company Board after the date of this Agreement and on or prior to the date of the Requisite Company Vote; provided that (i) any Effect that involves or relates to an Acquisition Proposal or a Superior Proposal, (ii) any Effect that results from the announcement and consummation of the Merger, (iii) the fact that the Company meets or exceeds any internal or analysts’ expectations or projections, (iv) any changes after the date hereof in the market price or trading volume of the Shares, or (v) any Effect set forth in Section 10.1 of the Parent Disclosure Letter, individually or in the aggregate, will not be deemed to constitute an Intervening Event.

“Investor” has the meaning set forth in the Preamble.

“Investment Assets” has the meaning set forth in Section 4.22(a).

“Investment Guidelines” has the meaning set forth in Section 4.22(a).

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation.

“Joint Notice” has the meaning set forth in Section 6.5(a)(i).

“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals listed in Section 10.3 of the Company Disclosure Letter and (b) when used with respect to Parent, the actual knowledge of the individuals listed in Section 10.2 of the Parent Disclosure Letter, in each case in the foregoing (a) and (b), after making due inquiry of direct reports with respect to the particular matter in question.

“Latest Company Report” means the Company’s annual report filed with the SEC pursuant to the Exchange Act on Form 10-K for the fiscal year ending on December 31, 2015, together with exhibits (including those incorporated by reference).

“Laws” has the meaning set forth in Section 4.9(a).

“Lazard Fairness Opinion” has the meaning set forth in Section 4.30.

“Licenses” has the meaning set forth in Section 4.9(b).

“Lien” means any mortgage, lien, pledge, charge, security interest, easement, covenant, claim or other restriction or title matter or encumbrance of any kind in respect of any asset, properties or rights.

“March 4 Confidentiality Agreement” has the meaning set forth in Section 9.7.

“Material Contract” has the meaning set forth in Section 4.10(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Milliman” means Milliman, Inc.

“Mortgage Insurance Subsidiary” means each of Genworth Mortgage Insurance Corporation, Genworth Mortgage Insurance Corporation of North Carolina, Genworth Mortgage Reinsurance Corporation, Genworth Financial Mortgage Insurance Company Canada, Genworth Financial Mortgage Indemnity Limited and Genworth Financial Mortgage Insurance Pty Ltd and all other Subsidiaries of the Company that write mortgage insurance policies (other than reinsurance) in the United States, Canada or Australia.

“Non-U.S. Company Plan” has the meaning set forth in Section 4.8(a).

“NYSE” has the meaning set forth in Section 4.4(a).

“OFAC” shall mean the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Ontario Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“Open Source Code” means any Software that was or is distributed pursuant to any license identified as an open source license by, or any Software code that conforms with the Open Source Definition of, the Open Source Initiative (www.opensource.org).

“Order” means any order, final award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination or verdict, whether civil, criminal or administrative, entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to the Company and its Subsidiaries, the ordinary course of business of such Person, consistent with past practice in light of the Company’s previously announced initiatives to: (i) restructure the U.S. life insurance business; (ii) suspend sales of traditional life insurance and fixed annuity products after the first quarter of 2016; (iii) reduce operational expense levels but incur increased expenses in connection with such initiatives; (iv) repatriate existing business from Brookfield Life and Annuity Insurance Company Limited to U.S. life insurance Subsidiaries; and (v) separate and potentially isolate the long-term care insurance business from the Company’s other businesses.

For the avoidance of doubt, the matters set forth in Section 10.3 of the Parent Disclosure Letter will not be considered to be in the Ordinary Course of Business of the Company or its Subsidiaries.

“Owned Real Property” has the meaning set forth in Section 4.11(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 5.3(a).

“Parent Arrangements” has the meaning set forth in Section 4.8(h).

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent Escrow Agreement” means the escrow agreement dated October 21, 2016, among Parent, the Company and the Escrow Agent, pursuant to which Parent will cause to be deposited an amount of cash equal to the Parent Termination Fee with the Escrow Agent as collateral and security for payment of the Parent Termination Fee and any interest or expenses relating to the Parent Termination Fee, and any damages, judgment, decision or award (including any arbitration award) that may become due by Parent or its Affiliates in connection with this Agreement and the transactions contemplated hereby (which, for this purpose only, shall exclude the U.S. Life Restructuring).

“Parent Escrow Amount” has the meaning set forth in Section 6.15(b).

“Parent General Holding Company” has the meaning set forth in the Recitals.

“Parent Group” has the meaning set forth in Section 8.5(e).

“Parent Holding Company” means Tohigh Holdings Co., Ltd., a limited liability company incorporated in the PRC.

“Parent Intermediate Holding Company” means Oceanwide Group Co., Ltd., a limited liability company incorporated in the PRC.

“Parent Material Adverse Effect” means any change, event or effect that prevents or materially delays or impairs the ability of Parent or Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.

“Parent Termination Fee” has the meaning set forth in Section 8.5(c).

“Patents” has the meaning set forth in the definition of Intellectual Property.

“Paying Agent” has the meaning set forth in Section 3.2(a).

“Per Share Merger Consideration” has the meaning set forth in Section 3.1(a).

“Permitted Accounting Practice” has the meaning set forth in Section 4.19(c).

“Permitted Lien” means, with respect to any asset, properties or rights, any (a) specified Liens described in Section 10.4 of the Company Disclosure Letter, (b) Liens for current Taxes or other governmental charges not yet due and payable, (c) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Company, or the validity or amount of which is being contested in good faith by appropriate Proceedings and are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Company Reports, (d) other encumbrances that do not, individually or in the aggregate, materially impair or interfere with the continued use, operation, value or marketability of the assets, properties or rights affected thereby or the conduct of the business of the Company and its Subsidiaries as presently conducted, (e) if related to real property, restrictions or exclusions which would be shown by a current title report or other similar report, (f) if related to real property, any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection, (g) Liens with respect to any collateral pledged in connection with any reinsurance transaction in the Ordinary Course of Business, (h) Liens created in connection with any repurchase or reverse repurchase agreement or any hedging or securities lending transaction, in each case in the Ordinary Course of Business and (i) Liens related to deposits required by any Insurance Regulator in the Ordinary Course of Business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personally Identifiable Information” means (i) any personal information (including any private, health or financial information) that alone or in combination with other information held by the Company or its Subsidiaries can be used to specifically identify an individual Person; (ii) any personal information that is prohibited from public disclosure under any applicable privacy Laws; or (iii) any personal financial information of any individual that is a Potential Controller or Affiliate of Parent, or any immediate family member of such Person. Notwithstanding the foregoing, “Personally Identifiable Information” does not include the names and business addresses of any Potential Controllers.

“PMIERs” means Private Mortgage Insurer Eligibility Requirements issued by Fannie Mae and Freddie Mac, as such requirements may be amended from time to time.

“Potential Controllers” means (i) all Persons (including any group of Persons acting in concert) that, upon and immediately following the Closing, directly or indirectly could be deemed to “control”, or exercise significant influence over the management of the Company and each of its Subsidiaries, within the meaning of any applicable Laws, (ii) all Persons (including any group of Persons acting in concert) directly or indirectly holding or having beneficial ownership of 10% or more of the shares, membership interests, partnership interests or voting power (including shares, membership interests, partnership interests or voting power deemed to be held) of Parent Holding Company, Parent Intermediate Holding Company, Parent General Holding Company, Public Parent, Parent or Wuhan as of the date hereof and (iii) all Persons (including any group of Persons acting in concert) that will directly or indirectly hold or have beneficial ownership of 10% or more of the shares, membership interests, partnership interests or voting power (including shares, membership interests, partnership interests or voting power deemed to be held) in Parent Holding Company, Parent Intermediate Holding Company, Parent General Holding Company, Public Parent, Parent or Wuhan immediately prior to, upon and immediately after the Closing.

“PRC” means the People’s Republic of China, excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Governmental Entity” has the meaning set forth in Section 6.5(a).

“PRC Regulatory Approvals” means the filings and approvals with or by PRC Governmental Entities with respect to the transactions contemplated by this Agreement, including (i) the filings with, confirmation from and/or approvals of National Development and Reform Commission of the PRC or its competent local counterparts with respect to and/or in connection with the transactions contemplated by this Agreement and relevant application report relating to such transactions, (ii) the filings with and overseas investment certificate/filing forms issued by Ministry of Commerce of the PRC or its competent local counterparts with respect to and/or in connection with the transactions contemplated by this Agreement, and (iii) State Administration of Foreign Exchange of the PRC’s or its competent local counterparts’ registration and/or approvals in connection with the transactions contemplated by this Agreement, including registration and/or approvals for conversion of RMB funds into U.S. dollar funds and transfer out of the PRC of U.S. dollar funds to Merger Sub, to the Paying Agent’s account or to the holders of Shares or other interests, or to the Company pursuant to Section 6.16, in each case pursuant to or in connection with this Agreement.

“Preferred Stock” has the meaning set forth in Section 4.2(a).

“Proceeding” has the meaning set forth in Section 4.7(b).

“Proxy Statement” has the meaning set forth in Section 4.31.

“Public Parent” means Oceanwide Holdings Co., Ltd., a SZSE listed company limited by shares incorporated in the PRC.

“PWC” means PricewaterhouseCoopers.

“Registered Intellectual Property” means any and all of the following, as they exist throughout the world: (a) Patents, including applications therefor; (b) registered Trademarks, applications to register Trademarks, including intent-to-use applications and internet domain names; (c) Copyright registrations and applications to register Copyrights; and (d) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Governmental Entity at any time.

“Regulatory Agreement” means any written agreement, consent agreement, memorandum of understanding, commitment letter or similar undertaking between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand.

“Reinsurance Contract” has the meaning set forth in Section 4.21(a).

“Representatives” has the meaning set forth in Section 6.2(a).

“Requisite Company Vote” has the meaning set forth in Section 4.3(a).

“Reserve Financing Contracts” has the meaning set forth in Section 4.23(a).

“Rules” has the meaning set forth in Section 9.5(b).

“Sanctioned Country” shall mean a country or region that is the subject or target of a comprehensive sanctions program administered by OFAC and available at https://www.treasury.gov/resource-center/sanctions/Programs/Pages/Programs.aspx, or as otherwise published from time to time, including, as of the date of this agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria.

“Sanctioned Person” shall mean (i) a Person named on the list of “Specially Designated Nationals and Blocked Persons” maintained by OFAC and available at https://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx, or as otherwise published from time to time, or (ii) (A) an agency of the government of a Sanctioned Country, (B) an organization controlled by a Sanctioned Country, or (C) a Person resident in a Sanctioned Country, in which case, the agency, organization or person referenced in (ii)(A)-(C) is the subject or target of a sanctions program administered by OFAC.

“SAP” means, as to any Insurance Subsidiary, the statutory accounting practices and procedures prescribed or permitted by the applicable Insurance Regulator in the jurisdiction in which the Insurance Subsidiary is domiciled (including, for the avoidance of doubt, any jurisdiction outside of the United States in which any such Insurance Subsidiary has been organized, formed or incorporated), consistently applied by such Insurance Subsidiary.

“SEC” has the meaning set forth in Article IV.

“Section 721” has the meaning set forth in Section 6.5(a).

“Securities Act” has the meaning set forth in Section 4.5(a).

“Separate Accounts” means the separate accounts maintained by the Insurance Subsidiaries that are utilized in connection with their respective Insurance Contracts.

“September 9 Confidentiality Agreement” has the meaning set forth in Section 9.7.

“Shares” has the meaning set forth in Section 3.1(a).

“Significant Subsidiary” means each of the Subsidiaries identified on Section 10.5 of the Company Disclosure Letter.

“Software” means any and all (a) computer programs and other software, including software implementations of algorithms, models and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof, together with input and output formats, (b) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections (whether machine readable or otherwise), (c) command structures, report formats, templates, menus, buttons and icons, (d) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing, and (e) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Solvent” means with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s liabilities on a consolidated basis (including contingent liabilities) is less than the sum of such Person’s assets on a consolidated basis, (b) such Person is not engaged or about to engage in a business or transaction contemplated as of the date hereof for which such Person has, on a consolidated basis, unreasonably small capital, and (c) such Person has not incurred and does not intend to incur, or reasonably believes that it will incur, debts beyond its ability to pay such debts as they become absolute and mature in the ordinary course of business. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents a reasonable estimate of the amount that would reasonably be expected to become an actual and matured liability.

“Specified Entities” means, collectively, Genworth Australia and its Subsidiaries and Genworth Canada and its Subsidiaries.

“Specified Information” means any of the information identified on Section 10.4 of the Parent Disclosure Letter.

“Specified Investment Securities” has the meaning set forth in Section 4.2(c).

“Stock Plans” has the meaning set forth in Section 4.2(a).

“Stockholders Meeting” has the meaning set forth in Section 6.4.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries; provided that the following rules of interpretation shall be applied with respect to the use of the term “Subsidiary” or “Subsidiaries”: (i) when used in the representations and warranties of the parties hereto contained in this Agreement, with respect to any Subsidiary of the Company that is not wholly owned, the representation or warranty shall be made solely to the Company’s Knowledge; and (ii) whenever this Agreement obligates any Subsidiary to take or not to take, or requires that the Company cause any Subsidiary to take, or not to take, any action, such covenant shall be satisfied with respect to any Subsidiary of the Company that is not wholly owned, upon the Company’s request of such Subsidiary to take, or not to take, as the case may be, such action;

provided, that in the event the Company or any of its Subsidiaries has, in its capacity as a shareholder of any Specified Entity, an applicable contractual veto or approval right under the Canadian Agreements or Australian Agreements, the Company and its Subsidiaries, as applicable, will exercise such contractual veto or approval right in a manner consistent with the covenants contained in this Agreement with respect to the Specified Entities; provided, further, that nothing contained in this Agreement shall be construed or is intended to: (x) require any director of a Specified Entity to take any action that would be inconsistent with his or her fiduciary duties under applicable Law; (y) require the Company to exercise any voting rights attaching to any of the voting shares of Genworth Australia; or (z) give Parent or Merger Sub the power to exercise (or control the exercise of) a right to vote attached to any of the shares in Genworth Australia or the power to dispose of (or control the exercise of) a power to dispose of, any of the shares in Genworth Australia.

“Summarized Material Contract” has the meaning set forth in Section 4.10(a).

“Superior Proposal” has the meaning set forth in Section 6.2(b).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“SZSE” means Shenzhen Stock Exchange.

“Takeover Statute” has the meaning set forth in Section 4.12.

“Tax” (including, with correlative meaning, “Taxes”) means all federal, state, provincial, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp or stamp duty, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, goods and services, escheat, unclaimed property, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Act” has the meaning set forth in Section 4.14.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

“Third Party” has the meaning set forth in Section 6.2(b).

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Trademarks” has the meaning set forth in the definition of Intellectual Property.

“Tribunal” has the meaning set forth in Section 9.5(b)(i).

“Unstacking” has the meaning set forth in Annex A.

“U.S. Life Restructuring” means a series of related inter-company reorganization transactions that the Company and certain of its Subsidiaries have either completed or plan to pursue as of the date of this Agreement, as set forth in detail in Annex A

“willful or intentional breach” has the meaning set forth in Section 8.5(f).

“Wuhan” has the meaning set forth in the Recitals.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

GENWORTH FINANCIAL, INC.

By:	/s/ Thomas J. McInerney
Name: Thomas J. McInerney
Title: President and Chief Executive Officer

ASIA PACIFIC GLOBAL CAPITAL CO., LTD.

By:	/s/ Zhiqiang Lu
Name: Zhiqiang Lu
Title: Chairman

ASIA PACIFIC GLOBAL CAPITAL USA CORPORATION

By:	/s/ Xiaoxia Zhao
Name: Xiaoxia Zhao
Title: President

[Signature Page to Merger Agreement]

EXHIBIT A

CERTIFICATE OF INCORPORATION

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CERTIFICATE OF INCORPORATION

OF

GENWORTH FINANCIAL, INC.

ARTICLE I

The name of the corporation is Genworth Financial, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, County of Kent, Delaware, 19904. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 5,000 shares of capital stock all of which shall be designated “Common Stock” and have a par value of $0.00001 per share.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

(A)    A director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the (the “DGCL”), as the same exists or may hereafter be amended. Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

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(B)    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation, or has or had agreed to become a director of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a limited liability company, partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Clause (D) of this Article VII, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

(C)    The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VII or otherwise.

(D)    If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article VII is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(E)    The rights conferred on any Covered Person by this Article VII shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.

(F)    Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(G)    This Article VII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

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EXHIBIT B

BY-LAWS

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BYLAWS

OF

GENWORTH FINANCIAL, INC.

ARTICLE I

CORPORATE OFFICES

1.1    Registered Office.

The registered office of the Corporation shall be in the City of Dover, County of Kent, State of Delaware. The name of the registered agent of the Corporation at such location is National Registered Agents, Inc.

1.2    Other Offices.

The Board of Directors may at any time establish other offices at any place or places where the Corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1    Annual Meetings.

The annual meeting of stockholders shall be held on such date, time and place as may be designated by resolution of the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting may be held solely by means of remote communication, as permitted by Section 211 of the Delaware General Corporation Law (“DGCL”). At such meetings, directors shall be elected and any other proper business may be transacted.

2.2    Special Meetings.

Special meetings of the stockholders, other than those required by statute, may be called at any time by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board of Directors (as defined below), the Chairman of the Board of Directors, or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. For purposes of these Bylaws, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The Board of Directors may postpone or reschedule any previously-scheduled special meeting.

2.3    Notice of Stockholders’ Meetings.

(a)    Notice of the place, if any, date and time of all meetings of stockholders, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than 10 nor

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more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law or the Certificate of Incorporation. Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the DGCL. An affidavit of the secretary or an assistant secretary or of the transfer agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(b)    When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

2.4    Quorum.

(a)    At any meeting of the stockholders, the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, except as otherwise provided by the DGCL or by the Certificate of Incorporation. Where a separate vote by a class or classes or series is required, a majority of the shares of such class or classes or series present in person or by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

(b)    If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, if any, date or time.

2.5    Organization; Conduct of Business.

(a)    The Chairman of the Board of Directors, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

(b)    The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The chairman shall have the power to adjourn the meeting to another place, if any, date and time. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

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2.6    Proxies and Voting.

(a)    At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile communication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(b)    The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

(c)    All elections of directors shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively. No stockholder shall be entitled to cumulate votes for any candidate unless such candidate’s name has been placed in nomination before the voting and at least one stockholder has given notice at the meeting before the voting of such stockholder’s intention to cumulate votes.

(d)    Unless otherwise provided in the Certificate of Incorporation, all voting on the election of directors shall be by written ballot. Voting on other matters may be by voice vote, except if otherwise required by law or by the Certificate of Incorporation; provided, however, that a vote by written ballot shall be taken if the chairman of the meeting so elects or if so demanded by a stockholder.

(e)    The requirement, if any, of a written ballot may be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxyholder.

2.7    Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL or of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to

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the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the Certificate of Incorporation or these Bylaws.

2.8    Stockholder Action By Written Consent Without A Meeting.

(a)    Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (i) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (ii) delivered to the Corporation in accordance with Section 228(a) of the DGCL.

(b)    Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days after the date the earliest dated consent is delivered to the Corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner prescribed in this Section 2.8. An electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the DGCL.

(c)    Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(d)    Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the DGCL.

2.9    Record Date For Stockholder Notice; Voting; Giving Consents.

(a)    In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful

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action, the Board of Directors may fix a record date, which record date may not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which (i) with respect to a stockholder meeting, shall not be less than 10 nor more than 60 days before the date of such meeting, (ii) with respect to a consent to corporate action without a meeting, shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors or (iii) with respect to any other action, shall not be more than 60 days before such other action.

(b)    If the Board of Directors does not so fix a record date:

1.    The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

2.    The record date for determining stockholders entitled to consent to corporate action in writing without a meeting (i) when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the Corporation by a stockholder of record as of the close of business on the prior business day and (ii) when prior action by the Board of Directors is required, shall be the close of business on the day the Board of Directors adopts the resolution taking such prior action.

3.    The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c)    A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE III

DIRECTORS

3.1    Number Of Directors.

(a)    Upon the adoption of these Bylaws, the number of directors constituting the Whole Board shall be not less than one or more than [●]. The exact number of directors shall be [●] until changed, within the limits specified herein.

(b)    Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, this number may be changed from time to time by a resolution adopted by a majority of the Whole Board. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

3.2    Election And Term Of Office Of Directors.

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Except as provided in Section 3.3 of these Bylaws, and unless otherwise provided in the Certificate of Incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected or until his or her earlier resignation or removal.

3.3    Director Resignations; Newly Created Directors And Vacancies.

(a)    Any director may resign at any time upon written notice to the attention of the secretary of the Corporation or, if there is no secretary in office, then to the attention of any other corporate officer or to the Board of Directors as a whole. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

(b)    Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, removal from office or other cause shall, unless otherwise required by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall serve for a term expiring at the next annual meeting of stockholders or until such director’s successor shall have been duly elected.

(c)    Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

(d)    If any vacancy or newly created directorship has not been filled by director action as provided above, it may be filled by vote of the stockholders entitled to vote on such director, at an annual or special meeting of stockholders or by written consent of a majority of the stockholders so entitled to vote, subject to the other requirements set forth for stockholder voting at a meeting or by written consent set forth elsewhere in these Bylaws.

(e)    If at any time, by reason of death or resignation or other cause, the Corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the Certificate of Incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

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(f)    If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the Whole Board (as constituted immediately before any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

3.4    Participation In Meetings By Conference Telephone.

Members of the Board of Directors, or of any committee thereof, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.5    Regular Meetings.

Regular meetings of the Board of Directors may be held at such date, time and place as shall from time to time be determined by the Board.

3.6    Special Meetings.

(a)    Special meetings of the Board of Directors may be called by the Chairman of the Board or by a majority of the Whole Board, and shall be held at such place, date and time as he, she or they shall fix.

(b)    Notice of the place, date and time of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, charges prepaid, facsimile or electronic mail, addressed to each director at that director’s address as it is shown on the records of the Corporation. If the notice is mailed, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. If the notice is delivered personally, or by facsimile, electronic mail or telephone, it shall be delivered at least 24 hours before the time of the holding of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the Corporation. Any and all business may be transacted at a special meeting, unless otherwise indicated in the notice thereof.

3.7    Quorum.

(a)    At any meeting of the Board of Directors, a majority of the Whole Board shall constitute a quorum for all purposes, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation. If a quorum shall fail to attend any meeting, then a majority of the directors present may adjourn the meeting to another place, date or time, without further notice or waiver thereof.

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(b)    A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.8    Waiver Of Notice.

Whenever notice of a Board of Directors meeting is required to be given under any provision of the DGCL or of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice or any waiver by electronic transmission, unless so required by the Certificate of Incorporation or these Bylaws.

3.9    Conduct of Business; Board Action By Written Consent Without A Meeting.

(a)    At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided in these Bylaws or by law.

(b)    Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filings shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.10    Compensation Of Directors.

The Board of Directors shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors, or paid a stated salary or paid other compensation as director. No such compensation shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed compensation for attending committee meetings.

3.11    Approval Of Loans To Officers.

Subject to applicable law, including Section 13(k) of the Securities Exchange Act of 1934, the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiary, including any officer or

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employee who is a director of the Corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

3.12    Removal Of Directors.

Unless otherwise restricted by statute, by the Certificate of Incorporation or by these Bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

3.13    Chairman Of The Board Of Directors.

The Board of Directors, in its discretion, may appoint a chairman (who must be a director). The Chairman of the Board of Directors shall preside over meetings of the Board of Directors and shall consult and advise with the Board of Directors and committees thereof on the business and the affairs of the Company. The Chairman of the Board of Directors shall have the power to make and execute contracts and other instruments, including powers of attorney, on behalf of the Company and to delegate such power to others, and shall have such other duties as may be assigned by the Board of Directors.

ARTICLE IV

COMMITTEES

4.1    Committees Of Directors.

The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent members at any meeting of the committee. In the absence of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent member. Any Board committee may create one or more subcommittees, each subcommittee to consist of one or more members of such committee, and delegate to the subcommittee any or all of the powers and authority of the committee.

4.2    Committee Minutes.

Each committee shall keep regular minutes of its meetings and maintain them in the Corporation’s official minute book.

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4.3    Conduct of Business.

(a)    Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-half of the members shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(b)    The Board of Directors may adopt rules for the governance of any committee not inconsistent with these Bylaws.

ARTICLE V

OFFICERS

5.1    Officers.

The officers of the Corporation shall be a president, a secretary, and a chief financial officer. The Corporation may also have, at the discretion of the Board of Directors, a chief executive officer, one or more vice presidents, one or more assistant secretaries, a treasurer and one or more assistant treasurers, and any such other officers as may be appointed in accordance with these Bylaws. Any number of offices may be held by the same person.

5.2    Appointment Of Officers.

The officers of the Corporation, except such officers as may be appointed in accordance with Sections 5.3 or 5.5 of these Bylaws, shall be appointed by the Board of Directors.

5.3    Subordinate Officers.

The Board of Directors may appoint or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the Corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors or such other officer may from time to time determine. The Board of Directors may empower the chief executive officer or the president to define the authority and duties of such subordinate officers.

5.4    Removal And Resignation Of Officers.

(a)    Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in

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the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

(b)    Any officer may resign at any time by giving written notice to the secretary of the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice (unless the officer is removed before such later time); and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5    Vacancies In Offices.

Any vacancy occurring in any office of the Corporation shall be filled in the manner prescribed in these Bylaws for regular appointments to that office.

5.6    Chief Executive Officer.

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the board, if any, the chief executive officer of the Corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the Corporation. He or she shall have the general powers and duties of management usually vested in the office of chief executive officer of a Corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

5.7    President.

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the board, if there is one, or to the chief executive officer, if such an officer is appointed, the president shall be the principal executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and other officers of the Corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a Corporation and such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

5.8    Vice Presidents.

In the absence or disability of the chief executive officer and president, the vice presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively (in order of priority) by the Board of Directors, the chief executive officer or the president.

5.9    Secretary.

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(a)    The secretary shall keep or cause to be kept, at the principal executive office of the Corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors’ meetings or committee meetings, the number of shares present or represented at stockholders’ meetings and the proceedings thereof.

(b)    The secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at such other place as may be designated by the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

(c)    The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these Bylaws. He or she shall keep the seal of the Corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors, by custom or by these Bylaws.

5.10    Chief Financial Officer.

(a)    The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings, and shares.

(b)    The chief financial officer shall deposit all moneys and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the president, the chief executive officer, or the directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the Corporation, and shall have other powers and perform such other duties as may be prescribed by the Board of Directors, by custom or by these Bylaws.

5.11    Action With Respect to Securities Of Other Corporations.

Unless otherwise directed by the Board of Directors, the chief executive officer, the president or any officer of the Corporation authorized by the chief executive officer or the president is authorized to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which the Corporation may hold securities and otherwise to exercise any and all rights and powers which the Corporation may possess by reason of its ownership of securities in such other corporation.

5.12    Delegation of Authority.

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Notwithstanding any other provision in these Bylaws, the Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1    Indemnification Of Directors And Officers.

(a)    A director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists or may hereafter be amended. Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

(b)    Each person who was or is made a party to or is threatened to be made a party to, witness or other participant in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation, or has or had agreed to become a director of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a limited liability company, partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (an “Indemnitee”), whether the basis of the Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified by the Corporation to the fullest extent permitted by the DGCL or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide before such amendment), against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by Indemnitee in connection therewith. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3 of this Article VI, the Corporation shall be required to indemnify an Indemnitee in connection with a Proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such Proceeding (or part thereof) by the Indemnitee was authorized in the specific case by the Board of Directors.

6.2    Indemnification Of Others.

The Corporation shall have the power, to the maximum extent and in the manner permitted by the DGCL or other applicable state law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide before such amendment), to indemnify each of its employees and agents against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines,

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ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such employee or agent in connection therewith. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3 of this Article VI, the Corporation shall be required to indemnify such employee or agent in connection with a Proceeding (or part thereof) commenced by such employee or agent only if the commencement of such Proceeding (or part thereof) by such employee or agent was authorized in the specific case by the Board of Directors. For purposes of this Section 6.2, an “employee” or “agent” of the Corporation includes any person other than a director or officer who (i) is or was an employee or agent of the Corporation, (ii) is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) was an employee or agent of a corporation that was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

6.3    Payment Of Expenses In Advance.

Expenses (including attorneys’ fees) incurred in defending any Proceeding for which indemnification is required pursuant to Section 6.1 shall be, or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors may be, paid by the Corporation in advance of the final disposition of such Proceeding; provided, however, that to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the or on behalf of the indemnified party to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified under this Article VI. If a claim for indemnification (following the final disposition of such Proceeding) or advancement of expenses under this Article VI is not paid in full within thirty days after a written claim therefor by the indemnified person has been received by the Corporation, such indemnified person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the indemnified person is not entitled to the requested indemnification or advancement of expenses under applicable law.

6.4    Indemnity Not Exclusive.

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may have or hereafter acquire under any statute, provision of these Bylaws, the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors or otherwise.

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6.5    Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

6.6    Amendments.

Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any indemnified person in respect of any act or omission occurring prior to the time of such repeal or modification.

6.7    Other Indemnification and Prepayment of Expenses.

This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Indemnitees when and as authorized by appropriate corporate action.

ARTICLE VII

RECORDS AND REPORTS

7.1    Maintenance And Inspection Of Records.

(a)    The Corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

(b)    Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation’s stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person’s interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in Delaware or at its principal place of business.

(c)    A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder’s name, shall

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be open to the examination of any such stockholder for a period of at least 10 days before the meeting to the extent and in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2    Inspection By Directors.

Any director shall have the right to examine the Corporation’s stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director.

ARTICLE VIII

GENERAL MATTERS

8.1    Checks.

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the Corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2    Execution Of Corporate Contracts And Instruments.

The Board of Directors may, except as otherwise provided in these Bylaws, authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3    Stock Certificates.

The shares of the Corporation shall be represented by certificates. Every stockholder shall be entitled to have a certificate signed by, or in the name of the Corporation by the chairman or vice-chairman of the Board of Directors, or the president or vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

No stock certificates will be issued in bearer form.

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8.4    Special Designation On Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5    Lost Certificates.

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock in the place of any certificate previously issued by it, alleged to have been lost, stolen, mutilated or destroyed, and the Corporation may require the owner of the lost, stolen, mutilated or destroyed certificate, or the owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft, mutilation or destruction of any such certificate or the issuance of such new certificate.

8.6    Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both a corporation (or other entity) and a natural person.

8.7    Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.8    Seal.

The Corporation may adopt a corporate seal, which may be altered at pleasure, and may use the same by causing it or a facsimile thereof, to be impressed or affixed or in any other manner reproduced.

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8.9    Transfers of Stock.

Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation.

8.10    Registered Stockholders.

The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.11    Facsimile Signature.

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The Bylaws of the Corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that no bylaw may be adopted, amended or repealed by the stockholders except by the vote or written consent of at least a majority of the voting power of the Corporation. The Corporation may, in its Certificate of Incorporation, confer the power to adopt, amend or repeal Bylaws upon the Board of Directors. The fact that such power has been so conferred upon the Board of Directors shall not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal Bylaws as set forth in this Article IX.

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ANNEX A

U.S. LIFE RESTRUCTURING

In February 2016, The Company stated its intention to effect the U.S. Life Restructuring pursuant to which it would:

(i) suspend sales of traditional life insurance and fixed annuity products;

(ii) reduce expense levels;

(iii) repatriate existing business from Brookfield Life and Annuity Insurance Company Limited (“BLAIC”) to the Company’s U.S. life insurance Subsidiaries (the “BLAIC Repatriation Plan”); and

(iv) separate and isolate the Company’s long-term care insurance business from its life/annuity business (the “Separation Plan”).

•	The BLAIC Repatriation Plan was completed on October 1, 2016 and included the following steps:

•	Genworth Life and Annuity Insurance Company (“GLAIC”) recaptured a block of universal life insurance from BLAIC effective April 1, 2016.

•	GLAIC recaptured a block of term life insurance from BLAIC effective July 1, 2016.

•	River Lake Insurance Company IX terminated a term life insurance excess of loss treaty with BLAIC effective July 1, 2016.

•	Genworth Financial International Holdings, LLC distributed 100% of the ownership interest in BLAIC to Genworth Holdings, Inc. and, in turn, Genworth Holdings, Inc. contributed 100% of the ownership interest in BLAIC to Genworth North America Corporation.

•	BLAIC merged with and into Genworth Life Insurance Company (“GLIC”) with GLIC as the surviving corporation.

•	The Separation Plan includes the following steps:

•	GLAIC to transfer to GLIC through reinsurance transactions GLAIC’s policy liabilities with long term care insurance exposure.

•	GLIC to transfer to GLAIC through reinsurance transactions certain of GLIC’s company owned life insurance business, universal life and term insurance business, single-premium deferred annuity business, single-premium immediate annuity business, structured settlement annuity business and fixed annuity business.

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•	GLIC to recapture certain single-premium deferred annuity business currently ceded by GLIC to GLAIC.

•	GLIC to transfer ownership of GLAIC, in whole, to an intermediate holding company (the “Unstacking”). The Company to contribute or transfer up to $175,000,000 to GLIC to facilitate the Unstacking.

•	The Company will discuss the transfer of GLAIC’s 34.5% ownership interest in GLICNY to GLIC (the “GLICNY Transfer”) with the applicable Governmental Entities and, in consultation with Parent, take other reasonable actions to explore the feasibility of the GLICNY Transfer and, if approval from such Governmental Entities is received, to pursue the GLICNY Transfer; provided, however, that the Company shall be under no obligation to effectuate the GLICNY Transfer and any such transfer would be subject to receipt of any required regulatory approvals. For the avoidance of doubt, the GLICNY Transfer is not part of the Unstacking, and neither the GLICNY Transfer nor the receipt of any consent or approval from any Governmental Entity with respect to the GLICNY Transfer is a condition to any party’s obligations under the Agreement.

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Company Disclosure Letter*

Section 4.1	Organization, Good Standing and Qualification
Section 4.2(a)	Company Equity Awards
Section 4.2(b)	Company Equity Awards
Section 4.2(c)	Subsidiaries
Section 4.4(a)	Governmental Filings
Section 4.4(b)	No Violations; Certain Contracts
Section 4.5	Company Reports
Section 4.6	Absence of Certain Changes
Section 4.7(a)	Liabilities
Section 4.7(b)	Proceedings
Section 4.8	Company Plans
Section 4.9	Compliance with Laws; Licenses
Section 4.10	Material Contracts
Section 4.11	Owned Real Property
Section 4.12	Takeover Statutes
Section 4.13	Environmental Matters
Section 4.14	Tax
Section 4.15	Labor Matter
Section 4.16	Intellectual Property
Section 4.17	Insurance
Section 4.19	Insurance Subsidiaries
Section 4.20	Insurance Matters
Section 4.21	Reinsurance Contracts
Section 4.22	Compliance of Investment Assets
Section 4.23	Financial Reinsurance Contracts
Section 4.24	Mortgage Insurance
Section 4.26	Investment Advisor
Section 4.27	Ratings Agencies
Section 4.28	Separate Accounts
Section 6.1(a)	Interim Operations
Section 6.1(b)	Future Rate Action Plan
Section 6.1(e)	Genworth Canada
Section 6.5(a)	Regulatory Filings
Section 6.5(b)(ii)	Burdensome Condition
Section 6.9(a)	Employee Benefits
Section 6.9(e)	Employee Benefits
Section 6.11(b)	D&O Insurance
Section 7.1(b)	Company Approvals
Section 7.2(e)	Company Approvals—U.S. Life Restructuring
Section 7.2(g)	Specified Entities
Section 10.1	Actuarial Reports
Section 10.2	Company Material Adverse Effect
Section 10.3	Knowledge of the Company
Section 10.4	Permitted Liens
Section 10.5	Significant Subsidiaries

Parent Disclosure Letter*

Section 5.1	Organization, Good Standing and Qualification
Section 5.3(a)	Governmental Filings, No Violations; Etc.
Section 5.6	Ownership Structure
Section 6.5(a)	Filings; Other Actions; Notification
Section 6.5(b)	Filings; Other Actions; Notification
Section 6.5(c)	Filings; Other Actions; Notification
Section 7.1(b)	Conditions to Each Party’s Obligation to Effect the Merger
Section 10.1	Intervening Event
Section 10.2	Knowledge
Section 10.3	Specified Information

*	Exhibits and schedules to this agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of the Exhibits, Annexes or the Schedules to the Securities and Exchange Commission upon request.